EXHIBIT 99.1

FIRST MINING GOLD

TSX: FF

OTCQX: FFMGF

FRANKFURT: FMG

ANNUAL INFORMATION FORM

For the year ended December 31, 2021

Date: March 25, 2022

2070 – 1188 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA V6E 4A2
WWW.FIRSTMININGGOLD.COM | 1-844-306-8827

CONTENTS

Important information about this document	3
Reporting currency and financial information	3
Non-IFRS Financial Measures	3
Caution about forward-looking information	4
Examples of forward-looking information in this AIF	4
Material risks	6
Material assumptions	7
National Instrument 43-101 definitions	8
Glossary of units	11
Glossary of elements	11
Glossary of abbreviations and acronyms	11
Cautionary note to US investors	12

About First Mining	13
Vision and strategy	13
General overview of our business	14
Three-year history	17
Recent developments	25
Significant acquisitions	26
Corporate organization	27
Our projects	28

Material Properties	29

Springpole	29
Technical report	29
Project description, location and access	29
History	32
Geological setting, mineralization and deposit types	34
Exploration	35
Drilling	35
Sampling, analysis and data verification	36
Mineral processing and metallurgical testing	40
Mineral resource estimates	42
Mineral reserve estimates	42
Mining methods	43
Processing and recovery operations	44
Infrastructure, permitting and compliance activities	45
Capital and operating costs	47
Exploration, development and production	50
Recent developments	51

Cameron	55
Technical report	55
Project description, location and access	55
History	56
Geological setting, mineralization and deposit type	57
Exploration	57
Drilling	57
Sampling, analysis and data verification	58
Mineral processing and metallurgical testing	63
Mineral resource estimates	63
Recent developments	65

Non-material properties	66

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CONTENTS (continued)

Royalty portfolio	70

Risks that can affect our business	72
Types of risk	72
Exploration, development, production and operational risks	72
Financial risks	77
Political risks	81
Regulatory risks	82
Environmental risks	83
Industry risks	85
Other risks	86

Investor information	92
Share capital	92
Common shares	92
Preferred shares	93
Security-based compensation and convertible securities	93
Material contracts	94
Market for our securities	98
Prior sales	99
Trading activity	101
Our team	102
Audit Committee information	108
Interests of experts	111
Additional information	112

Appendix A– Audit Committee Charter	113

Important information about this document

This annual information form (“AIF”) provides important information about the Company. It describes, among other things, our history, our markets, our exploration and development projects, our Mineral Resources and Mineral Reserves, sustainability, our regulatory environment, the risks we face in our business and the market for our shares

Throughout this document, the terms we, us, our, the Company and First Mining mean First Mining Gold Corp. and its subsidiaries, in the context.

Reporting currency and financial information

The reporting currency of the Company is Canadian dollars. Unless we have specified otherwise, all dollar amounts (“$”) referred to in this AIF are in Canadian dollars. Any references to “US$” mean United States (US) dollars. On December 31, 2021, the exchange rate of US dollars into Canadian dollars, being the average exchange rate published by the Bank of Canada, was US$1.00 equals $1.27.

Non-IFRS Financial Measures

In this AIF we refer to future estimates of financial measures that are not IFRS financial measures (“Non-IFRS Financial Measures”). These financial measures are widely used in the mining industry as a benchmark for performance but do not have standardized meanings prescribed by IFRS and may differ from methods used by other companies with similar descriptions. Non-IFRS Financial Measures should not be considered in isolation or in substitute for measures of performance prepared in accordance with IFRS.

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These Non-IFRS Financial Measures are included in this AIF because these statistics are used as key performance measures that management uses to monitor and assess future performance of the Springpole Project and to plan and assess the overall effectiveness and efficiency of mining operations. Non-IFRS Financial Measures included in this AIF are as follows:

•	Total Cash Costs and Total Cash Costs per Gold Ounce – Total Cash Costs are reflective of the cost of production. Total Cash Costs reported in the AIF in regards to the Springpole Project include mining costs, processing, water and waste management costs, on-site general and administrative costs, treatment and refining costs, royalties and silver stream credits. Total Cash Costs per Ounce is calculated as Total Cash Costs divided by total LOM payable gold ounces.

•	All-in Sustaining Costs (“AISC”) and AISC per Gold Ounce – AISC is reflective of all of the expenditures that are required to produce an ounce of gold from operations. AISC reported in the AIF is in regards to the Springpole Project includes Total Cash Costs, sustaining capital and closure costs. AISC per Ounce is calculated as AISC divided by total LOM payable gold ounces.

The AISC and Total Cash Costs are future estimates only and, as the Company has not generated production from the Springpole Project to date, no comparable historical figures are available.

Caution about forward-looking information

This AIF includes statements and information about our expectations for the future. When we discuss our strategy, business prospects and opportunities, plans and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under applicable securities laws. We refer to them in this AIF as forward-looking information.

Key things to understand about the forward-looking information in this AIF:

•

It typically includes words and phrases about the future, such as expect, believe, estimate, anticipate, plan, intend, predict, goal, target, forecast, project, scheduled, potential, strategy and proposed (see examples listed below).

•

It is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in the light of management’s experience and perception of historical trends, current conditions and expected future developments, including those we have listed below, which may prove to be incorrect.

•

Actual results and events may be significantly different from what we currently expect, because of the risks associated with our business. We list a number of these material risks on the next page. We recommend you also review other parts of this AIF, including the section “Risks that can affect our business” starting on page 72, which discuss other material risks that could cause our actual results to differ from current expectations.

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects. It may not be appropriate for other purposes. We will not update or revise this forward-looking information unless we are required to do so by applicable securities laws.

Examples of forward-looking information in this AIF

•	statements regarding future acquisitions of mineral properties
•	statements relating to our vision and strategy

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•	statements relating to our plans or intentions to pay, or not pay, a dividend to our shareholders
•	our intention to de-risk our material assets through exploration, drilling, calculating resource estimates, conducting economic studies and other activities;
•	our intention to utilize our management team’s expertise to successfully permit and construct producing mines at our material assets
•	statements relating to the criteria we will use when assessing potential acquisitions
•	our belief that we will continue to be able to locate and retain professionals with the necessary specialized skills and knowledge
•	statements regarding our intention and ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development
•	our ability to raise the capital necessary to fund our operations and the potential development of our properties
•	our ability to obtain the resources to conduct exploration and development activities on our properties
•	our belief that the policies and procedures implemented by our executive management team provide a safe working environment for all of our employees, consultants, contractors and stakeholders
•	forecasts relating to market developments and trends in global supply and demand for gold
•	our ability to work with the various Indigenous communities in relation to the development of our projects
•	our intention to construct a low-profile, resource access road to connect the Hope Brook Project to the Burgeo Highway or Highway 480
•	our intention to continue to make expenditures to ensure compliance with applicable laws and regulations
•	our intentions and expectations regarding exploration or drilling at any of our mineral properties
•	statements regarding potential increases in the ultimate recovery of gold and silver from our properties, including the Springpole Project
•

statements regarding regulatory approval and permitting, including but not limited to the Environmental Assessment process currently underway at the Springpole Project, our plans to submit an Environmental Impact Statement for the Springpole Project and our plans to complete a Feasibility Study for the Springpole Project

•	statements regarding continued drilling and other exploration activities at the Springpole Project
•	statements regarding future drilling by Auteco Minerals Ltd. at the Pickle Crow Project
•	statements regarding future exploration, drilling and operational activities at the Cameron Gold Project
•	statements regarding future activities by Big Ridge Gold Corp. at Hope Brook and our ownership of securities of Big Ridge Gold Corp.
•	statements regarding future activities at the Swain Lake Property, Birch Lake Properties and Vixen Properties and our expectations and intentions regarding our involvement in such properties

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•	our intentions and expectations regarding exploration at any of our mineral properties
•	forecasts relating to mining, development and other activities at our operations
•	statements regarding projected capital and operating costs, net present value, AISC, Total Cash Costs and internal rate of return and cash flows of the Springpole Project
•	future royalty and tax payments and rates
•	future work on our non-material properties
•	our Mineral Reserve and Mineral Resource estimates
•	statements regarding future consideration payable to First Mining pursuant to the Silver Stream Agreement and the Treasury Metals SPA

Material risks

•	exploration, development and production risks	•	our current or future operations may be challenged by one or more groups of Indigenous rights holders
•	operational hazards	•	we may lose our interest in certain projects if we fail to make certain required payments or minimum expenditures
•	global financial conditions including supply chain issues, increased inflation, economic sanctions and the impact of armed hostilities, such as those ongoing in the Ukraine	•	we may be unable to enforce our legal rights under our existing agreements, permits or licences, or may be subject to litigation or arbitration that has an adverse outcome
•	commodity price fluctuations	•	we may be adversely affected by currency fluctuations, volatility in securities markets and volatility in mineral prices
•	availability of capital and financing on acceptable terms	•	accidents or equipment breakdowns may occur
•	we have no history of commercially producing metals from our mineral exploration properties	•	the cyclical nature of the mining industry
•	our Mineral Reserve and Mineral Resource estimates may not be reliable, or we may encounter unexpected or challenging geological, hydrological or mining conditions	•	there may be changes to government regulations or policies, including tax and trade laws and policies
•	our exploration plans may be delayed or may not be successful	•	we may be adversely affected by changes in foreign currency exchange rates, interest rates or tax rates
•	we may not be able to obtain or maintain necessary permits or approvals from government authorities	•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, may prove to be inaccurate
•	we may be affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays
•	there may be defects in, or challenges to, title to our properties

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•	we may be impacted by natural phenomena, including inclement weather, fire, flood and earthquakes	•	uncertainties and substantial expenditures related to determining whether Mineral Resources or Mineral Reserves exist on a property
•	our operations may be disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents or equipment, equipment failure, lack of tailings capacity, labour shortages, ground movements, transportation disruptions or accidents or other exploration and development risk	• •	future sales by existing shareholders could reduce the market price of our shares we may be impacted by public health crises, such as the COVID-19 pandemic (“COVID-19”)

Material assumptions

•	the assumptions regarding market conditions upon which we have based our capital expenditure expectations
•	the availability of additional capital and financing on acceptable terms, or at all
•	our Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based are reliable
•	the success of our exploration plans
•	our expectations regarding spot prices and realized prices for gold and other precious metals
•	market developments and trends in global supply and demand for gold meeting expectations
•	our expectations regarding tax rates and payments, foreign currency exchange rates and interest rates
•	our reclamation expenses
•	the geological conditions at our properties
•	the underlying title to each of our properties is valid and will continue to be so
•	our ability to satisfy payment and minimum expenditure obligations in respect of certain of our properties
•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals without undue delay
•

our operations are not significantly disrupted as a result of natural disasters, governmental or political actions, public health crises, such as the COVID-19 outbreak, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to our activities, equipment failure, labour shortages, ground movements, transportation disruptions or accidents or other exploration and development risks

•	our ability to maintain the support of stakeholders and rights holders necessary to develop our mineral projects including, without limitation, Indigenous rights holders
•	the accuracy of geological, mining and metallurgical estimates
•	maintaining good relationships with the communities in which we operate

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National Instrument 43-101 definitions

Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”).

Qualified Person

The term “Qualified Person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

Mineral Resource

The term “Mineral Resource” refers to a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Inferred Mineral Resource

The term “Inferred Mineral Resource” refers to that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and limited sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. The estimate is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

The term “Indicated Mineral Resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with sufficient confidence to allow the appropriate application of modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to reasonably assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a “Measured Mineral Resource” and may only be converted to a “Probable Mineral Reserve”.

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Measured Mineral Resource

The term “Measured Mineral Resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with sufficient confidence to allow the appropriate application of modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors) in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a “Proven Mineral Reserve” or to a Probable Mineral Reserve.

Mineral Reserve

The term “Mineral Reserve” refers to that part of a Measured and/or Indicated Mineral Resource which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors). It includes diluting materials that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility, as well as allowances for losses which may occur when the material is mined or extracted, and Mineral Reserves are defined by studies at pre-feasibility or feasibility level, as appropriate. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The term Mineral Reserve does not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does, however, signify that there are reasonable expectations of such approvals.

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Probable Mineral Reserve

The term “Probable Mineral Reserve” refers to the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors) applying to a Probable Mineral Reserve is lower than that applying to a “Proven Mineral Reserve”. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

Proven Mineral Reserve

The term “Proven Mineral Reserve” refers to the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies that the Qualified Person has the highest degree of confidence in the estimate and the modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors). Use of the term is restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

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Glossary of units

Unit	Abbreviation
centimetre(s)	cm
cubic metre(s)	m3
day	d
degree(s)	°
foot/feet (as context requires)	ft.
gram(s)	g
grams per tonne	g/t
hectare(s)	ha
kilogram(s)	kg
kilometre(s)	km
metre(s)	m
micrometre(s)	µm
million ounces	Moz.
million cubic metres	Mm3
million tonnes	Mt
ounce(s)	oz.
ounce(s) per tonne	oz./t
parts per million	ppm
square kilometre(s)	km2
square metre(s)	m2
tonne(s)	t
tonnes per cubic metre	t/m3

Glossary of elements

Element	Abbreviation
copper	Cu
gold	Au
silver	Ag

Glossary of abbreviations and acronyms

All-In Sustaining Costs	AISC
Canadian Environmental Assessment Act	CEAA
Carbon-in-Pulp	CIP
Cut-off Grade	COG
Environmental Impact Statement	EIS
Engineering, Procurement and Construction Management	EPCM
General and Administrative	G&A
Internal Rate of Return	IRR
Life-of-Mine	LOM
National Instrument 43-101	NI 43-101
Net Present Value	NPV
Net Smelter Return	NSR
Non-Acid Generating	NAG
Potentially Acid Generating	PAG
Pre-Feasibility Study	PFS
Preliminary Economic Assessment	PEA
Quality Assurance	QA
Quality Control	QC
Waste Storage Facility	WSF

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Cautionary note to US investors

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained or incorporated by reference in this AIF has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

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About First Mining

First Mining Gold Corp. is a Canadian-focused gold exploration and development company that was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp. and a co-founder of First Quantum Minerals Ltd.

We are advancing a portfolio of gold projects in Canada, with our most advanced project being the Springpole Gold Project (the “Springpole Project” or “Springpole”)  in northwestern Ontario,  which is one of the largest undeveloped gold projects in Canada, and where we have commenced a Feasibility Study and permitting activities are on-going with the submission of a draft Environmental Impact Statement for the project targeted for 2022. We also own the Cameron, Duparquet, Duquesne and Pitt gold projects, all advanced-stage gold projects in Ontario (in the case of Cameron) and Québec. Our portfolio of gold project interests also includes the Pickle Crow gold project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook gold project (being advanced in partnership with Big Ridge Gold Corp.), an equity interest in Treasury Metals Inc. (“Treasury Metals”), and a portfolio of 21 gold royalties.

We are publicly listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “FF”, in the US on the OTC-QX under the trading symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. Our management team has decades of experience in evaluating, exploring and developing mineral assets.

First Mining Gold Corp. (TSX: FF; OTC-QX: FFMG; Frankfurt: FMG)
Head Office: First Mining Gold Corp. Suite 2070 1188 West Georgia Street Vancouver, BC V6E 4A2 Canada Telephone: 604.639.8848	Registered & Records Office: Bennett Jones LLP Suite 2500, Park Place 666 Burrard Street Vancouver, BC V6C 2X8 Canada

Vision and strategy

We hold a portfolio of eight (8) mineral assets in Canada and the United States, with a focus on gold, along with a number of marketable securities and a portfolio of gold royalties. Our vision is to advance our material assets toward a construction decision and, ultimately, to production.

To achieve this goal, our strategy is to:

•	advance the Springpole Project to a construction decision by taking Springpole through the environmental assessment process and completing a feasibility study for the project;

•	enhance the Springpole Project by consolidating the mineral tenure in the prospective Birch-Uchi greenstone belt and exploring this district-scale land package;

•

de-risk our other material assets through exploration, drilling, calculating resource estimates, conducting engineering, environmental and economic studies, advancing the projects through permitting processes and other activities;

•	surface value for our portfolio of assets by finding partners to help advance them by committing financial and human capital to advance and de-risk them;

•	utilize our management team’s expertise to successfully permit, finance and construct producing mines at our material assets, either on our own or with financial or operating partners; and

•	continue to grow our asset base by acquiring additional mineral assets.

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We may acquire additional mineral assets in the future. We consider the following criteria when assessing potential acquisition targets:

•	Quality of asset – we consider factors such as economics, grade, size and exploration potential, metallurgy and mineability (eg. strip ratio) when assessing a new mineral property.

•	Location – we are focused on assets located in politically stable and mining friendly jurisdictions.

•	Compatibility with our existing asset base – we consider whether a project can improve the economic or strategic value of our existing projects.

•	Availability of infrastructure – we consider whether the project has good access to power, water, highways, ports and a labour force.

•	Holding costs – we take into account the holding costs (eg. assessment work requirements) and annual taxes payable on the mineral claims when deciding whether to acquire a new mineral property.

•	Valuation – we look for attractively valued resources to add to our portfolio.

General overview of our business

We are in the exploration and development stage, and we do not currently own any producing properties. Consequently, we have no current operating income or cash flow from our properties, nor have we had any income from operations in the past three financial years. At this time, our operations are primarily funded by equity financings.

An investment in First Mining is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration of our mineral properties. We encourage readers to carefully read this AIF in its entirety, including the section “Risks that can affect our business” starting on page 72 which discusses material risks related to our business, operations and prospects.

Principal products

We are currently in the exploration and development stage and do not produce or sell mineral products. Our principal focus is on gold.

Specialized skills and knowledge

Our business requires individuals with specialized skills and knowledge in the areas of geology, drilling, geophysics, geochemistry, metallurgy, engineering and mineral processing, implementation of exploration programs, mine engineering, environmental assessment and mine permitting, acquisitions, capital raising, mine finance, accounting, and environmental compliance. In order to attract and retain personnel with such skills and knowledge, we maintain competitive remuneration and compensation packages. To date, we have been able to locate and retain such professionals in Canada and in the US, and we believe we will be able to continue to do so.

Competitive conditions

The precious metal mineral exploration and mining industry is very competitive in all phases of exploration and development, and we compete with numerous other companies and individuals in the search for, and the acquisition and development of, attractive precious metal mineral properties.

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As a result of this competition, we may at times compete with other companies that have greater financial resources and technical facilities, and we may compete with other exploration and mining companies for the procurement of equipment and for the availability of skilled labour, which means that there may be times where we are unable to attract or retain qualified personnel. As well, we cannot assure you that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to us.

As a result of the competitors in our industry, many of whom have greater financial resources than us, the Company may be unable to acquire attractive mineral properties in the future on terms it considers acceptable. We also compete with other companies when it comes to: (a) raising the capital necessary to fund our operations and the potential development of our properties; and (b) obtaining the resources to conduct exploration and development activities on our properties.

Cycles

The mining business is subject to commodity price cycles. The gold market, late in 2010, made significant gains in terms of US dollars but remained volatile throughout 2011 and suffered significant declines in 2013 and 2014. The financial markets for mining in general and mineral exploration and development in particular, continued to be weak through to the end of 2021 and, as a result of the COVID-19 crisis and the more recent crisis and hostilities in the Ukraine, markets are experiencing extreme volatility as of the date of this AIF. The long-term effects of these crises on financial markets and the economy in general is at present unknown. If the global economy stalls and commodity prices decline as a consequence, a continuing period of lower prices could significantly affect the economic potential of many of our current properties and may result in First Mining ceasing work on, or dropping its interest in, some or all of our properties. As we do not currently undertake production activities, our ability to fund ongoing exploration is affected by the availability of financing (and particularly equity financing) which, in turn, is affected by the strength of the economy, commodity prices and other general economic factors.

In addition, our mineral exploration activities may be subject to seasonality due to adverse weather conditions at our project sites. Drilling and other exploration activities on our properties may be restricted during the winter season as a result of various weather-related factors including, without limitation, inclement weather, snow covering the ground, frozen ground and restricted access due to snow, ice or other weather-related factors. In addition, access to the Springpole site for bulk material haulage is by a winter ice road. The quality, functionality and duration of this access depends on temperatures being cold enough for a sufficient period of time. Failure to build or maintain winter access can result in delays in our work programs and higher operating costs.

Economic dependence

Our business is dependent on the acquisition, exploration, development and operation of mineral properties. We are not dependent on any contract to sell our products or services or to purchase the major part of our requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which our business depends.

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Employees

As of the date of this AIF, we have 28 full-time employees, and we also utilize fixed-term employees, consultants and contractors as needed to carry on many of our activities and, in particular, to supervise and carry out the work programs at our mineral projects.

Environmental protection

We are subject to the laws and regulations relating to environmental matters in all jurisdictions in which we operate, including provisions relating to property reclamation, discharge of hazardous materials and other matters.

We may also be held liable should environmental problems be discovered that were caused by former owners and operators of our projects. We conduct our mineral exploration activities in compliance with applicable environmental protection legislation. We are not aware of any existing environmental issues relating to any of our material properties that may result in material liability to First Mining.

New environmental laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse effect on us, both financially and operationally, by potentially increasing capital and/or operating costs and delaying or preventing the development of our mineral properties.

We believe that the policies and procedures implemented by our executive management team provide a safe working environment for all our employees, consultants, contractors, stakeholders and rights holders. We recognize that safety and environmental due diligence are significant contributors to the long-term sustainability of our operations and support our objective of projects being completed in a cost effective and timely manner with excellent quality control.

Bankruptcy and similar procedures

There are no bankruptcies, receivership or similar proceedings against us, nor are we aware of any such pending or threatened proceedings. We have not commenced any bankruptcy, receivership or similar proceedings during our history.

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Three-year history

2019

February

•

We announced positive interim metallurgical test results for our Springpole Project that indicated the potential for significant increases in the ultimate recovery of both gold and silver from the project. This updated metallurgical work achieved total recoveries of 90.6% for gold and 95.1% for silver through flotation followed by separate cyanide leaching of both concentrate and flotation tails.

March

•	We announced the results of an updated Mineral Resource estimate for the Goldlund gold project located in Ontario (the “Goldlund Project”).

April

•	We filed a technical report for the updated Mineral Resource estimate on the Goldlund Project that was prepared in accordance with NI 43-101.

•	We announced the appointment of Ken Engquist as our new Chief Operating Officer, effective April 29, 2019.

May

•

We announced the closing of a non-brokered private placement offering, raising aggregate gross proceeds of approximately $7.4 million (the “May 2019 Offering”) pursuant to which we issued 20,412,995 units of the Company (the “Units”) at a price of $0.27 per Unit for gross proceeds of approximately $5.5 million, and 5,277,777 flow-through units of the Company (the “FT Units”) at a price of $0.36 per FT Unit for gross proceeds of approximately $1.9 million. Each Unit consists of one common share of the Company (a “Unit Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Company at a price of $0.40 at any time prior to May 16, 2022. The net proceeds from the sale of the Units issued under the May 2019 Offering will be used by First Mining for development and permitting activities at our Canadian gold projects, as well as for general working capital purposes. The gross proceeds raised from the sale of the FT Units under the May 2019 Offering were used by First Mining to fund exploration programs that qualified as “Canadian Exploration Expenses” (“CEE”) and “flow-through mining expenditures”, as those terms are defined in the Income Tax Act (Canada), and as “eligible Ontario exploration expenditures” for the purposes of the Taxation Act, 2007 (Ontario). Such expenditures were renounced to subscribers effective no later than December 31, 2019.

June

•

We filed a final short form base shelf prospectus (the “2019 Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, and a corresponding registration statement on Form F-10 (the “2019 Registration Statement”) with the SEC under the U.S./Canada Multijurisdictional Disclosure System. The 2019 Shelf Prospectus and corresponding 2019 Registration Statement allowed us to undertake offerings of common shares (including common shares issued on a “flow-through” basis), preferred shares, warrants, subscription receipts and units or any combination thereof, up to an aggregate total of $100 million from time to time during the 25-month period that the 2019 Shelf Prospectus was effective.

Page 17

•

We announced the commencement of drilling at the Goldlund Project (the “2019 Goldlund Drilling Program”), with an initial work program at the Miller prospect on the property (“Miller”) consisting of 14 drillholes (including 3,000 m of step-out drilling) planned along strike, both to the northeast and southwest of the area drilled at Miller in 2018.

August

•

We announced the establishment of an at-the-market equity program (the “ATM Program”) pursuant to which we could, at our discretion and from time to time, issue up to $15 million of our common shares to the public at the prevailing market price of the shares when issued through the TSX. Sales of common shares through the ATM Program were made pursuant to the terms of an equity distribution agreement dated August 19, 2019 between First Mining and Cantor Fitzgerald Canada Corporation (“Cantor”). The ATM Program was in effect until July 26, 2021, at which point it terminated due to the expiry of the 2019 Shelf Prospectus. We sold an aggregate of 532,000 common shares of First Mining under the ATM Program at an average price of $0.24 per share for gross proceeds of $128,866, or net proceeds of $125,000 after deducting the commission of $3,866 paid to Cantor in respect of these sales.

•

We announced that we had entered into an option agreement with Momentum Minerals Ltd. (“Momentum”), a private company, pursuant to which Momentum was granted a four-year option to earn a 100% interest in our Turquoise Canyon gold property located in Nevada, United States (the “Turquoise Canyon Property”) in exchange for certain annual share and/or cash payments to First Mining and annual exploration expenditure requirements, and we retained a 2% NSR royalty on the Turquoise Canyon Property. Momentum may buy back 1% of this NSR royalty up until the first anniversary of commercial production at the property by paying us US$1 million.

September

•

We announced assay results from the first seven holes of the 2019 Goldlund Drilling Program at Miller, and that the 2019 Goldlund Drilling Program had been increased to 25 drillholes, with drilling to date totalling approximately 4,133 m in 22 holes, and visible gold noted in many of these holes.

October

•	We announced the positive results of an updated independent Preliminary Economic Assessment (“PEA”) for our Springpole Project.

November

•	We filed a technical report for the updated PEA on our Springpole Project that was prepared by SRK Consulting (Canada) Inc. in accordance with NI 43-101.

•	We announced that we had entered into an agreement with Ausenco Engineering Canada Inc. to complete a Pre-Feasibility Study (“PFS”) for our Springpole Project.

•

We announced the expansion of the 2019 Goldlund Drilling Program to 32 drillholes at the Miller prospect, totalling approximately 6,130 m, with additional drilling planned for the Main Zone at the Goldlund Project in 2020, and we announced additional assay results on drilling completed to date at Miller.

Page 18

December

•

We announced the closing of a non-brokered private placement offering, raising aggregate gross proceeds of approximately $2.0 million (the “December 2019 Offering”) pursuant to which we issued 7,405,000 common shares of First Mining (the “Flow-Through Shares”) that qualify as flow-through shares for purposes of the Income Tax Act (Canada), at a price of $0.27 per Flow-Through Share. The gross proceeds raised from the December 2019 Offering were used by First Mining to fund exploration programs that qualified as “CEE” and “flow-through mining expenditures”, as those terms are defined in the Income Tax Act (Canada). Such expenditures were renounced to subscribers effective no later than December 31, 2019. In connection with the December 2019 Offering, we paid a 5% finder’s fee on the aggregate gross proceeds of the offering. This fee was paid by First Mining in common shares of the Company at a price of $0.27 per share, resulting in the issuance of an additional 370,250 common shares of First Mining.

2020

February

•

We announced the remaining assay results from the 2019 Goldlund Drilling Program at the Miller prospect, and we announced the resignation of Dr. Christopher Osterman from our board of directors (the "Board").

•

We announced the closing of the first tranche of a non-brokered private placement offering, raising aggregate gross proceeds of $2.5 million (the “2020 Tranche 1 Offering”), pursuant to which we issued 10,000,000 FT Units at a price of $0.25 per FT Unit. Each FT Unit consists of one Flow-Through Share and one-half of one Warrant. Each whole Warrant entitles the holder to acquire one common share of First Mining at a price of $0.33 at any time prior to February 14, 2023. The gross proceeds raised from the sale of the FT Units under the 2020 Tranche 1 Offering were used by First Mining for expenditures that qualified as “Canadian Development Expenses” as defined in the Income Tax Act (Canada) on our Springpole Project. Such expenditures were renounced to subscribers effective no later than December 31, 2020.

•

We announced the closing of the second tranche of a non-brokered private placement offering, raising aggregate gross proceeds of approximately $5.1 million (the “2020 Tranche 2 Offering”), pursuant to which we issued 23,328,818 Units at a price of $0.22 per Unit. Each Unit consists of one Unit Share and one-half of one Warrant. Each whole Warrant entitles the holder to acquire one common share of First Mining at a price of $0.33 at any time prior to February 28, 2023. The net proceeds raised from the sale of the Units under the 2020 Tranche 2 Offering were used by First Mining for development and permitting activities at our Canadian gold projects, as well as for general working capital purposes.

March

•

We announced the assay results of the first eleven drillholes from the 2020 drill program at the Goldlund Property, which is focused within and around the defined resource area known as the Goldlund Main Zone.

•

We announced the closing of the third and final tranche of a non-brokered private placement offering, raising aggregate gross proceeds of approximately $0.9 million (the “2020 Tranche 3 Offering”), pursuant to which we issued 4,091,500 Units at a price of $0.22 per Unit. Each Unit consists of one Unit Share and one-half of one Warrant. Each whole Warrant entitles the holder to acquire one common share of First Mining at a price of $0.33 at any time prior to March 6, 2023. The net proceeds raised from the sale of the Units under the 2020 Tranche 3 Offering will be used by First Mining for development and permitting activities at our Canadian gold projects, as well as for general working capital purposes. In total, we raised gross proceeds of approximately $8.5 million across the three tranches of the February/March 2020 non-brokered private placement offering.

Page 19

•

We announced that we had entered into a definitive earn-in agreement (the “Pickle Crow Earn-In Agreement”) with Auteco Minerals Ltd. (“Auteco”) pursuant to which Auteco, through a subsidiary, can earn up to an 80% interest in PC Gold Inc. (“PC Gold”), a wholly-owned subsidiary of First Mining at that time, which owns the Pickle Crow gold project located in Ontario (the “Pickle Crow Project”). For a summary of the key terms of the Pickle Crow Earn-In Agreement, see the section in this AIF entitled “Investor information – Material contracts – Pickle Crow Earn-In Agreement”.

April

•	We announced the appointments of Mr. Richard Lock and Ms. Aoife McGrath to our Board, and the concurrent retirement of Dr. David Shaw and Mr. Michel Bouchard from the Board.

•

We announced the assay results of an additional 19 drillholes from the 2020 drill program at the Goldlund Project which included both infill and step-out holes designed to test the area between Zones 2 and 3 of the deposit.

•

We entered into a share purchase agreement with a third-party private company (the “Purchaser”) pursuant to which the Purchaser acquired all of the issued and outstanding shares of 0924682 B.C. Ltd. and 1089568 B.C. Ltd., two wholly-owned subsidiaries of First Mining that hold all of the shares of two Mexican subsidiaries that owned all of our Mexican mineral properties. Consideration consisted of nominal cash, and the grant to First Mining of a 2% NSR on 10 of the 11 mineral properties. The Purchaser has the right to buy-back 1% of each of these 10 NSRs by paying US$1 million to the Company for each NSR in respect of which the buy-back right is exercised. As a result of this transaction, we ceased to hold any mineral properties in Mexico.

June

•

We announced that we had entered into a definitive share purchase agreement (the “Treasury Metals SPA”) with Treasury Metals Inc. (“Treasury Metals”) in respect of the sale of all the issued and outstanding shares of Tamaka Gold Corporation (“Tamaka”), a wholly-owned subsidiary of First Mining and owner of the Goldlund Project, to Treasury Metals (the “Treasury Metals Transaction”). In exchange for acquiring all of the issued and outstanding shares of Tamaka, Treasury Metals issued First Mining 130,000,000 common shares (the “TML Shares”) and 35,000,000 warrants (the “TML Warrants”) with an exercise price of $0.50 and a three-year term. First Mining was also granted a 1.5% NSR royalty on the Goldlund Project, one third (0.5%) of which can be bought back by Treasury Metals at any time in exchange for a $5,000,000 cash payment. Upon receipt of a mining lease to extract material from an open pit mine at the Goldlund Project, Treasury Metals will pay First Mining $2,500,000, and it will pay an additional $2,500,000 to First Mining upon 300,000 tonnes or ore being extracted from the Goldlund Project. In connection with the Treasury Metals Transaction, First Mining agreed to use commercially reasonable efforts to distribute up to 70,000,000 TML Shares and all 35,000,000 TML Warrants to its shareholders within 12 months of closing. Upon closing, First Mining became entitled to nominate three directors of the Treasury Metals’ board. Currently, Daniel W. Wilton, David Whittle and Fraser Bouchard sit on the Treasury Metals’ board as nominees of First Mining. The Treasury Metals SPA specifies that, if after closing, our share position in Treasury Metals is reduced to between 10% and 19.9%, we will have the right to nominate two directors to the Treasury Metals’ board and, if our share position is reduced to between 5% and 9.9%, we will have the right to nominate only one director to the Treasury Metals’ board. Subsequent to the Treasury Metals Transaction, Treasury Metals completed a 3:1 share consolidation. As a result, following this consolidation, we held 43,333,332 TML Shares and, in accordance with the adjustment provisions in the indenture governing the TML Warrants, 11,666,666 TML Warrants with an exercise price of $1.50.

Page 20

•

First Mining announced that it, along with Gold Canyon Resources Inc. (“Gold Canyon”), a wholly-owned subsidiary of First Mining, had entered into a silver purchase agreement (the “Silver Stream Agreement”) with First Majestic Silver Corp. (“First Majestic”) in relation to our Springpole Project, pursuant to which First Majestic has agreed to pay First Mining total consideration of US$22.5 million for the right to purchase 50% of the payable silver produced from Springpole for the life of the project (the “Silver Stream”). For a summary of the key terms of the Silver Stream Agreement, see the section in this AIF entitled “Investor information – Material contracts – Silver Stream Agreement”.

July

•	We announced that we had closed the Silver Stream transaction with First Majestic.

•	We announced the assay results of an additional 13 drillholes from the 2020 drill program at the Goldlund Project.

August

•	We announced the assay results of an additional five drillholes from the 2020 drill program at the Goldlund Project.

•

We announced that we had closed the Treasury Metals Transaction, which resulted in the combination of the Goldlund Project with Treasury Metals’ adjacent Goliath gold project to create a district-scale, multi-million-ounce gold project in a favourable mining jurisdiction.

•

We announced that Auteco had notified First Mining that it had fulfilled the initial $750,000 exploration expenditures requirement under the Pickle Crow Earn-In Agreement in respect of the first portion of the stage 1 earn-in requirements under the agreement.

•

We announced the closing of an over-subscribed bought deal offering (the “Bought Deal Financing”) pursuant to which First Mining issued 57,500,000 Units (including 7,500,000 Units issued in connection with the exercise in full of the over-allotment option that had been granted to the Underwriters (as defined below) in connection with the Bought Deal Financing) at a price of $0.50 per Unit for aggregate gross proceeds of $28,750,000. Each Unit consists of one Unit Share and one-half of one Warrant. Each whole Warrant entitles the holder to acquire one common share of First Mining at a price of $0.70 at any time prior to August 26, 2022. The Units issued under the Bought Deal Financing were offered by way of a prospectus supplement to the 2019 Shelf Prospectus, and were sold through a syndicate of underwriters led by Cormark Securities Inc. and including BMO Nesbitt Burns Inc. and H.C. Wainwright & Co., LLC (collectively, the “Underwriters”). The net proceeds raised from the sale of the Units under the Bought Deal Financing are being used by First Mining for exploration, development and permitting activities at our Canadian gold projects, potential acquisitions, as well as for working capital and general corporate purposes.

November

•	We announced the appointment of Ms. Leanne Hall to our Board.

December

•

We announced that we had completed a transaction with Metalore Resources Limited (“Metalore”) pursuant to which we acquired from Metalore the East Cedartee claims which are located between our Cameron claim block (which includes the “Cameron Gold Deposit” that hosts the current Mineral Resource on the Cameron property) and our West Cedartree claim block (which includes the Dubenski and Dogpaw deposits on the Cameron property). The acquisition of the East Cedartree claims consolidates First Mining’s land holdings at Cameron into a single contiguous block and adds a further 3,200 hectares to the 49,600 hectares that we already hold in the district. See the section in this AIF entitled “Cameron – Recent developments” for further details about this transaction.

Page 21

2021

January

•

We announced the positive results of a Pre-Feasibility Study (the “Springpole PFS”) that had been completed for our Springpole Project which supports a 30,000 tonnes-per-day open pit mining operation over an 11.3 year mine life. Highlights of the Springpole PFS are as follows:

o	US$1.5 billion pre-tax net present value at a 5% discount rate (“NPV5%”) at US$1,600/oz gold (“Au”), increasing to US$1.9 billion at US$1,800/oz Au;

o	US$995 million after-tax NPV5% at US$1,600/oz Au, increasing to US$1.3 billion at US$1,800/oz Au;

o	36.4% pre-tax internal rate of return (“IRR”); 29.4% after-tax IRR at US$1,600/oz Au;

o	Life of mine (“LOM”) of 11.3 years, with primary mining and processing during the first 9 years and processing lower-grade stockpiles for the balance of the mine life;

o	After-tax payback of 2.4 years;

o	Declaration of Mineral Reserves: Proven and Probable Mineral Reserves of 3.8 Moz Au, 20.5 Moz silver (“Ag”) (121.6 Mt at 0.97 g/t Au, 5.23 g/t Ag);

o	Initial capital costs estimated at US$718 million, sustaining capital costs estimated at US$55 million, plus US$29 million in closure costs;

o	Average annual payable gold production of 335 koz (Years 1 to 9); 287 koz (LOM);

o	Total cash costs of US$558/oz (Years 1 to 9); and US$618/oz (LOM)(1); and

o	All-in sustaining costs (“AISC”) of US$577/oz (Years 1 to 9), and AISC US$645 (LOM) (2)

Notes:

Base case parameters for the Springpole PFS assume a gold price of US$1,600/oz and a silver price of US$20, and an exchange rate (C$ to US$) of 0.75. All currencies are reported in U.S. dollars unless otherwise specified. NPV calculated as of the commencement of construction and excludes all pre-construction costs.

(1) Total cash costs consist of mining costs, processing costs, mine-level general and administrative (“G&A”) costs, treatment and refining charges and royalties. It does not include Company level G&A. Please see "Non-IFRS Financial Measures" at the beginning of this AIF.

(2) AISC consists of total cash costs plus sustaining and closure costs. Please see "Non-IFRS Financial Measures" at the beginning of this AIF.

See the section of this AIF entitled “Material Properties – Springpole” for further details of the Springpole PFS.

March

•

We announced that we had entered into a three-year option agreement with Exiro Minerals Corp. (“Exiro”) pursuant to which we may earn a 100% interest in Exiro’s Swain Post property in northwestern Ontario through future cash and share payments to Exiro during the term of the option, and by completing all assessment work requirements on the property during the option term. The Swain Post property comprises 237 single cell mining claims covering nearly 5,000 hectares. It is located approximately 20 km west of the Springpole Project and approximately 5 km west of the western-most property boundary at Springpole.

Page 22

•

We filed a technical report for the Springpole PFS that was prepared for us in accordance with NI 43-101 by AGP Mining Consultants Inc. The technical report, which is entitled “NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario, Canada” (report date: February 26, 2021; effective date: January 20, 2021), can be found under our SEDAR profile at www.sedar.com, and on our website at www.firstmininggold.com. See the section of this AIF entitled “Material Properties – Springpole” for further details of the technical report for the Springpole PFS.

•	We announced that Auteco had completed its $5 million expenditure requirement in respect of Stage 1 of its earn-in to PC Gold pursuant to the Pickle Crow Earn-In Agreement.

April

•

First Mining announced that it, along with Coastal Gold Corp. (“Coastal Gold”), a wholly-owned subsidiary of First Mining, had entered into a definitive earn-in agreement (the “Hope Brook Earn-In Agreement”) with Big Ridge Gold Corp. (“Big Ridge”) pursuant to which Big Ridge may earn up to an 80% interest in our Hope Brook Gold Project (“Hope Brook”) located in Newfoundland through a two-stage earn-in over a five year period (the “Big Ridge Transaction”). For a summary of the key terms of the Hope Brook Earn-In Agreement, see the section in this AIF entitled “Investor information – Material contracts – Hope Brook Earn-In Agreement”.

•

We announced that we had entered into a definitive earn-in agreement with Whitefish Exploration Inc. (“Whitefish”) pursuant to which we may earn up to a 100% interest in Whitefish’s Swain Lake property ("Swain Lake Property") located in northwestern Ontario through a two-stage earn-in process. We have a three-year option to earn an initial 70% interest in the Swain Lake Property by incurring $500,000 in qualifying expenditures, making cash payments totalling $200,000 and share payments totalling $425,000. Upon completing the first stage of the earn-in we will have a two-year option to acquire the remaining 30% interest in the Swain Lake Property by making a $1 million cash payment and a $1 million share payment to Whitefish. The Company will hold any interest it acquires in the Swain Lake Property through its wholly-owned subsidiary Gold Canyon and in the event only the first stage of the earn-in is completed, Gold Canyon and Whitefish will enter into a joint venture agreement with respect to the Swain Lake Property.

June

•	We announced the closing of the Big Ridge Transaction.

•

We announced that Auteco issued 100,000,000 Auteco shares to the Company and had accordingly completed the first stage of earn-in requirements with respect to Pickle Crow.  As a result, Auteco earned a 51% interest in PC Gold, the Company’s wholly-owned subsidiary that owns Pickle Crow.  In connection with Auteco earning a 51% interest in PC Gold, the Company and Auteco entered into a joint venture shareholders agreement in respect of PC Gold.  For further details, see the section in this AIF entitled “Investor Information – Material contracts – Pickle Crow Earn-In Agreement”.

July

•

In connection with the Treasury Metals Transaction, we distributed an aggregate of 23,333,333 TML Shares and 11,666,666 TML Warrants of Treasury Metals (the "Treasury Metals Distribution") on July 15, 2021. Immediately upon completion of the Treasury Metals Distribution, the Company held 19,999,999 TML Shares, or approximately 15.36% of Treasury Metals’ common shares. Accordingly, pursuant to the terms of the Treasury Metals SPA, we currently have the right to nominate two directors to the Treasury Metals’ board.

Page 23

•

We announced that we had entered into a mineral exploration agreement with Animakee Wa Whing #37 First Nation regarding, among other things, the protocol for communication and engagement between the parties in relation to the Company’s planned activities at the Cameron Gold Project.

August

•

We announced that Auteco had fulfilled the stage 2 earn-in requirements with respect to Pickle Crow by incurring $5 million in qualifying expenditures, paying $1 million in cash to the Company and granting the Company a 2% NSR royalty on Pickle Crow, half of which can be bought back by Auteco for US$2.5 million. As a result, Auteco increased its ownership in PC Gold to from 51% to 70%. For further details, see the section in this AIF entitled “Investor Information – Material contracts – Pickle Crow Earn-In Agreement”.

September

•

We announced the filing of a short form base shelf prospectus (the “2021 Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, and a corresponding registration statement on Form F-10 (the “2021 Registration Statement”) with the SEC under the U.S./Canada Multijurisdictional Disclosure System. The 2021 Shelf Prospectus and corresponding 2021 Registration Statement will allow us to undertake offerings of common shares (including common shares issued on a “flow-through” basis), preferred shares, warrants, subscription receipts and units, or any combination thereof, up to an aggregate total of $100 million from time to time during the 25-month period that the 2021 Shelf Prospectus remains effective.

•

We announced that we had entered into a definitive earn-in agreement with ALX Resources Corp. (“ALX”) pursuant to which we, through our wholly-owned subsidiary Gold Canyon, can earn up to a 100% interest in ALX’s Vixen North, Vixen South and Vixen West properties (together, the “Vixen Properties”) which are located near our Springpole Project. We have a three-year option to earn an initial 70% interest in the Vixen Properties by incurring $500,000 in qualifying expenditures, making cash payments totalling $550,000 and share payments totalling $400,000. Upon completing the first stage of the earn-in, we will have a two-year option to acquire the remaining 30% interest in the Vixen Properties by making a $500,000 cash payment and a $500,000 share payment to ALX. The Company will hold any interest it acquires in the Vixen Properties through its wholly-owned subsidiary Gold Canyon and, in the event only the first stage of the earn-in is completed, Gold Canyon and ALX will enter into a joint venture agreement with respect to the Vixen Properties.

•

We announced we had acquired additional claims covering approximately 6,000 hectares within the Birch-Uchi Greenstone Belt. The claims are located adjacent to the Swain Lake Property in respect of which we have a three-year option agreement with Whitefish.

Page 24

October

•

We announced that we had entered into a definitive earn-in agreement with Pelangio Exploration Inc. (“Pelangio”) pursuant to which we, through our wholly-owned subsidiary Gold Canyon, can earn up to an 80% interest in Pelangio’s Birch Lake and Birch Lake West properties (together, the “Birch Lake Properties”) which are located to the northeast of our Springpole Project. We have a four-year option to earn an initial 51% interest in the Birch Lake Properties by incurring $1,750,000 in qualifying expenditures, making cash payments totalling $350,000 and issuing 1,300,000 shares to Pelangio. Upon completing the first stage of the earn-in we will have a two-year option to acquire an additional 29% interest in the Birch Lake Properties by incurring an additional $1,750,000 in qualifying expenditures and making a $400,000 cash payment to Pelangio. The Company will hold any interest it acquires in the Birch Lake Properties through its wholly-owned subsidiary Gold Canyon and, in the event only the first stage of the earn-in is completed, Gold Canyon and Birch Lake will enter into a joint venture agreement with respect to the Birch Lake Properties.

•	We announced the appointment of Mr. James Maxwell as Vice President, Exploration.

November

•

We announced that we had received a Notice of Approval from the Ontario Ministry of the Environment, Conservation and Parks (the “Ministry”) in regards to the Environmental Assessment Terms of Reference for our Springpole Project. Receipt of the Notice of Approval marks the formal commencement of the provincial environmental assessment process.

Recent developments

2022

January

•

We provided an update on the ongoing technical work at the Springpole Project to further optimize the development plan for Springpole and to further define the project scope for the environmental assessment process and into the feasibility study process. Highlights of such ongoing technical work included:

o

In 2021, taking 2.4 tonnes of metallurgical samples collected from 10 drillholes to form three production composites that underwent advanced metallurgical testing, as well as 10 variability composites. The initial results supported the test work and assumptions that were used in the Springpole Pre-Feasibility Study.

o	Filtration test work to optimize the size of the filter plant.

o	An analysis of potential greenhouse gas emissions from the Springpole Project and determining that opportunities exist to reduce such greenhouse gas emissions.

o

Our commissioning of SLR Consulting to complete an initial scoping study of the opportunities to incorporate renewable power generation into the project development plan at Springpole. The study concluded that wind and solar were both viable potential supplemental power sources and warranted further study.

o	During 2021 our environmental field work involved a comprehensive program to supplement the baseline data that had been collected in previous years.

•	We announced that Mr. Kenneth Engquist, our Chief Operating Officer, had resigned to pursue another opportunity in the mining industry.

•

We were made aware of a Statement of Claim filed in the Ontario Superior Court of Justice on January 7, 2022 by Cat Lake First Nation and certain other parties (collectively, the “Plaintiffs”) against the Crown. Amongst other things, the Plaintiffs are seeking an order from the Court that all mineral tenure on lands that the Plaintiffs claim they have exclusive aboriginal title be returned to the Plaintiffs and that all mining permits, leases, license and patents in respect of such lands be cancelled. The Springpole Project is located on the lands subject to this claim and First Mining is continuing to monitor the claim.

Page 25

February

•

We announced that we had acquired 286,904 additional common shares of Beattie Gold Mines Ltd. (“Beattie”), a private company incorporated under the Business Corporations Act (Ontario) which owns the mining concession that forms the largest part of the Duparquet Gold Project located in Québec, and thereby increased our ownership interest in Beattie from 10% to 25.3%. The purchase price payable for these additional common shares was comprised of a $1,272,824 cash payment and the issuance of 7,636,944 First Mining Shares.

Significant acquisitions

We have not completed any significant acquisitions during our most recently completed financial year.

Page 26

Corporate organization

The following diagram shows our current corporate structure and material subsidiaries, including the properties held by the various subsidiaries:

Note:

Our other subsidiaries, which each have total assets and revenues less than 10%, and in the aggregate less than 20%, of our total consolidated assets or our total consolidated revenue, are excluded from the above chart.

On March 30, 2015, First Mining was continued out of Alberta under the laws of the Province of British Columbia, Canada pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), and as a result, First Mining is now governed by the laws of the Province of British Columbia. On January 8, 2018, we changed our name to “First Mining Gold Corp.”.

We are a reporting issuer in the province of British Columbia (our principal reporting jurisdiction) and in each of the other provinces of Canada. We currently have the following material wholly-owned subsidiaries:

For more information:

You can find more information about First Mining on SEDAR (www.sedar.com), and on our website (www.firstmininggold.com).

See our most recent management proxy circular dated May 20, 2021 for additional information, including how our directors and officers are compensated, principal holders of our securities, and securities authorized for issuance under our equity compensation plans.

See our audited consolidated annual financial statements and management’s discussion and analysis for the financial year ended December 31, 2021 for additional financial information.

•	Gold Canyon Resources Inc., a company incorporated under the BCBCA.

•	Cameron Gold Operations Ltd., a company incorporated under the OBCA.

•	Coastal Gold Corp., a company incorporated under the OBCA.

In addition, we own a 30% interest in PC Gold Inc., a joint venture company incorporated under the Business Corporations Act (Ontario), which owns the Pickle Crow Project. We also own a 25.3% interest in Beattie Gold Mines Ltd., a company incorporated under the Business Corporations Act (Ontario), which owns mineral rights to mining claims that form part of the Duparquet Gold Project located in Québec.

Page 27

Our projects

We have interests in mineral properties located in Canada and the United States. As at December 31, 2021, these properties were carried on our balance sheet as assets with a total book value of approximately $170 million. The book value consists of acquisition costs plus cumulative expenditures on properties for which the Company has future exploration plans. The current book value is not necessarily the same as the total cumulative expenditures on each property given the acquisition costs were based on the consideration paid at the time of purchase. The book value is also not necessarily the fair market value of the properties.

Our material and non-material projects as of the date of this AIF are set out below.

Material projects

•	Springpole Project (Ontario)	p. 29
•	Cameron Project (Ontario)	p. 55

Non-material projects

•	Canada	p. 66
•	United States	p. 69

Page 28

Material Properties

Springpole

Technical report

The description in this section of the Springpole Project is based on the project’s technical report: NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario, Canada (report date: February 26, 2021; effective date: January 20, 2021) (the “Springpole Technical Report”). The report was prepared for us in accordance with NI 43-101 by AGP Mining Consultants Inc. (“AGP”) under the supervision of Dr. Gilles Arseneau, Ph.D., P.Geo.; Mr. Gordon Zurowski, P.Eng., Mr. Roland Tosney, P.Eng., Mr. Cameron McCarthy, P.Eng., P.Geo., P.Tech., Mr. Duke Reimer, P.Eng., and Dr. Adrian Dance, Ph.D, P.Eng.; all Qualified Persons within the meaning of NI 43-101. The following description has been prepared under the supervision of Hazel Mullin, P.Geo., who is a Qualified Person within the meaning of NI 43-101, but is not independent of us. All currencies used in this summary of the Springpole Technical Report are in Canadian dollars unless otherwise noted.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Springpole Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF. We recommend you read the Springpole Technical Report in its entirety to fully understand the project. You can download a copy of the Springpole Technical Report from our SEDAR profile (www.sedar.com), or from our website (www.firstmininggold.com).

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Project description, location and access

The Springpole Project lies approximately 110 km northeast of the Municipality of Red Lake in northwest Ontario, Canada. The project is centered on a temporary tent-based camp situated on a small land bridge between Springpole Lake and Birch Lake. The latitude and longitude coordinates are:

•	Latitude	N51° 23ʹ 44.3ʺ
•	Longitude	W92° 17ʹ 37.4ʺ

The Universal Transverse Mercator map projection based on the World Geodetic System 1984 zone 15N is:

•	Easting	549,183
•	Northing	5,693,578
•	Average Elevation	395 m

During late spring, summer, and early fall, the Springpole Project is accessible by floatplane direct to Springpole Lake or Birch Lake. All fuel, food, and material supplies are flown in from Red Lake or Pickle Lake, Ontario, or from Winnipeg, Manitoba, with flight distances of 110 km, 167 km, and 370 km, respectively. The closest road access at present is 15 km away at the extension of the Wenesaga forestry road.

During winter, an ice road approximately 85 km long is constructed from the South Bay landing point on Confederation Lake to a point about 1 km from the Springpole Lake camp. During breakup in spring and freeze-up in fall, access to the Springpole Project is by helicopter. Additional winter access may be available via temporary airstrips cleared on nearby frozen lakes.

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First Mining acquired 100% of the Springpole Project on November 13, 2015 when it completed the acquisition of Gold Canyon Resources Inc. (“Gold Canyon”). When the Springpole Project was acquired from Gold Canyon, it consisted of 30 patented mining claims and 300 unpatented, contiguous mining claims and six Crown mining leases, totalling an area of approximately 32,448 ha. Additional mining claims were subsequently acquired by First Mining in the Satterly Lake area, and the original unpatented ‘legacy’ claims were converted into the new Ontario cell claim system in April 2018. A further seven mining leases were acquired by Gold Canyon in 2019 by conversion of existing mining claims covering 1,531 ha to mining leases. The Springpole Project currently comprises 30 patented mining claims, 282 contiguous mining claims and 13 mining leases. The area covered by the Project has increased since 2015 to its current total of 41,943 ha.

Through Gold Canyon, we lease 10 patented mining claims covering a total area of 182.25 ha. These 10 patented claims are fee simple parcels with all mining and surface rights attached, and registered, together with the notices of lease, with the Land Registry Office in Kenora, Ontario. The lease is for a term of 21 years less one day and terminates on April 14, 2031. Pursuant to an amending agreement dated December 11, 2020 among First Mining, Gold Canyon and the leaseholder:

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We had an option to purchase these 10 patented mining claims from December 11, 2020 until April 15, 2021 (“Purchase Option 1”) for US$7,000,000, of which US$1,000,000 could have been satisfied by the issuance of common shares of First Mining (“First Mining Shares”) to the leaseholder. First Mining elected not to exercise Purchase Option 1.

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We have the option to purchase these 10 patented mining claims from April 16, 2021 until April 15, 2025 (“Purchase Option 2”) for US$8,000,000, of which US$2,000,000 may be satisfied by the issuance of First Mining Shares to the leaseholder.

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If, on or before April 15, 2025, First Mining provides the leaseholder with written notice, pays US$250,000 to the leaseholder and issues 1,000,000 First Mining Shares to the leaseholder, we acquire a further option to purchase these 10 patented mining claims from April 16, 2025 until April 14, 2031 (“Purchase Option 3”) for US$10,000,000, less US$250,000. Of the total purchase price, US$3,000,000 may be satisfied by the issuance of First Mining Shares to the leaseholder.

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If, on or before April 14, 2031, First Mining provides the leaseholder with written notice and pays US$2,000,000 in cash to the leaseholder, the 21-year term of the lease shall automatically be extended by five additional years and the new expiry date of the lease will be April 14, 2036. In addition, we would immediately acquire a further option to purchase the 10 patented mining claims from April 15, 2031 until April 14, 2036 (“Purchase Option 4”) for US$12,000,000, less US$2,250,000. Of the total purchase price, US$4,000,000 may be satisfied by the issuance of First Mining Shares to the leaseholder.

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If, on or before April 14, 2036, First Mining provides the leaseholder with written notice and pays a further US$2,000,000 in cash to the leaseholder, then the term of the lease shall automatically be further extended by five additional years and the new expiry date of the lease will be April 14, 2041. In addition, we would immediately acquire a final irrevocable option to purchase the 10 patented mining claims from April 15, 2036 until April 14, 2041 (“Purchase Option 5”) for US$12,000,000, less US$4,250,000. Of the total purchase price, US$4,000,000 may be satisfied by the issuance of First Mining Shares to the leaseholder.

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If at any time during the term of the lease, First Mining commences commercial production, the leaseholder can, by written notice, require us to purchase the 10 patented mining claims for US$12,000,000 (the “Mandatory Purchase Right”), less any cash payments made by Gold Canyon to the leaseholder in connection with Purchase Option 3, Purchase Option 4, and Purchase Option 5. Of the total purchase price, US$4,000,000 may be satisfied by the issuance of First Mining Shares to the leaseholder.

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If we purchase the 10 patented mining claims from the leaseholder prior to the commencement of commercial production, upon achieving commercial production, we must make a top-up payment to the leaseholder such that the leaseholder would have received an aggregate of US$12,000,000 from us for the claims (after taking into account any amounts previously paid in connection with the various purchase options). This top-up payment can be any satisfied through any combination of cash payments and First Mining Shares.

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We must pay the leaseholder advance royalty payments on a sliding scale of US$33,000/year (2010 – 2011), US$50,000/year (2011 – 2016), US$60,000/year (2016 – 2021), US$100,000/year (2021-2031), and US$120,000/year (2031 – 2041), and all such advance royalty payments shall be deducted from any future NSR payments made to the leaseholder.

We must pay all applicable property taxes related to the 10 patented mining claims during the term of the lease, and we maintain a right of first refusal on any sale by the leaseholder of its interest in the claims.

Through Gold Canyon, we also have an option and lease to a further 15 patented mining claims which are fee simple parcels with mining and surface rights attached and registered, together with the notice of option and lease, with the Land Registry Officer, Kenora, Ontario. The current term of the purchase option expires on September 9, 2023 and may be extended for successive five-year terms by delivering notice along with a renewal fee of US$50,000 and confirmation that at least $300,000 was spent on mining operations in the prior option period. We are required to make option payments in the aggregate amount of US$35,000 per year and to expend an aggregate of $300,000 on mining operations in each option term as a condition of any renewal and to pay all property taxes related to these patented claims. We have an option to acquire the 15 claims and would be required to do so upon the commencement of commercial production at any time during the option period by payment of an aggregate of US$2 million. Upon exercise of the purchase option, we must also acquire the cabin on the property for the lesser of fair market value or US$20,000.

Underlying royalties which affect the Springpole Project are:

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3% NSR on five patented claims payable to Jubilee Gold Exploration Ltd. (“Jubilee Gold”) upon commencement of commercial production with advance royalty payments of $70,000 per year, adjusted using the yearly Consumer Price Index. We have an option to acquire 1% of the NSR for $1,000,000 at any time, and a right of first refusal on any sale of the NSR. We can terminate the royalty obligations at any time by transferring the five patented claims back to Jubilee Gold;

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3% NSR on 10 leased patented claims payable to a leaseholder upon commencement of commercial production with advance royalty payments on a sliding scale of US$33,000/year (2010 – 2011), US$50,000/year (2011 – 2016), US$60,000/year (2016 – 2021), US$100,000/year (2021-2031), and US$120,000/year (2031 – 2041). We have a right to acquire up to 2% of the NSR for US$1,000,000 per 1% (the “Buy-Back Right”). In the event that any of Purchase Options 1 to 5 are exercised, or the Mandatory Purchase Right is exercised, the leaseholder would still retain a 3% NSR on the claims, unless the foregoing Buy-Back Right had already been exercised;

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3% NSR on 15 patented claims (held by us pursuant to an option and lease) is payable to an optionor and leaseholder during the option term upon commencement of commercial production or a 1% NSR if the purchase option is exercised prior to commercial production. We have a right to acquire the remaining 1% NSR by a payment of US$500,000; and

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3% NSR on six unpatented mining claims payable to an individual vendor upon commencement of commercial production with advance royalty payments of US$50,000 per year. We have an option to acquire all or a portion of the NSR at a rate of US$500,000 per 1% of the NSR.

We are required to purchase a vacation home owned by a vendor that is located on the Springpole Project upon commencement of commercial production.

To keep a mining claim current, the mining claim holder must perform $400 per single cell mining claim unit worth of approved assessment work per year, or $200 per boundary cell mining claim unit, immediately following the initial registration date. The claim holder has two years to file one year’s worth of assessment work.

Surface rights are separate from mining rights. Should any method of mining be appropriate, other than those claims for which Crown leases were issued, the surface rights would need to be secured.

We entered into the Silver Stream Agreement with First Majestic on June 10, 2020 pursuant to which First Majestic has agreed to pay a total of US$22,500,000 to First Mining over three tranches for the right to purchase 50% of the payable silver produced from the Springpole Project (the “Silver Stream”). The first two tranches have been paid (the first tranche was paid at closing, and the second tranche was paid in January 2021 following the announcement by First Mining of the results of the Springpole PFS), consisting of an aggregate of US$6,250,000 in cash and US$11,250,000 in common shares of First Majestic (“First Majestic Shares”). First Majestic will make a final payment of US$5,000,000 (payable US$2,500,000 in cash and US$2,500,000 in First Majestic Shares) to First Mining upon the earlier receipt by First Mining of approval of a federal or provincial Environmental Assessment for the Springpole Project. Following the commencement of production at the Springpole Project, First Majestic will make ongoing cash payments to us equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery, subject to a price cap of US$7.50 per ounce of silver. We have the right to repurchase 50% of the Silver Stream for US$22,500,000 at any time prior to the commercial of production. We also granted First Majestic a right of first refusal with respect to any future silver stream financings related to the Springpole Project.

History

Gold exploration was carried out during two main periods, one during the 1920s to 1940s, and a second period from 1985 to the present.

Between 1933 and 1936, extensive trenching and prospecting was conducted on the Springpole Project, including 10 short holes totalling 458.5 m. Limited trenching and prospecting was completed in 1945.

The area remained dormant until 1985, when an airborne geophysical survey was completed over the entire claim group, and on the 30 patented claims line cutting was done at both 30.5 m centres and 61 m centres. Subsequently, geological mapping, humus geochemistry, and ground geophysics were conducted over the grids.

From 1986 through 1989, 118 diamond drillholes were completed in seven drill phases totalling 38,349 m. In addition, during 1986 and 1987, approximately 116,119 m2 of mechanical stripping was carried out and four petrographic reports were produced.

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From 1989 through 1992, an induced polarization survey over the central portion of the Portage zone under Springpole Lake was conducted and the Springpole Project was tested with eighteen core holes totalling 5,993 m. The majority of the drilling was conducted on the Portage zone. At the same time, a seven-core hole drill program was completed around the east margins of Springpole Lake and lake-bottom sediment sampling of Springpole Lake east of Johnson Island was completed.

During 1995, an exploration program consisting of remapping of the main area, of some of the existing drill core, and a reinterpretation of the geology was carried out. During the 1995 and 1996 programs, an additional 69 holes were drilled totalling 15,085 m on the Springpole Project proper and two drillholes on Johnson Island. By late 1996, Gold Canyon acquired 100% of the Springpole Project. Gold Canyon continued exploration in 1997 and 1998 with another 52 core holes totalling 5,643 m.

In the summer of 1998 a lake bottom sediment sampling program was conducted in several areas of the Springpole Project, which identified several follow-up targets that were tested in 1999 with 12 core holes totalling 2,779 m.

During 2004, 2005, and 2006, diamond drilling programs were conducted on the Springpole Project by Gold Canyon, totalling over 17,322 m in 109 drillholes.

In 2007, Gold Canyon conducted an 11 diamond drillhole program that totaled 2,122 m of drilling, and in the fall of 2007, they embarked on a limited exploration program to further investigate the Fluorite zone that was previously identified during a trenching program in 1990.

In 2008, Gold Canyon drilled a further seven core holes totaling 2,452 m.

From early August through to the end of October 2009, Gold Canyon re-logged and re-sampled a portion of the historic drill core stored at the project site and temporary tent camp. A total of 115 drillholes were re-logged which equates to approximately 31% of the available drillholes.

In the winter of 2010, a total of six diamond drillholes were drilled for a total of 1,774.5 m of HQ drilling. During the following summer and fall of 2010, a total of 8,662 m of diamond drilling was completed in 23 drillholes.

In 2011, Gold Canyon carried out a drill program which totaled 29,787 m in 82 diamond core holes.

A 2012 drill program began in-filling the Portage zone based upon results of the 2011 drill program. The 2012 drill program totaled 39,392 m in 98 diamond core holes.

In 2013, Gold Canyon drilled 24 diamond drillholes totaling 5,394.5 m, and 18 Vibracore holes totaling 720.8 m.

In the winter of 2013, seven inclined diamond drillholes were drilled totaling 2,401.5 m. These holes were drilled to explore for additional mineralization outside the proposed pit wall and to obtain further structural and geotechnical data around the proposed open-pit area.

In June and July 2013, 17 diamond drillholes totaling 2,993 m were drilled from barges on Springpole Lake.

In the fall of 2013, 18 holes totaling 720.9 m were drilled from a barge on Springpole Lake using a new drilling technique that employed a combination of standard soil sampling tools and sampling techniques for the very soft material and the use of Vibracore equipment to penetrate and sample the more competent sediments/rocks.

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In 2013, Gold Canyon commissioned SRK Consulting (Canada) Inc. (“SRK”) to supervise the 2013 geotechnical and structural/geological program and to complete a preliminary economic assessment on the Springpole Project.

On November 13, 2015, we acquired Gold Canyon, and as a result, the Springpole Project.

In October 2016 we commenced a drilling program at the Springpole Project to collect additional material for metallurgical testing. A total of four holes comprising 1,712 m were drilled, with hole locations specifically chosen to recover sample material that is representative of the Springpole deposit. In February 2017, we announced the results of the drilling program.

In 2017, we commissioned SRK to complete an updated PEA on the Springpole Project.

In 2018, we carried out a limited geotechnical drill program to test the integrity of ground relevant to coffer dam construction and characterize the dyke foundation materials. Eleven short holes were drilled totaling 243 m.

In 2020, three diamond drillholes totaling approximately 1,182 m were drilled to collect additional material for metallurgical testing within the immediate vicinity of the proposed open pit. A further 24 diamond drillholes were drilled totaling 4,091 m in order to obtain additional geotechnical data in both the pit wall area and the areas of planned mine infrastructure. The ten holes which targeted the pit wall were also utilized to collect hydrogeological data.

Geological setting, mineralization and deposit types

The Springpole Project is located within the Archean-aged Birch-Uchi Greenstone Belt. Studies of the southern part of the Birch-Uchi greenstone belt have revealed a long, multistage history of crustal development. Based on mapping, lithogeochemistry, and radiometric dating, the supracrustal rocks of the greenstone belt were subdivided into three stratigraphic group-scale units (listed in decreasing age): the Balmer, Woman and Confederation assemblages. This three-part subdivision was applied to most of the Uchi Subprovince. The Confederation assemblage is thought to be a continental margin (Andean-type) arc succession, versus the less certain tectono-stratigraphic context of the other assemblages. Some relatively small conglomeratic units likely form a synorogenic, discontinuously distributed, post-Confederation assemblage in the Birch-Uchi greenstone belt.

The northern margin of the Birch-Uchi greenstone belt forms a pattern of sub-regional scale cusps of supracrustal strata alternating with batholiths. Basaltic units are prominent around the periphery of the greenstone belt and may be part of the Woman assemblage but the accuracy of this stratigraphic assignment is unknown. It is suggested that Confederation assemblage age rocks make up the bulk of the greenstone belt.

The Springpole Project is underlain by a polyphase alkali, trachyte intrusion displaying autolithic breccia. The intrusion is comprised of a system of multiple phases of trachyte that is believed to be part of the roof zone of a larger syenite intrusion; fragments displaying phaneritic textures were observed from deeper drill cores in the southeast portion of the Portage zone. Early intrusive phases consist of megacrystic feldspar phenocrysts of albite and orthoclase feldspar in an aphanitic groundmass. Successive phases show progressively finer-grained porphyritic texture while the final intrusive phases are aphanitic. Within the country rocks to the north and east are trachyte and lamprophyre dikes and sills that source from the trachyte- or syenite-porphyry intrusive system.

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The main intrusive complex appears to contain many of the characteristics of alkaline, porphyry style mineralization associated with diatreme breccias (e.g. Cripple Creek, Colorado). Direct comparison with drill core from the two sites shows a number of consistent textures and styles of mineralization. A recent observation made from drilling, combined with the airborne magnetic survey, shows that potentially economic gold mineralization is coincident with an unexplained geophysical anomaly. This style of mineralization is characterized by the Portage zone and portions of the East Extension zone where mineralization is hosted by diatreme breccia in aphanitic trachyte. It is suspected that ductile shearing and brittle faulting have played a significant role in redistributing structurally controlled blocks of the mineralized rock. Still to be identified is a form of porphyry style alteration zoning consisting of an outer zone of phyllic (sericite) dominant alteration with narrow zones of advanced argillic alteration characterized by illite and kaolinite, and a core zone of intense potassic alteration characterized by biotite and K-feldspar.

Mineralization at the Springpole Gold Project is dominated by large tonnage, low grade, disseminated porphyry-style or epithermal-style gold mineralization associated with the emplacement of an alkali trachyte intrusion. Textures observed in the extensive repository of drill core appear to confirm that the disseminated gold-silver-sulphide mineralization, the mesothermal to epithermal lode vein gold mineralization, and the banded iron-formation hosted gold mineralization are all the result of the emplacement of multiple phases of trachyte porphyry and associated diatreme breccias, hydrothermal breccias, dikes and sills.

Exploration

During the winter of 2019 – 2020, we initiated a program of core re-sampling. A total of 8,358 samples were collected for total sulphur assays, along with 611 samples collected for bulk density determination.

We conducted several field programs throughout 2020, with the primary purpose of collecting additional data to advance the metallurgical, geotechnical, hydrogeological, and environmental studies at the Springpole Project through PFS-level and beyond. Diamond drilling was undertaken to collect samples for metallurgical and geotechnical test work. In addition, a detailed geotechnical field testing and sampling program was completed over the areas of proposed mine infrastructure.

A program of condemnation drilling targeting key infrastructure areas was commenced in 2020 and was completed in 2021. Additional mapping and sampling of nearby trachyte outcrops was completed during the summer of 2020 and further exploration on these areas and other potential targets outside of the main resource area continued in 2021.

Drilling

During the winters of 2007 and 2008, Gold Canyon conducted drill programs that completed 18 holes totalling 4,574 m, 11 holes totalling 2,122 m, and 7 holes totalling 2,452 m of diamond core drilling, respectively.

During the winter of 2010, a total of six diamond drillholes were drilled for a total of 1,774.5 m of HQ drilling. Two drillholes were not completed and both holes ended in altered and mineralized rock. The drill program revealed a more complex alteration with broader, intense zones of potassic alteration replacing the original rock mass with biotite and pyrite. During the summer and fall of 2010, an additional 23 diamond drillholes were drilled for a total of 8,662 m.

The 2011 drill program totaled 29,787 m in 82 diamond core holes. Five of the diamond core holes were drilled for the purpose of metallurgical testing. All these holes were twins of previously drilled holes.

The 2012 drill program began in-filling the Portage zone based upon results of the 2011 drill program. The goal was to infill areas where Inferred Mineral Resources had been defined in the February 2012 Mineral Resource update and to potentially expand the mineralization to the southeast. The 2012 drill program totaled 39,392 m in 98 diamond core holes.

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During 2013, Gold Canyon drilled 24 drillholes totaling 5,394.5 m, and 18 Vibracore holes totaling 720.8 m. Between January and March 2013, Gold Canyon drilled a total of 2,401.5 m in the seven holes. Three of the drillholes encountered multiple zones of mineralization. In June and July 2013, 17 diamond drillholes totalling 2,993 m were drilled from barges on Springpole Lake. In Fall 2013, eighteen holes totalling 720.9 m were drilled from a barge on Springpole Lake. These holes established that the Portage zone is covered with up to 71 m of soft clay lake bottom sediments and till. The 2013 drilling program firmly established that the zone between lake bottom and the top of bedrock is essentially barren of any significant gold and silver mineralization.

The 2016 drill program was implemented to collect additional material from the Portage zone so that additional metallurgical testing could be carried out. In total, 1,712 m were drilled in the four holes (PM-DH-01 to 04).

In 2018, we carried out a limited geotechnical drill program to test the integrity of ground relevant to cofferdam construction and characterize the dyke foundation materials. Eleven short holes were drilled totalling 243 m.

In 2020, three diamond drillholes totaling approximately 1,182 m were drilled to collect additional material for metallurgical testing within the immediate vicinity of the proposed open pit. A further 24 diamond drillholes were drilled totaling 4,091 m in order to obtain additional geotechnical data in both the pit wall area and the areas of planned mine infrastructure. The ten holes which targeted the pit wall were also utilized to collect hydrogeological data.

Sampling, analysis and data verification

Detailed descriptions of the drill core were carried out under the supervision of a senior geologist, a member in good standing of the Association of Professional Geologists of Ontario and American Institute of Professional Geologists. The core logging was carried out on-site in a dedicated core logging facility. Drill log data from drill programs up to 2016 were recorded onto paper logs that were later scanned and digitized. Logging of the 2018 and 2020 drill core was completed using Datamine ‘DH Logger’ software, and data was imported directly into our central Fusion SQL drilling database.

Core was laid out 30 to 40 boxes at a time. First, the core was photographed in 15 m batches prior to logging or sampling. This was followed by a geotechnical log that recorded quantitative and qualitative engineering data including detailed recovery data and rock quality designation. Any discrepancies between marker blocks and measured core length were addressed and resolved at this stage. The core was then marked up for sampling.

For Gold Canyon’s 2010 and 2011 drill programs, and the 2016 – 2020 First Mining drill programs, all the drill core intervals were sampled using sample intervals of 1 m. During the 2012 drilling program, Gold Canyon changed its standard sample length from 1 m to 2 m lengths. However, in zones of poor recovery, 1.5 m or 3 m samples were sometimes collected. Samples over the standard sample length were typically half core samples and whole core was generally only taken in intervals of poor core recovery across the sampled interval. Sampling marks were made on the core and sample tickets were stapled into the core boxes at the beginning of each sample interval.

Quality control samples were inserted into the sample stream. Inserting quality control samples involved the addition of certified blanks, certified gold standards, and field and laboratory duplicates. Field duplicates were collected by quartering the core in the sampling facility on-site. Laboratory duplicates were collected by splitting the first coarse reject and crushing and then generating a second analytical pulp. Blanks, standards, and duplicates made up on average 10% of the total sample stream. Sample tickets were marked blank, field or laboratory duplicate, or standard, and a sample tag was stapled into the core box within the sample stream.

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Geological descriptions were recorded for all core recovered. Separate columns in the log allow description of the lithology, alteration style, intensity of alteration, relative degree of alteration, sulphide percentage, rock colour, vein type, and veining density. A separate column was reserved for written notes on lithology, mineralization, structure, vein orientations/relations etc. The header page listed the hole number, collar coordinates, final depth, start/end dates, and the name of the core logging geologist.

Following the logging and core marking procedures described above, the core was passed to the sampling facility. Core sampling was performed by experienced sampling technicians (for Gold Canyon’s drill programs, technicians were from Ackewance Exploration & Services of Red Lake, Ontario), or on-site geologists, and quality control was maintained through regular verification by on-site geologists. Core was broken, as necessary, into manageable lengths. Pieces were removed from the box without disturbing the sample tags, were cut in half lengthwise with a diamond saw, and then both halves were carefully repositioned in the box. When a complete hole was processed in this manner, one half was collected for assay while the other half remained in the core box as a witness. The remaining core in the boxes was then photographed. All logs and photographs were then submitted to the senior geologist/project manager for review and were archived. Data were backed up.

The sampling technician packed one half of the split core sample intervals into transparent vinyl sample bags that were sequentially numbered to match the sample number sequences in the sample tag booklets used by the core-logging geologists. The numbered, blank portion of the triplicate sample tag was placed in the bag with the sample; the portion that was marked with the sample interval remained stapled into the bottom of the core box at the point where the sample interval begins. Sample bags were then sealed with plastic tags. Sealed sample bags were packed into rice sacks five samples at a time. All sacks were individually labeled with the name of the company, number of samples contained therein, and the number sequence of the samples therein. Sacks were assigned sequential numbers on a per shipment basis. A project geologist then checked the sample shipment and created a shipping manifest for the sample batch. A copy was given to the project manager and a copy was sent along with the sample shipment. A copy of the sample shipment form was also sent via e-mail to the analytical laboratory.

The project geologist prepared the sample submission form for the assay laboratory. This form identified the number of sample sacks as well as the sequence of sample numbers to be submitted. Due to the remote location, the shipment was then loaded on to a plane or helicopter and flown direct to Red Lake where representatives of the commercial analytical laboratory met the incoming flight and took the samples to the laboratory by pickup truck.

Once at the laboratory, a manager checked the rice sacks and sample numbers on the submission form. The laboratory then split the received sample manifest into batches for analysis, assigned a work order to the batch, and sent a copy of the mineral analysis acknowledgement form to the project manager.

Aluminum tags embossed with the hole number, box number, and box interval (from/to) were prepared and stapled onto the ends of each core box. Core boxes were cross stacked on pallets and then moved to on-site storage.

Core samples collected at the drill site were held in closed core boxes sealed with fiber tape; at various times of day, camp staff collected the core boxes that were then delivered to the core logging facility. All core logging, sampling and storage took place at the Springpole Project site. Following the logging and marking of core, all core preparation and sampling was performed by technicians (for Gold Canyon’s drill programs, technicians were from Ackewance of Red Lake, Ontario) under the supervision of the project manager, or by company geologists. All on-site sampling activities were directly supervised by the project manager or geologist.

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All gold assay work since the 2010 drill program has been performed by SGS Laboratories in Red Lake, Ontario. Silver and multi-element assays for the Gold Canyon drill programs were performed by the SGS Don Mills laboratory in Toronto, Ontario, and by the SGS laboratory in Vancouver for our 2016 and 2020 drill programs. The SGS facilities are certified and conform to requirements CAN-P-1579 and CAN-P-4E (ISO/IEC 17025:2005). Certification is accredited for precious metals including gold and silver and 52 element geochemical analyses.

We have attested that there is no commercial nor other type of relationship between us and SGS Laboratories that would adversely affect the independence of SGS Laboratories.

All samples received by SGS Red Lake were processed through a sample tracking system that is an integral part of the company’s laboratory information management system. This system utilizes bar coding and scanning technology that provides complete chain of custody records for every stage in the sample preparation and analytical process.

Samples were dried, and then crushed to 70% of the sample passing 2 mm (-70 mesh). A 250 g sample was split off the crushed material and pulverized to 85% passing 75 microns (200 mesh). A 30 g split of the pulp was used for gold fire assay and a 2 g split was used for silver analysis. Crushing and pulverizing equipment was cleaned with barren wash material between sample preparation batches and, where necessary, between highly mineralized samples. Sample preparation stations were also equipped with dust extraction systems to reduce the risk of sample contamination. Once the gold assay was complete, a pulp was sent to the SGS Toronto facility for silver and possibly for multi-element geochemical analysis.

As part of the standard internal quality control procedures used by the laboratory, each batch of 75 Springpole Project core samples included four blanks, four internal standards, and eight duplicate samples. In the event that any reference material or duplicate result would fall outside the established control limits, the sample batches would be re-assayed.

Pulps and rejects from the core samples, as well as from earlier drill programs where still available, are currently being kept in storage by First Mining.

Prepared samples were analyzed for gold by fire assay with atomic absorption finish. Samples returning assays in excess of 10g/t gold were re-analyzed with a gravimetric finish.

Prepared pulp samples shipped from SGS Red Lake to SGS Toronto were analyzed for silver by three-acid digestion with atomic absorption finish.

During the winter 2010 program, prepared samples were analyzed for 52 elements by acid digestion (3:1 HCl: HNO3).

All samples from the 2016 and 2020 drill programs by us were also analyzed for 52 elements by acid digestion.

The QA/QC program for 2003 to 2007 consisted of:

•	resubmission of approximately 10% of the sample pulps to a second laboratory (ALS Chemex).

•	insertion of two commercial standard reference materials (standards submitted every 30th sample)

•	insertion of blanks

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A total of 18 drillholes were completed in 2007 and 2008 comprising a total of 1,374 assay intervals. These samples were assayed for gold only by the Accurassay Laboratories of Thunder Bay, Ontario. SRK checked a total of 137 samples representing 10% of the total against the original certificates. No errors were found.

No program was set up for duplicates, standards, or blanks for this drilling program. The laboratory ran their own set of duplicates for internal monitoring purposes; however, those data were not available to SRK.

In 2010, Gold Canyon instituted a QA/QC program consisting of commercial standard reference materials for gold, and, consistent with current industry practice, blanks, field duplicates, and pulp duplicates. In addition, a “round robin” program was instituted in 2011 with ACT Labs of Red Lake, Ontario, that compared pulp re-assay results against the original SGS results for 469 samples. SGS conducted their own program of internal duplicate analysis as well.

For the First Mining QA/QC programs from the 2016 and 2020 drilling, blanks and standards were inserted at a rate of one standard for every 20 samples (5% in total), and one blank for every 30 samples (3% in total). ‘Coarse’ duplicates and ‘pulp’ duplicates were also inserted at regular intervals with an insertion rate of 4%. For the 2020 assay program, field duplicates from quartered core were also inserted at regular intervals, with an insertion rate of 4%.

In addition to the QA/QC program implemented by First Mining, the laboratories operate their own internal laboratory QA/QC system, inserting quality control materials, blanks, laboratory replicates and laboratory duplicates on each analytical run.

Of the 18 drillholes completed in 2007 and 2008, comprising a total of 1,374 assay intervals analyzed for gold, SRK checked a total of 137 samples representing 10% of the total against the original certificates. No errors were found.

A total of 3,135 assay values for gold and 3,161 assay values for silver in the database were compared against the original protected PDF assay certificates submitted by SGS Red Lake. These totals represent 10.1% and 10.4% of the total number of assays for gold and silver, respectively.

Of the original assay values checked against certificates, the focus was on values material to any resource estimate, either higher-grade intervals or very low-grade intervals in proximity to higher-grade intervals. The average grade of gold samples verified was 2.05 g/t Au. The average grade of silver samples checked was 8.27 g/t Ag.

Only two errors were found for gold:

•	The gold value of sample interval SP10-028 from 433 m to 436 m (sample number 8287) was found to have an entered value of 5.96 g/t gold against a value on the assay certificate of 9.00 g/t gold.

•	The gold value of sample interval SP11-076 from 69 to 70 m (sample number 14583) having the value of 0.45 oz./t was incorrectly placed in the parts per billion column.

No errors were found with respect to silver assays.

This represents an error rate of 0.064% in gold assays and an error rate of 0.0% in silver assays. This error rate is well within acceptable industry standards.

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As part of the Mineral Resource estimation process, SRK reviewed the QA/QC data collected by Gold Canyon, reviewed the procedures in place to assure assay data quality, and verified the assay database against original assay certificates provided directly to SRK by SGS Red Lake, the assay laboratory. A total of 53,431 gold assays, 46% of the assay data, were checked against original assay certificates. No significant database errors were identified. About 143 minor rounding errors were observed. None of the rounding errors are deemed material or of any significance to the Mineral Resource estimate presented in the report.

Mineral processing and metallurgical testing

The Springpole deposit has been the subject of several metallurgical testwork programs and previous studies, as summarized in the following table:

Year	Laboratory	Testwork Performed
1989	Lakefield Research, Lakefield; LR3657	Whole ore leach cyanide leach and CIL
2011	SGS Mineral Services, Vancouver; 50138-001	Whole ore cyanide leach
2013	SGS Mineral Services, Lakefield; 13152-001	Whole ore cyanide leach Flotation and concentrate regrind leach
2013	Process Mineralogical Consulting Ltd; Oct2013-05	Mineralogical analysis of two grab samples
2017	Base Met Labs, Kamloops; BL0161	Comminution testing Mineralogical assessment – BMA, TMS Whole ore leach Rougher flotation and concentrate regrind leach Viscosity
2018	ALS Metallurgy, Kamloops; 180107	Whole ore cyanide leach Flotation: Concentrate regrind leach and tail leach
2018	Jacobs Engineering Group, Lakeland Florida	Reverse flotation to float off mid-size mica to reduce comminution requirement
2018	Eriez Flotation Division, Erie Pennsylvania	Hydraulic classification to remove multiple size fractions of micas to reduce comminution requirement – cross flow and hydrofloat separation

During 2020, we completed a comprehensive comminution and metallurgical testwork program to support the PFS. This included head grade analyses, mineralogy, a full suite of comminution, flotation, and leach tests; cyanide detoxification, rheology, and solid/liquid separation. Testwork was conducted by SGS Lakefield, Canada in two phases: Phase 1 used available coarse reject material from the 2016 drilling campaign and Phase 2 used fresh HQ drill core from the 2020 winter drilling campaign.

Tests were performed on mineralization that is considered to be representative of plant feed, based on a recent mine plan. Composite samples representing major lithologies and a range of head grades were prepared (0.60 to 2.0 g/t Au and 0.5 to 20 g/t Ag). The minimum and maximum grades aligned with expected plant feed for the first nine years of production.

Bulk mineralogy on select composites showed the main sulphide mineral was pyrite, ranging from 5.3 to 7.7%, with traces of chalcopyrite, sphalerite, and galena. Gold deportment studies indicated 5 to 12% of the gold is sub-microscopic; 8 to 14% of the gold is locked in <11 µm size fractions; 42 to 64% of the gold is exposed and 22 to 32% is liberated. A host of telluride minerals exist in the microscopic size range, with petzite the most dominant. Gold and electrum occur in minor amounts.

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Comminution testing showed that the materials tested are considered very soft to medium in competency, with SMC test A*b values ranging from 40 to 124 and SPI test results from 7 to 67 min. Conventional Bond tests showed significant variation in hardness, with Bond rod mill work indices ranging 9 to 15 kWh/t and Bond ball mill work indices ranging from 8 to 18 kWh/t, at a closing screen size of 150 µm.

Two parallel flowsheets were evaluated, following the results from the previous studies: flotation + concentrate and tailings leaching versus whole ore leaching. The recommended flowsheet for this study is flotation with concentrate/tailings leaching.

Whole ore cyanide leach tests showed relatively poor extraction at a grind size of 80% passing 75 µm or greater using aggressive leach conditions to combat the effects of the telluride minerals. Gold leach extractions ranged from 52 to 72%. At a finer grind of 80% passing 60 µm, gold extractions ranged from 64 to 84%.

Rougher flotation tests showed high sulphide recovery was generally achieved within eight minutes. Excessive foaming was observed in some samples. This was considered attributable to a drilling compound added to the core, to aid core recovery (this was also commented on in the 2019 updated PEA report for the Springpole Project, which tested samples from the same drilling program). High mass pull was observed in these samples. A cleaning stage reduced the mass pull reporting to concentrate regrind. Flotation recoveries to cleaner concentrate ranged from 55 to 83% for gold, 55 to 90% for silver and 75 to 98% for sulphur at a target mass pull of 15% or less. Leaching of flotation tails is required to attain acceptable gold recovery. Tailings samples showed very high leach extractions in general.

Flotation concentrate gold extraction showed significant benefit from finer regrinding to an 80% passing size of 15 to 17 µm. Particularly high concentrate leach residue grades were observed at 80% passing 25 µm. Flotation concentrate gold extractions ranged from 62 to 97%, somewhat dependent on gold head grade. Flotation tails gold extractions ranged from 52 to 94%.

Overall plant gold recoveries are predicted to average 86% for head grades of 0.8 to 1.22 g/t Au. Overall plant recoveries for silver are predicted to range from 85 to 92% for head grades of 3.2 to 8.3 g/t Ag.

Cyanide detoxification tests achieved <1 mg/L CNWAD, with favourable reagent consumption rates.

Mercury grades were in the range of <0.3 to 8 g/t in the flotation feed. A retort with gas collection system was incorporated into the plant design to manage and control mercury in the process. Arsenic is present in the feed at concentrations up to 30 g/t and is not expected to be problematic in processing. No other elements were noted that may cause issues in the process plant or concerns with product marketability.

Thickening and filtration of cyanide detoxified slurry showed a moisture content of 18.5% (by weight) was achieved with high-rate thickening followed by pressing and drying using a conventional plate and frame filter press. A moisture content of 15% was achieved when employing a membrane squeeze in addition to pressing and drying in a plate and frame filter.

The authors of the Springpole Technical Report make the following recommendations: (i) future drilling should be done using drill mud additives that have been demonstrated to have minimal impact on metallurgical testwork (a bulk sample might be considered to avoid the issue of drilling compound modifying reagents); (ii) investigate the impact of drilling mud additives on flotation mass pull with the objective of reducing flotation circuit size and regrind power requirements; (iii) further optimize concentrate leach reagents and consider reductions in leach extraction time (this includes reducing the number of concentrate leach adsorption tanks and recover residual gold/silver in solution using the flotation tails CIP circuit); (iv) optimize combined tails residual cyanide levels and aim to reduce cyanide detoxification retention time; and (v) conduct a full Feasibility Study metallurgical testwork program incorporating variability and production composite testwork (this includes dewatering/filtering tests on the final tailings material).

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Mineral resource estimates

There are 662 drillholes in the Springpole Project database that were provided to SRK.. The Mineral Resource estimate for the Springpole Project utilizes results from 404 core boreholes drilled by previous owners of the property during the period of 2003 to 2013, and seven holes drilled by us in 2016 and 2020.

The revised Mineral Resource estimate was based on a gold price of US$1,550/oz and a silver price of US$20/oz, both considered reasonable economic assumptions by SRK. To establish a reasonable prospect of economic extraction in an open pit context, the resources were defined within an optimized pit shell with pit walls set at 35° to 50° based on domains. Assumed metallurgical recoveries of 88% for gold and 93% for silver were used. Mining costs were estimated at $1.62/t of total material, processing costs estimated at $15.38/t, and general and administrative (“G&A”) costs estimated at $1.00/t. A cut-off grade (“COG”) of 0.3 g/t Au was calculated and is considered to be an economically reasonable value corresponding to breakeven mining costs. Approximately 90% of the revenue for the proposed project is derived from gold, with 10% derived from silver.

The updated resource estimate is summarized in the table below.

Category	Quantity	Grade		Metal
		Au	Ag	Au	Ag
	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)
Open Pit
Indicated	151	0.94	5.0	4.6	24.3
Inferred	16	0.54	2.8	0.3	1.4
Note: This Mineral Resource estimate is as of July 30, 2020.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to potentially convert some or all of these Inferred Mineral Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured Mineral Resource category. SRK is of the opinion that further attempts to convert the remaining Inferred material to Indicated would be of questionable value. The current proportion of the Mineral Resource classified as Inferred Mineral Resources is 10% of total tonnes, and 6% of contained gold.

Mineral reserve estimates

The Mineral Reserves for the Springpole Project are based on the conversion of the Measured and Indicated Mineral Resources within the current Springpole Technical Report mine plan.  Indicated Mineral Resources in the mine plan were converted directly to Probable Mineral Reserves. There are currently no Measured Mineral Resource estimates and therefore there are no Proven Mineral Reserves. The total Mineral Reserves for the Springpole Project are shown in the table below.

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Category	Tonnes	Grade		Contained Ounces
	(Mt)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Proven	0.0	0.00	0.00	0.00	0.0
Probable	121.6	0.97	5.23	3.80	20.5
Total	121.6	0.97	5.23	3.80	20.5

*This Mineral Reserve estimate is as of December 30, 2020 and is based on the new Mineral Resource estimate dated July 30, 2020. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng of AGP, who is a Qualified Person as defined under NI 43-101.  Mineral Reserves are stated within the final design pit based on a US$878/ounce gold price pit shell with a US$1,350 /ounce gold price for revenue.  The equivalent cut-off grade was 0.34 g/t Au for all pit phases.  The mining cost averaged $2.75/tonne mined, processing averages $14.50/tonne milled, and G&A was $1.06/tonne milled.  The process recovery for gold averaged 88% and the silver recovery was 93%.  The exchange rate assumption applied was $1.30 equal to US$1.00.

*Pit slope angles ranged from 35 - 50°.

The Mineral Reserves for the Springpole Gold Project are based solely on open pit mining assumptions.

The Qualified Person responsible for the preparation of the Mineral Reserve estimates in the Springpole Technical Report has not identified any known legal, political, environmental, or other risks that would materially affect the potential development of the Mineral Reserves.  The risk of not being able to secure the necessary permits from the government for development and operation of the Springpole Project exists but the Qualified Person is not aware of any issues that would prevent those permits from being withheld per the normal permitting process.

Mining methods

The PFS is based on open pit mining of the proposed Springpole pit.  This pit will provide feed material necessary to maintain the process plant feed rate at 30,000 tpd while operational.

The Springpole pit will be a three phased pit which will provide 121.6 Mt of ore grading 0.97 g/t Au, and 5.23 g/t Ag.  Waste from this pit will total 275.4 Mt for a strip ratio of 2.3:1 (waste:ore).  With the inclusion of the proposed quarry, the total waste movement will be 287.5 Mt for a life-of-mine (“LOM”) strip ratio of 2.36:1 (waste:ore)

In addition to the pit, a quarry would be established near the plant location in the pre-production period.  This quarry would be used to construct mine infrastructure including haul roads, cofferdams and to meet site fill requirements for other infrastructure.

The mill feed cut-off used is 0.40 g/t Au.  During the mine operation material would be stockpiled to optimize the plant feed grade and defer lower-grade material until later in the mine schedule.  The three grade bins used for the stockpiles included: low grade (0.40 to 0.60 g/t Au), medium grade (0.60 to 0.80 g/t Au) and high grade (over 0.80 g/t Au).

The phases are scheduled to provide 30,000 tpd of feed to the mill over an 11.3 year mine life after three years of pre-production stripping.  The first two years of pre-production stripping are construction related.  The last three years of mining are stockpile reclaim.  The pits are sequenced to minimize initial stripping and provide higher feed grades in the early years of the mine life which the stockpiling strategy accomplishes.

The pits will be built on 12 m benches with safety berms placed every 24 m. Inter-ramp angles vary from 39 to 54° in rock depending upon the wall orientation.  Overburden will use a 30° inter-ramp angle with 12 m between berms. Minimum mining widths of 35 to 40 m were maintained in the design with preferred bench widths of 60 m or more.  Ramps will be at maximum 10% gradient and vary in width from 27.1 m (single lane width) to 35.4 m (double lane width).  They have been designed for a 226 t haulage truck.

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The main fleet will consist of three 251 mm rotary drills, two 36 m3 electric hydraulic shovels and one 23 m3 front-end loader.  The truck fleet will total seventeen 240 t trucks at the peak of mining.  This is due to the long hauls from the pit to the waste storage facilities (“WSF”) as well as the backhaul of tailings material from the plant.  The usual assortment of dozers, graders, small backhoes, and other support equipment is considered in the equipment costing.  A smaller front-end loader (13 m3) will be stationed at the primary crusher.

In the pre-production years -3 and -2, 3.9 Mt will be mined within the quarry area.  This mining will be with 91 t trucks, 6 m3 excavators and smaller track drills, more suited to this type of work, preparing the site for the larger, more productive, equipment. Year -1 is the start of major mining activity using the larger equipment when the bay dewatering has advanced sufficiently for mining and the site infrastructure (power lines, roads, etc.) is in place.  The early phases provide the highest grade to the mill early in the schedule.  The open pit will be in operation until Year 9 followed by three years of stockpile reclaim to feed the plant.  When the open pit is complete, the larger mining fleet will move to complete the quarry area, dumping the material into the open pit.  This will serve to cover the slopes in the pit for reclamation purposes.

Waste material from the pit will be stored in the WSF.  Non-acid generating (“NAG”) material will be used for the outer berms while potentially acid generating material will be co-mingled with filtered tails.  The filtered tails will be backhauled from trucks returning from dropping material at the plant either as feed or placed in the stockpiles.  As the WSF advances upwards, re-sloping of the sides will be occurring to allow for concurrent reclamation and reducing the visual impact of the facility.  The majority of the waste rock will be contained within the WSF (196.6 Mm3), but a small portion of NAG material will be backfilled into Phase 2 of the open pit near the end of the mine life.  This will reduce the overall haul length and will help in pit reclamation.  A total of 9.8 Mm3 will be backfilled into the pit.

Processing and recovery operations

The process plant will be designed using conventional processing unit operations. It will treat 30,000 tpd or 1,250 t/h based on an availability of 8,059 hours per annum or 92%. The crusher plant section design is set at 75% availability and the gold room availability is set at 52 weeks per year including two operating days and one smelting day per week. The plant will operate with two shifts per day, 365 days per year, and will produce gold doré bars.

The plant feed will be hauled from the mine to a crushing facility that will include a gyratory crusher as the primary stage before being conveyed to the crushed ore stockpile. The crushed ore will be ground by a SAG mill, followed by a closed circuit of a ball mill with a hydro-cyclone cluster. The hydro-cyclone overflow with P80 of 150 mesh (106 µm) will flow to a three-stage flotation circuit including rougher flotation, rougher scavenger flotation, and cleaner flotation. Flotation tailings will report to the tailings leaching and CIP circuit. Flotation concentrate will report to a closed loop cyclone cluster and IsaMill before reporting to the concentrate leach and CIP circuit.

Gold and silver leached in the CIP circuits will be recovered onto activated carbon and eluted in a pressurized Anglo American Research Laboratory style elution circuit and then recovered by electrowinning in the gold room. The gold-silver precipitate will be dried in a mercury retort oven and then mixed with fluxes and smelted in a furnace to pour doré bars. Carbon will be re-activated in a carbon regeneration kiln before being returned to the CIP circuits. CIP tails will be treated for cyanide destruction prior to pumping to a final tails thickener and pressure filter. Filter cakes will be hauled to the WSF for disposal.

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The installed power for the process plant will be 58 MW and the power consumption is estimated to be 32 kWh/t processed. Raw water will be pumped from Birch Lake to a raw-water storage tank. Potable water will be sourced from the raw-water tank and treated in a potable water treatment plant. Gland water will be supplied from the raw-water tank. Process water will primarily consist of water reclaimed from the final tails thickener and pressure filters. Reagents will include pebble lime, sodium cyanide, sodium hydroxide, copper sulphate pentahydrate, hydrochloric acid, sodium metabisulphite, activated carbon, flocculant, coagulant, collector, and frother. The selected flowsheet is shown in the below figure.

Infrastructure, permitting and compliance activities

Key project infrastructure as envisaged in the PFS includes: open pit mine area including mine haul roads and ramps; cofferdams for hydraulic isolation of the mine pit following bay dewatering; site main access roads, administrative access roads and maintenance roads, site main gate and guard house; administration and dry building, construction and permanent camp accommodations; process plant e-room; crushing area e-room; control room; reagent storage building; gold room; assay laboratory and sample preparation area; plant workshop and warehouse; truck shop and warehouse, tire changing facility, truck wash building; fuel facility, fuel storage and dispensing; fresh water intake; 230 kV overland and 25 kV underground power distribution lines; fresh water intake pumping supply and treatment; WSF, contact water collection ponds; waste water treatment plant and explosives magazine.

The main access road will be a private extension of the existing Wenesaga Road which is primarily used for forestry services and has been constructed up to 15 kilometres from the project site.

Approximately 58 MW of electrical demand will be supplied via a new 230 kV overhead transmission line, built to connect to the provincial grid’s 230 kV line approximately 75 km to the southeast. A 230kV / 25kV transformer will provide step down prior to feeding a total of six electrical rooms. Variable frequency drives have been allowed where required and all medium-voltage motors or drives will be supplied in 4.16 kV.

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Two cofferdams will be constructed to isolate the area of the proposed open pit and facilitate mining following dewatering. A secant pile wall and grout curtain will be installed within the rockfill to establish a hydraulic barrier.

A single WSF will be constructed west of the open pit for storage of tailings produced from mineral processing and PAG waste rock generated from open pit mining. The WSF will store approximately 76 Mm3 of tailings and 41 Mm3 of PAG waste rock within a cell. Structural stability of the facility will be provided by perimeter embankment dams constructed with NAG waste rock generated from open pit mining. Surface water run-off from the facility will be removed and stored in a contact water management pond (CWMP), to be located south of the WSF, to limit infiltration of water into the waste materials following placement. An engineered cover is conservatively considered in closure, to promote surface run-off and limit seepage, and will be further evaluated through the Environmental Assessment (EA) process.

First Mining and its predecessor Gold Canyon have been collecting environmental baseline data to support the project’s EA since 2010, and data collection is ongoing. These studies are primarily focused on characterizing biological and physical components of the aquatic and terrestrial environments that may be impacted by and may interact with the proposed Springpole Project. The dataset compiled to date within these programs exceeds the level of environmental baseline data one would typically have in support of a PFS.

The area of Springpole Lake that will be dewatered spans approximately 150 hectares and displays significant variation in lakebed elevation, with the deepest point reaching an approximate maximum depth of 40 m (El. 353 masl). This activity will affect fish habitat. First Mining will continue working with Fisheries and Oceans Canada (DFO) to develop off-setting measures that will help to mitigate any short or long-term effects to local fish communities.

First Mining will fully consider the concerns and issues associated with potential adverse environmental effects, as appropriate, to the Indigenous peoples in terms of proximity, historic resources, land and resource use, physical and social effects (including health) on their communities, as well as economy, employment, cultural heritage, in the EA process.

Preliminary environmental design criteria have been developed for project features that have the potential to release contaminants into the air, water, and land. First Mining will also develop an environmental, health and safety (“EHS”) management system to address the EHS needs of the Springpole Project based on the results of the Environmental Impact Statement.

On February 23, 2018, we submitted a Project Description to the Impact Assessment Agency of Canada (the “IAAC”). IAAC determined an EA is required for the Springpole Project under the Canadian Environmental Assessment Act (2012) (“CEAA”). We have also entered into a voluntary agreement with the Ontario Ministry of Environment, Conservation and Parks to undertake an Individual EA under Section 3.0.1 of the provincial Environmental Assessment Act.

We plan to submit an EIS for the Springpole Project by the end of 2021. The EIS would be developed to also meet the regulatory requirements associated with the provincial voluntary agreement to undertake an individual EA.

In addition to the requirement for assessment under CEAA, 2012, key federal permits that may be required pending further regulatory advice:

•	Fisheries Act Authorization (Fisheries and Oceans Canada (DFO))
•	Canadian Navigable Waters Act (Transport Canada)
•	Schedule 2 of Metal and Diamond Mining Effluent Regulations (MDMER)

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Prohibitions under other pieces of federal legislation also apply but no permitting requirements are currently expected. These may include, but would not necessarily be limited to, the following:

•	Canadian Environmental Protection Act, SC 1999
•	Migratory Birds Convention Act, SC 1994, c22
•	Explosives Act, RSC 1985, C. E-17
•	Transportation of Dangerous Goods Act, SC 1992, c. 34
•	Species at Risk Act, SC 2002; c. 29
•	Nuclear Safety Control Act, SC 1997, c. 9)

Based on the current understanding of the Springpole Project area and project description provided by First Mining, it is expected that the following permits and approvals will be required:

•	Mine Closure Plan, Mining Act, Energy, Northern Development and Mines
•	Permit to Take Water, Ontario Water Resources Act, MECP
•	Environmental Compliance Approval (Air/Noise), Environmental Protection Act, MECP
•	Environmental Compliance Approval (Sewage), Ontario Water Resources Act, MECP
•	Environmental Compliance Approval (Waste), Environmental Protection Act, MECP
•	Work Permit, Public Lands Act, Ministry of Natural Resources and Forestry (MNRF)
•	Work Permit, Lakes and Rivers Improvement Act, Ministry of Natural Resources and Forestry (MNRF)
•	Aggregate Permit, Aggregate Resource Act, MNRF
•	Overall Benefit Permit, Endangered Species Act, MECP
•	Forestry Resource Licence/Release of Reservation, Crown Forest Sustainability Act, MNRF
•	Archaeological Clearance, Ontario Heritage Act, Ministry of Heritage, Sports, Tourism, and Culture Industries (MHSTCI)

The federal government identified Cat Lake First Nation, Slate Falls First Nation, Lac Seul First Nation, Wabauskang First Nation, Mishkeegogoamang Ojibway Nation, Ojibway Nation of Saugeen, and Métis Nation of Ontario in 2018 (updated in 2020), while in 2018 the provincial government identified Cat Lake First Nation, Slate Falls First Nation, Lac Seul First Nation, Wabauskang First Nation, Mishkeegogoamang Ojibway Nation, Ojibway Nation of Saugeen, Pikangikum First Nation, and Métis Nation of Ontario, as potentially impacted by the Springpole Project or having an interest in the project.

In March 2017, the First Nations of Cat Lake, Slate Falls and Lac Seul entered into a Shared Territory Protocol Agreement. These three First Nations are known collectively as the Shared Territory Protocol Nations (“STPN”). In February 2018, we entered into a Negotiation Protocol Agreement with the STPN and will continue information sharing and consultation throughout the EA process.

Capital and operating costs

The cost estimate for the Springpole Project is based on an engineering, procurement, and construction management (“EPCM”) implementation approach.

Operating Costs

The operating costs for a mine at the project have been estimated from base principles with vendor quotations for repair and maintenance costs and other suppliers for consumables.  Key inputs to the mine cost are fuel and labour.  The price provided for the project was $0.80/L (US$0.60/L) delivered to the site.  The mine truck and support equipment fleets will be diesel powered.  The large production drills, hydraulic shovels and dewatering pumps will be electric powered, and the cost estimate used an electricity price of $0.08/kWh (US$0.06/kWh).

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Labour costs are based on an owner-operated scenario whereby we would be responsible for the maintenance of the equipment with our own employees.

The mining fleet will be leased to help lower capital costs and payments are included in the operating cost.  The mining cost is shown as both cost per tonne mined and cost per tonne moved.  This is due to the large quantity of tailings backhaul included in the operating cost.  The cost per tonne mined is $2.75/t mined (US$2.06/t mined) or $1.94/t moved (US$1.46/t moved).  The cost per tonne milled over the LOM is $8.69/t milled (US$6.52/t milled).

The annual process operating cost is estimated at $158.8 M (US$119.1 M) and will average $14.50/t milled (US$10.87/t milled) over the LOM.

The G&A cost is estimated at $11.57 M (US$8.68 M) and will average $1.06/t milled (US$0.79/t milled) over the LOM.

The life of mine operating cost estimate for the Springpole Project is shown in the table below.

Operating Cost	Life of Mine Cost (US$ M)	Cost (US$/t Processed)
Mining	793	6.52
Processing	1,323	10.87
G&A	96	0.79
TOTAL	2,212	18.18

Capital Costs

The capital cost estimate has an accuracy of -20% / +30% (AACE Class 4).  The estimate includes the cost to complete the design, procurement, construction, and commissioning of all the identified facilities.  The estimate was based on the traditional EPCM approach where the EPCM contractor would oversee the delivery of the completed project from detailed engineering and procurement to handover of a working facility.

The estimate was derived from a several fundamental assumptions as indicated in process flow diagrams, general arrangements, mechanical equipment list, electrical equipment list, material take offs, electrical layouts, scope definition and a work breakdown structure.  The estimate included all associated infrastructure as defined by the scope of work.

The capital cost estimate for the Springpole Project is summarized in the table below.

Cost Type	Cost Description	Project Capital (US$ M)
		Initial	Sustaining	Total
Direct	Mine	144.5	51.3	195.8
	Site Development	21.0	-	21.0
	Process Plant	296.7	4.2	300.9
	On-site Infrastructure	38.4	-	38.4
	Off-site Infrastructure	35.3	-	35.3
	Direct Subtotal	535.9	55.5	591.4
Indirect	Indirects	47.9	-	47.9
	EPCM Services	37.5	-	37.5
	Owner’s Costs	16.1	-	16.1
	Indirect Subtotal	101.4	-	101.4
Provisional	Contingency and Management Reserve	80.9	-	80.9
Closure	Closure Costs	-	29.5	29.5
Total		718.3	85.0	803.3

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Economic Analysis

The mine plan is based on Indicated Mineral Resources that have been converted to Probable Mineral Reserves.

An economic model was developed to estimate annual pre-tax and post-tax cash flows and sensitivities of the Springpole Project based on a 5% discount rate. It must be noted that tax estimates involve complex variables that can only be accurately calculated during operations and, as such, the after-tax results are approximations. A sensitivity analysis was performed to assess the impact of variations in metal prices, head grades, initial capital cost, total operating cost, foreign exchange rate, and discount rate.

The capital and operating cost estimates developed specifically for the Springpole Project are in Canadian dollars and converted with the stated exchange rate. The economic analysis has been run on a constant dollar basis with no inflation.

The economic analysis was performed using the following assumptions:

•	gold price of US$1,600/oz, silver price of US$20/oz
•	LOM of 11.3 years
•	exchange rate of US$0.75 per $1.00
•	cost estimates in constant Canadian dollars with no inflation or escalation
•	100% ownership with 1.3% NSR; (assumes buy back of 1.4% NSR)
•	capital costs funded with 100% equity (no financing costs assumed)
•	closure cost of US$29 M
•	Canadian corporate income tax system consists of 15% federal income tax and 10% provincial income tax
•	Ontario applies a mining tax rate of 10%
•	total undiscounted tax payments are estimated to be US$720 M over the LOM

The pre-tax net present value (“NPV”) discounted at 5% is US$1,482 M; the IRR is 36.4%; and the payback period is 2.2 years.  On an after-tax basis, the NPV discounted at 5% is US$995 M; the IRR is 29.4%; and the payback period is 2.4 years.

A summary of the project economics is shown in the following figure and table.

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General	Units	LOM Total / Avg.
Gold Price	US$/oz	1,600
Silver Price	US$/oz	20.00
FX	$:US$	0.75
Production
Mine Life	yr.	11.3
Mined Ore	kt	121,636
Mined Waste	kt	287,532
Strip Ratio	w:o	2.36
Daily Throughput	tpd	30,000
Total Mill Feed	kt	121,636
Gold
Mill Head Grade Au	g/t	0.97
Mill Recovery Au	%	85.7%
Total Payable Ounces Au	koz	3,225
Average Annual Payable Au	koz	287
Silver
Mill Head Grade Ag	g/t	5.2
Mill Recovery Ag	%	89.5
Total Payable Ounces Ag	koz	18,117
Average Annual Payable Ag	koz	1,610
Operating Cost
Mining – mined	US$/t mined	2.06
Mining - milled	US$/t milled	6.52
Processing	US$/t milled	10.87
G&A	US$/t milled	0.79
Total	US$/t milled	18.18
Capital Cost
Initial Capex	US$M	718
Sustaining Capex	US$M	55
Closure Cost	US$M	29
Operating Costs per Ounce
Cash Costs (net)	US$/oz	618
AISC (net)	US$/oz	645
Cash Costs	US$/oz AuEq	673
AISC	US$/oz AuEq	698
Pre-Tax Economics
NPV (5%)	US$M	1,482
IRR	%	36.4
Post-Tax Economics
NPV (5%)	US$M	995
IRR	%	29.4
Payback	yr.	2.4

* Cash costs consist of mining costs, processing costs, mine-level G&A and refining charges and royalties. Please see "Non-IFRS Financial Measures" at the beginning of this AIF.

*  AISC includes cash costs plus sustaining capital and closure costs. AISC is at a project-level and does not include an estimate of corporate G&A. Please see "Non-IFRS Financial Measures" at the beginning of this AIF.

Exploration, development and production

As discussed above, during the winter of 2019 – 2020, we initiated a program of core re-sampling in order to quantify the sulphur content of the in-pit material. A total of 8,358 samples were collected for total sulphur assays, along with 611 samples collected for bulk density determination.

We completed several field programs throughout 2020, with the primary purpose of collecting additional data to advance the metallurgical, geotechnical, hydrogeological, and environmental studies at the Springpole Project through PFS-level and beyond.  Diamond drilling was undertaken to collect samples for metallurgical and geotechnical test work.

The geotechnical program targeting the pit wall area consisted of drilling and logging of inclined HQ size boreholes, packer tests, fracture surveys using acoustic televiewer, rock testing (point load tests and Brazilian tests), and multi-level piezometer installation.

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In addition, a detailed geotechnical field testing and sampling program was completed over the areas of proposed mine infrastructure, which included test pit excavations (for overburden investigation), hand auguring, NQ-size borehole drilling, and ground penetrating radar surveys in selected locations.

A program of condemnation drilling targeting key infrastructure areas was also commenced in 2020 and continued in 2021.  Additional mapping and sampling of nearby trachyte outcrops was completed during the summer months and further exploration on these areas and other potential targets outside of the main resource area continued in 2021.

Recent developments

Regional Land Consolidation

During 2021, we significantly increased our land package in the immediate vicinity of the Springpole Project through various property purchases, option agreements and earn-in agreements (see the section in this AIF entitled “About First Mining – Three-year history” for more details about these transactions).  As a result, we now control approximately 74,000 ha in the Birch-Uchi district (inclusive of the 41,943 ha described in the Springpole Technical Report as comprising the Springpole Project).

The Birch-Uchi Greenstone Belt has been historically underexplored and has only seen a fraction of the exploration as the Red Lake and Pickle Lake belts.  Exploration activity has been increasing in the area north and west of the Springpole Project over the past 18 months.  There are several past-producing gold mines in the region including: Argosy – 100,000 oz. at 11.4 g/t Au; Uchi – 114,000 oz. at 4.7 g/t Au, and a number of smaller gold and base metal mines including the Jackson, Manion, Hudson-Patricia, Bathurst and Sol d’Or mines, the latter of which produced gold in the 1930s at grades of 17.5 g/t Au. (Note: the aforementioned past production numbers and grades are historic in nature, have not been verified and are not necessarily indicative of future results that could occur within the properties.  These numbers are for historical reference only and should not be relied upon).

As part of our 2021 regional consolidation efforts, we acquired the claims hosting the past-producing high-grade Sol d’Or mine, we optioned the Vixen Properties (including the Vixen North property, which has significant gold mineralization in surface samples and is located nearby the past-producing Argosy mine and we optioned various other properties including the High-Grade Island prospect (where historical drilling intersected grades up to 245 g/t Au).

The Birch-Uchi Greenstone Belt has been historically underexplored and has only seen a fraction of the exploration as the Red Lake and Pickle Lake belts.  Exploration activity has been increasing in the area north and west of the Springpole Project over the past 18 months.  There are several past-producing gold mines in the region including: Argosy – 100,000 oz. at 11.4 g/t Au; Uchi – 114,000 oz. at 4.7 g/t Au, and a number of smaller gold and base metal mines including the Jackson, Manion, Hudson-Patricia, Bathurst and Sol d’Or mines, the latter of which produced gold in the 1930s at grades of 17.5 g/t Au. (Note: the aforementioned past production numbers and grades are historic in nature, have not been verified and are not necessarily indicative of future results that could occur within the properties.  These numbers are for historical reference only and should not be relied upon).

The following map shows, in grey, all of the land we own (through our wholly-owned subsidiary, Gold Canyon) that currently comprises the Springpole Project and surrounding area, as well as all of the land in the immediate vicinity in respect of which we have entered into option or earn-in agreements (these are reflected in various colours):

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520000
530000
540000
550000
560000
5700000
5690000
5680000
5670000
5660000
N
S
W
E
Vixen North
McIntyre
Birch Lake West
High Grade Island
Birch Lake
Birch Lake
Springpole
Horseshoe Island
Satterly Lake
Horseshoe East
Springpole Property
Springpole Lake
Swain Lake
Stargazer
Swain Post
Seagrave Lake
Sol d'Or Property
Sol d'Or
Bertha Lake
Vixen South
Vixen West
Hudson-Patricia
Margaret Lake
Perrigo Lake
Jackson-Manion
Bobjo
Ontario
Map Extent
Kenora
Thunder Bay
Timmins
Ottawa
Toronto
Gold Occurrence/Deposit
Logging Road
Land Tenure
Gold Canyon Resources
Optioned Properties
Swain Lake
Swain Post
Vixen Properties
Birch Lake Properties
Horseshoe East & Stargazer
First Mining Gold
Birch-Uchi Projects
Land Tenure
Red Lake Mining Division, Ontario
NTS Reference: 52N01, 02, 07, 08
Date: Feb 2022
Coordinates: WGS84 UTMz15
0 Kilometers 10

Once we have fulfilled all of our payment and expenditure obligations in the various option and earn-in agreements, the “Optioned Properties” in the above map will be owned by us, thereby significantly increasing the size of the Springpole Project.

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Technical Programs since the Springpole PFS

Since the completion of the Springpole PFS in January 2021, First Mining has been engaged in a number of significant technical programs to further optimize the development plan for the Springpole Project and to further define the project scope for the Environmental Assessment (“EA”) process and into the Feasibility Study (“FS”) process.  These programs are ongoing and include Feasibility-level metallurgical test work, reviewing opportunities to reduce the project’s greenhouse gas footprint (“GHG”), exploring renewable power generation opportunities, environmental data collection, and EA document preparation.

Metallurgical Program

The focus of the Feasibility-level metallurgical program that is currently underway is to confirm metallurgical information and the process design of the Springpole PFS and to explore opportunities to enhance metal recoveries and reduce operating and capital costs for the Springpole Project by testing advanced flotation technologies, including the Woodgrove Direct Flotation Reactor.  The metallurgical testing in 2021 took 2.4 tonnes of metallurgical samples collected from 10 drill holes to form three production composites that underwent advanced metallurgical testing, as well as 10 variability composites.  Initial results to date support the test work and assumptions that were used in the Springpole PFS and warrant a more detailed analysis of simplifying the flotation flow sheet, compared to the one used in the Springpole PFS.

Filtration test work is also underway to optimize the size of the filter plant that feeds the dry-stack tailings facility.  There is a potential opportunity to reduce the size of the filter plant which may represent a potential decrease to the initial process plant capital cost, when compared to the Springpole PFS.  More detailed analysis will be completed during the FS.

First Mining will release the results from the metallurgical program when it is completed, which is expected to be in the second quarter of 2022.

GHG Footprint Reduction – Electric Assist Haul Trucks

Following the completion of the Springpole PFS, we completed an initial analysis of potential GHG emissions from the project and determined that opportunities exist to reduce GHG emissions by reducing diesel consumption associated with the haul trucks with the addition of trolley assist in various areas of the mine. Given that the Springpole Project is scoped to be connected to the power grid, First Mining commissioned AGP to study the impacts and benefits of a number of electric haul assist technologies.  More detailed analysis is warranted and will be carried out during the FS.

Renewable Power Generation Opportunities

We commissioned SLR Consulting Inc. (“SLR”) to complete an initial scoping study of the opportunities to incorporate renewable power generation into the project development plan at the Springpole Project.  The Springpole area is endowed with potentially economic wind and solar resources, as well as a significant biomass opportunity which has been previously studied for the region.  The SLR study concluded that wind and solar were both viable potential supplemental power sources for the project that warrant further study.  In furtherance of this, First Mining has commenced site-specific, investment grade data collection for wind resources and will explore opportunities with the local communities to better understand avenues for partnership in a potential renewable power development.

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Environmental Data Collection

The 2021 environmental field work activities involved a comprehensive program to supplement the baseline data that had been collected over several previous years.  The studies covered a broad range of disciplines across the biological, physical and human environments including air quality, noise, surface water, groundwater, geochemistry, aquatic biology, terrestrial vegetation and wildlife, archaeology, and cultural heritage.  Two air quality monitoring stations near the Project site have been established to gather continuous samples, and noise levels were measured at two monitoring locations under “leaves-on” and “leaves-off” conditions.

Surface water studies included monthly surface water quality sampling at 25 locations, flow measurements at six locations, and lake level measurements at eight locations.  Hydrogeological testing was conducted to improve the understanding of groundwater movement in the area and groundwater quality samples were collected at 11 monitoring wells.  The geochemical characterization program included static and kinetic testing of mine rock and tailings as well as static testing of aggregate and overburden.  An aerial survey was undertaken early in the year to study Boreal Caribou and other ungulates and furbearers.

Other key wildlife and habitat studies included bird and bat surveys as well as vegetation community and wetland mapping.  Extensive aquatic studies were undertaken including fish community and habitat assessments, fish tissue sampling, as well as plankton and benthic invertebrate studies.  A Stage 2 Archaeological Assessment for the mine site area and cultural heritage information gathering and evaluation were also completed in 2021.  The information collected will inform the EA and First Mining will continue to collect data on the existing environment in 2022 to support future permitting.

Environmental Assessment Preparation

Following a successful environmental field season and the approval of the Provincial EA Terms of Reference on November 8, 2021, Wood plc, on behalf of First Mining, has undertaken technical modelling to inform the EA documentation covering key areas of the environment at Springpole, including geochemistry, groundwater quantity and quality, surface water quality, hydrology, air quality, noise and vibration, and terrestrial components.  The technical work is being documented and will be presented in a draft EA that will be publicly disclosed and available for review when completed.

Key Catalysts for Springpole Project Development in 2022

First Mining is anticipating a number of important project advancements in 2022, including:

•	commencing of the FS process;
•	releasing the results of the updated metallurgical studies (expected to occur in the second quarter of 2022);
•	receiving the results of other process optimization trade-off studies and including the results of these studies in the FS; and
•	completing and submitting the Draft Environmental Assessment.

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Cameron

Technical report

The description in this section of our Cameron gold project (the “Cameron Project”) is based on the project’s technical report: Technical Report on the Cameron Gold Deposit, Ontario, Canada (effective date January 17, 2017) (the “Cameron Gold Technical Report”). The report was prepared for us by Optiro Pty Ltd. in accordance with NI 43-101 under the supervision of Mark Drabble, B. App. Sci. (Geology), MAIG, MAusIMM; and Kahan Cervoj, B. App. Sci (Geology), MAIG, MAusIMM; each Qualified Persons within the meaning of NI 43-101. The following description has been prepared under the supervision of Hazel Mullin, P.Geo., who is a Qualified Person within the meaning of NI 43-101, but is not independent of us.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Cameron Gold Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF. We recommend you read the Cameron Gold Technical Report in its entirety to fully understand the project. You can download a copy of the Cameron Gold Technical Report from our SEDAR profile (www.sedar.com), or from our website (www.firstmininggold.com).

Project description, location and access

The Cameron Project is wholly-owned by us through our wholly-owned subsidiary, Cameron “Gold”. The Cameron Project comprises 1,789 mining claims, 24 patented claims, seven licences of occupation and four mining leases. All of the claims are located within unsurveyed crown lands, and are situated in the Rowan Lake, Heronry Lake, Tadpole Lake, Brooks Lake, Lawrence Lake, Bluffpoint Lake, and Dogpaw Lake areas, and the Phillips and Godson townships.

The total area of the project is approximately 495.74 km2 (49,574 ha).

The Cameron Project currently consists of two project areas; namely Cameron (which includes the Cameron deposit) (the “Cameron Deposit”) and West Cedartree (which includes the Dubenski and Dogpaw deposits). The Cameron Gold Technical Report covers only the Cameron Deposit and Mineral Resource Estimate within the broader Cameron Project. The Cameron Project area comprises 1,699 mining claims, four patented claims, six licences of occupation and three mining leases. The West Cedartree property comprises 91 mining claims, 20 patented claims, one licence of occupation and two mining leases.

The Cameron Project is located in the southern part of western Ontario, Canada approximately 80 km southeast of Kenora and 80 km northwest of Fort Frances. The nearest towns are Sioux Narrows and Nestor Falls, 30 km and 25 km away respectively. The Cameron Project is on unsurveyed crown lands accessed by sealed and all-weather gravel roads. From Kenora via Highway 17, Hwy 71 and the Cameron Lake road the distance is around 123 km. From Fort Frances via Hwy 11, Hwy 71 and the Cameron Lake road the distance is 168 km.

Underlying royalties which affect the Cameron Deposit are:

•	1.5% NSR payable to Rubicon Minerals Corp. for 47 unpatented claims. We have the option to repurchase 0.75% of the NSR for $750,000;

•	1% NSR payable to Orion Resource Partners for 20 unpatented claims, 4 patented claims, 6 MLOs and 2 mining leases;

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•	2% NSR payable to Mr. Sherridon Johnson and Mr. Edward Antony Barkauskas for one unpatented claim. We have the right to repurchase 1% of the NSR for $500,000;

•	$0.30 per ton on all ore mined payable to the estate of W. Moorhouse and D. Petrunka for one mining lease;

•	3% NSR payable to Lasir Gold Inc. We have the right to reduce the NSR to 1.5% by payment of $1,500,000; and

•	1% NSR payable to Chalice on 133 unpatented mining claims, all of which are not encumbered by pre-existing royalties. We have the right to repurchase 0.5% of the NSR for $1,000,000.

In order to maintain the title to a mining claim, the recorded holder of the claim is required to undertake approved work expenditure of $400 per single cell mining claim or $200 per boundary cell mining claim within two years of the granting of the claim. Work programmes and expenditure commitments can be grouped across a contiguous series of mining claims. The duration of a mining lease is 21 years from the date of grant. The mining leases within the Cameron Project were initially granted in 1988 and were subsequently renewed for a further 21 years in July 2009, except one mining lease which was renewed in May 2006.

History

Exploration in the area commenced in the 1940s and numerous companies have carried out prospecting, line cutting, geological mapping, trenching, soil and outcrop sampling and ground magnetic and electromagnetic geophysical surveys.

On the Cameron Project there have been numerous exploration and drilling programmes. On the Cameron Deposit itself, the first drilling was undertaken in July 1960. Prior to 2010, there were 836 holes comprising in excess of 90 km of diamond drill core drilled by six companies.

In 1987 at the Cameron Gold Deposit, underground development for an extensive sampling programme was undertaken. Some 65,000 m3 of material was excavated with some bulk sampling, diamond drilling and rock chip sampling completed. The excavated material was placed on surface at site in three separate stockpiles: one for unmineralized access development material, one for “low-grade” mineralized material; and one for “mineralized” material. The unmineralized stockpile has been used from time to time for access road maintenance. The mineralized material stockpiles have been surveyed and sampled for the purpose of reconciliation against depletion calculations but no estimate has been prepared that would permit inclusion of the material in a disclosure of resources.

Between 2010 and 2012, 242 surface diamond holes were drilled totalling 36,000 m, the majority on the Cameron Deposit.

Since 2010, the following exploration work has been carried out throughout the Cameron Project consisting of:

•	Airborne magnetic gradiometers survey of the project area in 2010.

•	250 km of line cutting over the property

•	142-line km of Pole-Dipole Induced Polarisation surveys (July 2010 to February 2011)

•

Orientation geochemical sampling programme of surface pits around the Cameron deposit in late 2011. A total of 19 samples of around 12 kg were collected from the base of till over an area of about 900 m x 600 m.

•	Excavation of 94 pits in 2013 on gold-in-till anomalies.

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•	Outcrop mapping and prospecting

•	Heli-borne magnetics and Versatile Time-domain Electromagnetic (VTEM) over the western portion of the project in 2014. A total of 1457 line km of VTEM was flown at 200 m spacings.

•	Several historical Mineral Resource estimates have been done for the Cameron Deposit.

In May 2014, 15 holes for 2,599.5 m were diamond drilled at the Jupiter, Ajax, Juno and Hermione prospects that are proximal to the Cameron Deposit.

Geological setting, mineralization and deposit type

The mineralization at the Cameron Project is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (“Cameron Lake Shear Zone” or “CLSZ”) which dips steeply to the northeast. In the south-eastern part of the deposit where the greatest amount of gold has been delineated, the shear zone forms the contact between the mafic volcanic rocks and diabase/dolerite rocks of the footwall.

Gold mineralization occurs within quartz breccia veins, associated with intense silica‐sericite‐carbonate‐pyrite alteration in a series of zones that dip moderately to steeply to the northeast within and adjacent to the shear zone. Gold is associated with disseminated pyrite with high sulphide concentration generally corresponding with higher gold grade. Visible gold is rare. The mineralization is open at depth and along strike to the northwest with potential to expand the Mineral Resource in these directions.

The Cameron Deposit is a greenstone‐hosted gold deposit. While the deposit can generally be considered to be part of the orogenic family of gold deposits, it bears many characteristics atypical of the largest gold deposits of this style. These features include:

•	mineralization dominated by disseminated sulphide replacement and quartz‐sulphide stockwork and quartz breccia veins;

•	spatial and temporal association of mineralization with porphyry intrusive bodies that have similar alteration assemblages (taking into account primary lithological variations);

•

relatively minor amounts of auriferous quartz‐carbonate vein material comprising the mineralization, which is likely temporally‐late compared to the disseminated sulphide replacement and quartz breccia veins;

•	high‐grade mineralization is largely deformed and the disseminated sulphide replacement zones that constitute the bulk of the mineralization are commonly foliated; and

•	the alteration assemblage of the mineralization (sericite‐albite‐carbonate‐pyrite) is atypical.

Exploration

Exploration at the Cameron Project commenced in 1960 and has been conducted intermittently until the present day.

Drilling

A number of diamond drillhole programmes have been carried out across the Cameron Project area by a number of explorers: Noranda Exploration Company Limited (“Noranda”) from 1960 to 1961; Zahevy Mines Limited and Noranda from 1972 to 1974; Nuinsco in 1981; Nuinsco and Lockwood Petroleum Inc. from 1983 to 1984; Nuinsco and Echo Bay Mines Limited from 1985 to 1989; Nuinsco and Deak International Resources Holding Limited in 1989; Cambior Inc. in 1996; Nuinsco from 2003 to 2005; and Coventry Resources Inc. (“Coventry”) from 2010 to 2012. In addition, an RC drilling programme was completed by Nuinsco from 1985 to 1986 to sample the overlying glacial till and the bottom of hole in bedrock to test for geochemical anomalism associated with gold mineralisation.

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From 1960 through to 2012, 981 diamond drillholes were drilled for a total of 120,813 m. An additional 83 RC holes were drilled during the mid-1980s for a total of 862 m.

Underground exploration of the Cameron Deposit commenced in October 1986 and was undertaken in two phases until July 1988 to verify the surface drilling results. Overall, 457 underground diamond drillholes were completed for a total of more than 21,707 m. An additional 55 diamond drillholes were drilled from underground for a total of 4,887 m between 1989 and 1990.

Sampling, analysis and data verification

Documentation regarding historic field procedures applied by previous explorers at the Cameron Gold Deposit, including details regarding sample collection, preparation, transportation and security, and analytical techniques, is poor or non‐existent. Prior to 1988, core was manually split, with half‐core sent for analysis. Post 1988, drill core was cut using a masonry saw. The inclusion of control samples is assumed and is sometimes referenced in documentation but details regarding this are not documented.

For the 2010 to 2012 drill programmes, drill core was cut on site with wet masonry core saws by geotechnical personnel who are supervised by Coventry site‐based geologists.  The selection of intervals for cutting and the length of these intervals was based on lithological, alteration or mineralization boundaries as defined by the supervising geologist with 1 m intervals used in zones of similar lithology.  Within mineralization the sampling intervals vary from 0.06 m to 2 m.

Samples were received at the laboratory and checked against accompanying sample dispatch sheets to ensure all samples are delivered.  Any discrepancies were noted and Coventry notified that resolution was required before the samples advanced through the preparation process.

Sample preparation comprised standard laboratory techniques of (i) drying for a minimum of 8 hours, (ii) mill crushing to greater than 70% passing 2 mm, (iii) riffle splitting (using a Jones Splitter) to approximately 250 gm and (iv) disk pulverising to 85% passing 75 microns.  The sample was then split to 30 g for analysis with the remainder retained as a pulp residue.  The coarse remainder was put aside as a bulk residue (reject).

Overweight samples (>2.5 kg) were crushed and split into two samples, treating each as above and recombining after pulverising.

All samples were analysed for gold by accredited and independent Activation Laboratories Ltd. (“ActLabs”) at their Thunder Bay facility using method ‘1A3‐Tbay Au – Fire Assay Gravimetric’.  The 30 g assay sample was combined with fire assay fluxes (borax, soda ash, silica and a lead oxide litharge) and silver added as a collector.  The mixture was placed in a fire clay crucible, preheated at 850°C, intermediate at 950°C and finished at 1060°C over approximately 60 minutes.  The crucibles were then removed from the assay furnace and the molten slag (lighter material) is carefully poured from the crucible into a mould, leaving a lead button at the base of the mould.  The lead button is then placed in a preheated cupel which absorbs the lead when cupelled at 950°C to recover the silver and gold doré bead.

The gold was separated from the silver in the doré bead by parting with nitric acid.  The resulting gold flake is annealed using a torch.  The gold flake remaining is weighed gravimetrically on a microbalance.  The detection limits are 0.03 ppm Au (lower) and 10,000 ppm Au (upper).

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All drill core from the 2010 and 2011 drilling programs is stored in covered steel core racks at the Cameron Project.  Every core box is labelled with Dymo tags, recording hole ID, box number and ‘from’ and ‘to’ depths.

All samples were individually bagged and labelled with unique sample numbers.  Corresponding laboratory specific assay tags were included in each sample bag, which were then sealed with plastic zip‐ties and batched in woven nylon bags.  Samples were transported via commercial road transport on a weekly basis during drilling programmes.  The samples were taken to ActLabs in Thunder Bay or to the ActLabs sample preparation facility in Dryden before being transferred to Thunder Bay for analysis.

Drill core was logged in the exploration camp at Cameron Lake.  The core was logged for geology, alteration, mineralization, structure and other geological features such as veining.  The core was photographed in wet and dry condition and stored in racks prior to sampling by core cutting.  The drill core was marked up with the sample intervals and the core was cut using a diamond blade saw.  Sample tickets were stapled into the wooden core trays and the other half put into the sample bag.  The sample number was also written on the outside of the calico sample bag for identification and sorting purposes.  The core is stored in the exploration facility at the Cameron Property.  This has dedicated covered racks for storing drill core, wooden crates for sample residues, and sea containers for sample pulps.

All samples were individually bagged and labelled with unique sample numbers.  Corresponding laboratory specific assay tags were included in each sample bag, which were then sealed with plastic zip‐ties and batched in woven nylon bags.  Samples were transported via Gardewine North commercial road transport of Kenora.  The samples were taken to ActLabs in Thunder Bay.  Confirmation was sent to Chalice that the security tags were intact, and that the numbers match the sample despatch request.

As part of its QA/QC review, Optiro Pty Ltd. (“Optiro”) was provided a Microsoft access database containing two QA/QC tables.  One table comprised standards and blanks and one table comprised duplicates assay results.  Optiro exported these tables into CSV format and imported the QA/QC results into data analysis spread sheets to review the Cameron QA/QC results.

The underground drilling data collected between 1987 and 1989 was considered critical to the quantity and quality of the 2014 Mineral Resource Estimate, and as no QA/QC information was available, Coventry undertook a re‐sampling program in order to establish confidence in the assay results.  The Coventry re‐sampling programme targeted mineralization in and around the underground development.  Remaining core was quartered either using a core saw or manually (depending on core condition) over the same sample intervals as currently recorded in the database.  The re‐samples were prepared and assayed in exactly the same manner that samples from Coventry’s diamond drilling programme were processed with sample preparation and analysis carried out at ActLabs in Thunder Bay.  This re‐sample programme provided 816 directly comparable assay results, from a total of 1,904.6 m of drill core.  The comparison is between half core (original sample) and quarter core (resample).

Optiro only managed to identify 101 samples recorded in the QA/QC database to be duplicate samples and that were submitted by Coventry in 2010 and 2011.  Optiro’s analysis of the 101 identified quarter core duplicate samples indicates a poor repeatability of grades between paired samples with a correlation coefficient of 0.24.  The results suggest that the duplicate samples are under reporting compared to the original grades at gold grades of less than 1 g/t Au, and over reporting compared to the original grades at gold grades of greater than 2 g/t Au.

Results from the scatter plot, precision plot and relative difference plots highlight a moderate to poor precision and poor repeatability of duplicates from this resample programme.  In Optiro’s opinion the repeatability and precision of these duplicates does not demonstrate a high level of confidence.  However, the small number of samples does not in Optiro’s opinion provide definitive evidence of issues with the duplicate repeatability.  Optiro notes that consideration for differing sample volumes i.e. manually split half core (versus) sawn quarter core needs to be taken into account when reviewing duplicate analysis results.  As such, whilst Optiro recommends that First Mining needs to review the performance of the Coventry resample programme further, Optiro considers these results to be adequate for resource estimation.

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Optiro has identified 249 blanks submitted by Coventry as part of its resample programmes in 2010 and 2011.  Of the 249 blanks submitted four returned grades above 0.03 g /t Au.  This represents a failure rate of less than 2%.  Optiro considers these results to be adequate for resource estimation.

Optiro identified 236 standards submitted by Coventry as part of its resample programmes in 2010 and 2011.  Of the 236 standards submitted, 10 different Certified Reference Material (“CRM”) standards with gold grades ranging from 0.38 g/t to 7.97 g/t Au were used during the Coventry resample programme.  A total of 55 gold standards fall outside three standard deviations which represents a failure rate of approximately 23%.  When graphed, it is evident that a large number of the standard failures are potential sample swaps (i.e. incorrect standard labelling or blanks labelled as a standard).  However, due to the close gold grades of a number of standards, it is not possible to determine with 100% accuracy what the actual standard ID might be.

Optiro does not know whether Coventry resubmitted all failed batches for re-analysis.

Optiro considers that the sample swaps should be rectified in the database so that the QA/QC performance is representative of the performance of the standards.  In taking these into account, Optiro considers that the CRM assay performance is adequate for estimation.

As part of their 2010 to 2012 drilling programmes, Coventry submitted standards, duplicates and blanks as part of their quality control program.

The blank material was obtained from a granite quarry and whilst not certified, was considered by Coventry to be sufficiently homogenous and unmineralized to act as barren material.  Of the 921 blanks submitted eight (8) returned grades above 0.03 g /t Au.  This represents a failure rate of less than 2%.  These failures were reviewed at the time by Coventry and were considered to be potential laboratory contamination issues.  Optiro considers these results adequate for resource estimation.

Of the 921 standards submitted, six were recorded as have grades of -99.  Optiro removed these standards from the database prior to any further analysis.  A total of 12 different CRM standards with gold grades ranging from 0.69 g/t Au to 7.97 g/t Au were used during the Coventry drill programs.

The provided database contained 901 quarter core duplicate samples collected by Coventry during the 2010 to 2012 drilling programmes.  The duplicates demonstrate a moderate correlation coefficient (0.83) indicating moderate repeatability of grades between paired samples.

The relative precision of a field duplicate dataset is determined by calculating the absolute difference between the two sample’s grades divided by the mean of the sample pairs.  Good or high precision suggests that the paired samples are consistent with each other, both samples have been well homogenised and that sample size (weight) is adequate to be representative of the material collected from the drillhole.  Poor or low precision suggests that the samples have been poorly prepared, have a high inherent nugget, poor assaying, or are not large enough to be representative.  Of the duplicates submitted to ActLabs, 74% of assays were within 5% precision, 76% within 10% precision, and 78% within 15% precision.

Results from the scatter plot, precision plot, and relative difference plots highlight a moderate to poor precision and moderate to poor repeatability of duplicates from these phases of drilling.  Part of this could be due to the use of chisel vs. saw splitting, or the use of quarter vs. half core samples, which Optiro does not consider to be a true representative duplicate sample when dealing with gold mineralisation.  As previously stated, taking into account consideration for differing sample volumes (i.e. half core versus quarter core), Optiro considers these results to be adequate for resource estimation.

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In 2014, Chalice undertook a resampling program to provide additional confidence in the underlying drillhole sample assays results used for Mineral Resource estimation.  The samples selected were considered to be spatially representative of the majority of the Cameron Gold Deposit with an emphasis on near surface locations.  A total of 492 pulps and 325 coarse rejects were selected from the existing drillholes within the following series:

•	Historical holes – resample of pulp samples only

•	Coventry 2010 holes – pulps and rejects

•	Coventry 2011 holes – pulps and rejects.

The following is an overview of the pulp sampling program taken from the Chalice 2014 Report.

•	Selected pulp samples were sent to AGAT Laboratories of Mississauga, Ontario – the Umpire Laboratory

•	The samples were not re‐numbered given the sample sequence had never been seen by this laboratory

•	The laboratory was requested to place an “A” prefix to the start of the sample number to distinguish these results from the original results.

•

Standards and Blanks were included with these samples positioned in the same location sequence as in the original submission; a new Standard was placed in the position of the original Standard (the original Standard sample being exhausted by the analytical process) whilst the Blanks were retained from the original submissions.

The selected samples were renumbered (for disguise) and re‐submitted to ActLabs to preparation and analysis by the method adopted by Coventry and described in previous reports.

Standards and Blanks were included with these samples positioned in the same location sequence as in the original submission; a new Standard was placed in the position of the original Standard (the original Standard sample being exhausted by the analytical process) whilst the Blanks were retained from the original submissions.

Results from the pulp duplicate analysis indicates a good repeatability of pulps, while results from the coarse reject analysis illustrate that the average grade of the rejects is 4% lower than the original sample.  Optiro was not provided with this data and as such has not been able to replicate these results.

Optiro considers the assay performance of the pulp and reject samples to provide good support for the representivity of the analytical results and for mineral resource estimation.

In 2015, Chalice undertook two resampling programs of unsampled intervals within the Cameron Shear Zone.  Optiro has based the following analysis of standards, duplicates and blanks submitted as part of the 2015 resampling programs based on the coding in the provided database.

Of 1,608 blanks submitted during the 2015 resample program, 10 returned grades above 0.03 g/t Au.  This represents a failure rate of less than 1%.  Optiro considers these results to be a good measure of the sample preparation process and acceptable for resource estimation.

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Of 1,644 standards submitted, 10 were recorded as ‘sample consumed’.  Optiro removed these standards from the database prior to any further analysis.  A total of 9 different CRM standards with gold grades ranging from 0.34 g/t Au to 7.97 g/t Au were used during the Chalice resample programmes.

A total of 144 gold standards fell outside of three standard deviations, which represents a failure rate of approximately 9%.  The majority (but not all) of the failures appear to be sample swaps (i.e. incorrect standard labelling or blanks labelled as a standard).  In this program, Chalice did not resubmit failed batches for re-analysis but Optiro recommends implementation of this protocol for future programs.  In addition, Optiro notes the presence of what appears to be cyclic trends in the standard results.  Further investigation into these trends is recommended.

Of 1,629 quarter core duplicates submitted, one was recorded as having a grade of -99. Optiro removed this sample from the database prior to any further analysis. The duplicates demonstrate a moderate correlation coefficient (0.79) indicating a moderate repeatability of grades between paired samples. Optiro notes there are a number of original samples (43) with barren grade (<0.03 g/t Au) where the duplicate has returned gold grades ranging from 0.1 g/t Au to 2.42 g/t Au. Furthermore, there a number of duplicate samples (47) of barren grade with an original grade ranging from 0.1 g/t Au to 3.1 g/t Au, suggesting that there are potentially sample swaps.

The relative precision of a field duplicate dataset is determined by calculating the absolute difference between the two sample’s grades divided by the mean of the sample pairs. Good or high precision suggests that the paired samples are consistent with each other, both samples have been well homogenised and that sample size (weight) is adequate to be representative of the material collected from the drillhole. Poor or low precision suggests that the samples have been poorly prepared, have a high inherent nugget, poor assaying, or are not large enough to be representative. Of the duplicates submitted to ActLabs 86% of assays were within 5% precision, 87% within 10% precision, and 88% within 15% precision.

Results from the scatter plot, precision plot, and relative difference plots highlight a moderate precision and a moderate repeatability of duplicates from these resampling programs.

Based on the good correlation coefficient and moderate repeatability performance of the duplicate samples Optiro considers the results from the Chalice 2015 resampling program to be acceptable for use in a Mineral Resource estimate.

Aside from the pulp resample programme undertaken by Chalice in 2014, Optiro is unaware of any additional umpire duplicate sampling that has taken place at Cameron Project.

Data verification has been carried out by the author to verify the following elements:

•	Deposit location and geology confirmed by site visit to view outcrop exposures, drill core samples and photographs of drillcore;

•	Drill collar locations and grid co-ordinates verified by GPS check of randomly selected drillhole co-ordinates;

•	Downhole survey deviation compared on an random selection of drillholes;

•	Quantum of stated mineralisation supported by independent sampling of mineralization; and

•	Assay integrity verified by sample QA/QC analysis, no significant bias identified.

Primary source data (surveys, downhole survey information, assay certificates) checked against database for errors and no material issues identified.

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The results of the data validation process have verified the accuracy and integrity of the information provided by Chalice. It is Optiro’s opinion that the Cameron database is acceptable for the purpose of mineral resource estimation.

Mineral processing and metallurgical testing

A number of preliminary metallurgical studies have been carried out on samples from the Cameron Property from 1985 to the present. Multi-element geochemical assays of the samples from the drillholes drilled between 2010 and 2012 have indicated that concentrations of deleterious elements (such as sulphur) are not significant.

Metallurgical test work carried out on samples representative of the style of mineralization at the Cameron Gold deposit showed that recoveries of 92% to 93% were returned from direct cyanidation of samples ground to 75 μm. The results also showed that the recoveries were grind sensitive with maximum recoveries at a P80 grind size in the range 53 to 75 μm. An alternative processing regime of sulphide flotation (mainly pyrite), regrind of flotation concentrate followed by intensive cyanidation of flotation concentrate and flotation tailings provided gold recoveries marginally higher than direct cyanidation. At a grind size of 75 μm the optimum leach time was approximately 24 hours.

Test work completed in 2013 by the Vancouver branch of SGS used a composite sample taken from 17 drillhole intersections from 14 separate drillholes at the Cameron Project. Comminution tests indicated that:

•	rod and ball mill bond work indices are low;

•	moderate abrasion index within typical ranges for dolerite-basalt material; and

•	JK breakage parameters indicating the material is highly competent.

Gravity recoverable gold is typically around 25% with no improvement in overall recovery after gravity recovery with cyanidation of the gravity tails. Test work carried out in 2014 showed that cyanide in leach processing at a P80 of 75 μm would recover 92.5% of gold with a cyanide usage of 0.2 kg/t and lime usage of 1.2 kg/t. This result was an improvement on direct cyanidation in terms of reagent usage with a lower recovery (92.5% vs. <95% cyanidation). No processing issues or deleterious elements have been identified that could have a significant effect on potential mineral extraction in metallurgical test work completed to date.

Mineral resource estimates

The Mineral Resource estimates for the Cameron Deposit have been generated from drillhole sample assay results. The interpretations are based on an integrated 3D geological model that defines the relationships of the geological elements at the Cameron Property. The interpreted mineralization wireframes (using a nominal 0.4 g/t Au, and 0.25 g/t Au cut-off grade for low grade domains) have been used to constrain gold grade estimates. There are eight mineralization domains that are split into two global areas – ‘northern’ and ‘southern’, with the separation defined by a set of northwest (grid) striking quartz feldspar porphyry (“QFP”) dykes. The southern domain is the most strongly mineralized. The stronger mineralization is attributed to being dominantly mafic hosted with an inflection point in the Cameron Lake Shear Zone and resultant dilation zone defined by north-south striking hangingwall and footwall QFP dykes.

Block grade estimation parameters have been defined on the basis of geology, drillhole spacing and through geostatistical analysis of the data. Top-cut 1.0 metre composite samples informed the block grade estimate by ordinary kriging (“OK”) into a panel size of 5 mE by 10 mN and 5 mRL, which is considered appropriate for the distribution of sample data and the deposit type. Sub-celling of the parent cells to 0.625 mE by 2.5 mN and 1.25 mRL was enabled to ensure good volumetric correlation with the mineralization wireframes.

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The Mineral Resource estimates have been classified by the geological understanding, data spacing, block proximity to sample locations, underground development and confidence in the block model grade estimate. The Mineral Resource estimate has been reported in accordance with the Standards on Mineral Resources and Reserves of the Canadian Institute of Mining, Metallurgy and Petroleum 2014 Definition Standards.

The Mineral Resources have been reported using the constraints and cut-off grades specified in the tabulations below. The Mineral Resource is tabulated in Table A for Measured and Indicated Mineral Resources and in Table B for Inferred Mineral Resources.

Table A – Measured & Indicated Mineral Resource statement as at January 17, 2017

Mineral Resource Classification	Open-Pit Constraint	Gold cut-off (Au g/t)	Tonnes	Gold g/t	Gold (Ounces)
Measured Mineral Resource	Within US$1,350 open-pit shell	0.55	2,670,000	2.66	228,000
Indicated Mineral Resource	Within US$1,350 open-pit shell	0.55	820,000	1.74	46,000
Measured + Indicated			3,490,000	2.45	274,000
Mineral Resource Classification	Underground Constraint	Gold cut-off (Au g/t)	Tonnes	Gold g/t	Gold (Ounces)
Measured Mineral Resource	Below US$1,350 open-pit shell	2.00	690,000	3.09	69,000
Indicated Mineral Resource	Below US$1,350 open-pit shell	2.00	1,350,000	2.80	121,000
Measured + Indicated			2,040,000	2.90	190,000
TOTAL MEASURED + INDICATED			5,530,000	2.61	464,000

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Table B – Inferred Mineral Resource statement as at January 17, 2017

Mineral Resource Classification	Open-Pit Constraint	Gold cut-off (Au g/t)	Tonnes	Gold g/t	Gold (Ounces)
Inferred Mineral Resource	Within US$1,350 open-pit shell	0.55	35,000	2.45	3,000
Mineral Resource Classification	Underground Constraint	Gold cut-off (Au g/t)	Tonnes	Gold g/t	Gold (Ounces)
Inferred Mineral Resource	Below US$1,350 open-pit shell	2.00	6,500,000	2.54	530,000
TOTAL INFERRED			6,535,000	2.54	533,000

The Measured and Indicated Mineral Resources are defined in the areas of the deposit that have the highest drilling density along with underground development that has exposed and sampled the deposit on three levels of drift development.

Recent developments

On December 9, 2020, First Mining completed a transaction with Metalore pursuant to which it acquired from Metalore the East Cedartee claims which are located between the Cameron claim block (which includes the “Cameron Gold Deposit” that hosts the current Mineral Resource on the Cameron property) and the West Cedartree claim block (which includes the Dubenski and Dogpaw deposits on the Cameron property). The acquisition of the East Cedartree claims consolidates First Mining’s land holdings at Cameron into a single contiguous block and adds a further 3,200 hectares to the 49,600 hectares that First Mining already holds in the district, making a total of 52,800 hectares for the entire property. The property area for the Cameron Project is now comprised of 2,001 mining claims, 24 patents, 4 mining leases and 7 licenses of occupation.

Under the transaction, as consideration for the acquisition of the East Cedartree claims, First Mining paid Metalore $3,000,000 in cash, and issued 3,000,000 common shares of First Mining to Metalore (with such shares subject to a statutory hold period of four months plus one day from closing of the transaction). The East Cedartree claims contain an existing Mineral Resource estimate that was prepared in accordance with NI 43-101 and they encompass a highly favourable geological setting for new gold discoveries in close proximity to the existing known deposits at First Mining’s Cameron and West Cedartree properties.

On July 28, 2021, First Mining announced it entered into a Mineral Exploration Agreement with Animakee Wa Zhing #37 First Nation in relation to the Cameron Gold Project. The agreement sets forth a protocol for communication and engagement between the parties in relation to the Company’s planned activities at the Cameron Gold Project. First Mining intends to undertake exploration activities at the Cameron Gold Project and to advanced such activities in accordance with industry-standard best practices. First Mining plans to utilize existing drill and logging roads and trails where possible to minimize the environmental impact of its exploration activities. The Company is targeting regional prospects and is planning a 4,000 m diamond drill program that will consist of 36 drillholes. The 2021 regional prospects included Dubenski, Dogpaw, East Cedar Tree, Angel Hill, and Robertson, and the 2022 program will focus on potential underground exploration at the Cameron Lake Deposit.

On July 28, 2021, First Mining announced it entered into a Mineral Exploration Agreement with Animakee Wa Zhing #37 First Nation in relation to the Cameron Gold Project. The agreement sets forth a protocol for communication and engagement between the parties in relation to the Company's planned activities at the Cameron Gold Project.

First Mining intends to undertake exploration activities at the Cameron Gold Project and to advance such activities in accordance with industry-standard best practices. First Mining plans to utilize existing drill and logging roads and trails where possible to minimize the environmental impact of its exploration activities. The Company is targeting regional prospects including Dubenski, Dogpaw, East Cedar Tree, Angel Hill, and Robertson, and is planning a diamond drilling program that will consist of 36 drillholes totalling approximately 4,100 m, for which an exploration permit application has been submitted and is currently under review.

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Non-material properties

We also hold a number of non-material mineral properties in our portfolio. Some of these properties are resource-stage assets which have NI 43-101 technical reports that support resources of less than one million ounces of attributable gold. Others are grassroots exploration projects that host mineralization but have not had sufficient drilling on them to classify resources under the CIM definition standards. A brief summary of some of these properties is set out in this section.

Canada

Pickle Crow Gold Project, Ontario

We own a 30% interest in PC Gold, the joint venture company that owns the Pickle Crow Project. Our joint venture partner Auteco owns the remaining 70% of PC Gold, and is the current operator of the Pickle Crow Project. We also hold a 2% NSR on the Pickle Crow Project. For further information, see the section in this AIF entitled “Investor Information – Material contracts – Pickle Crow Earn-In Agreement”.

The Pickle Crow Project hosts an Inferred Mineral Resource of 9.4 Mt grading 4.1 g/t Au and containing 1,230,500 oz. Au. The technical report in support of these resources, entitled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada” and dated June 15, 2018, was prepared for us by Micon International Limited in accordance with NI 43-101, and is available under our SEDAR profile at www.sedar.com.

In 2020 and 2021, our joint venture partner Auteco completed an initial 45,000 m drill program at the Pickle Crow Project (the “Phase 1 Program”). On July 27, 2021, we announced the commencement by Auteco of a second phase, 50,000 m drill program at the Pickle Crow Project (the “Phase 2 Program”, and together with the Phase 1 Program, the “Auteco Program”), and we announced the drill results of the Auteco Program to date.

The Phase 1 Program was comprised of 166 diamond drillholes totalling 45,522 m and such holes focused exclusively on near mine extensions and mineralized structures outside of the current resource area at the Pickle Crow Project. Drilling under the Phase 2 Program is being carried out on both near-mine and regional targets, and as of January 15, 2022, 95 diamond drill holes totalling 42,000 m had been completed under such program. The initial focus of the Phase 2 program was on near mine discovery, extension and infill drilling, however, Auteco’s focus has now shifted to regional targeting, with three of the five currently active drill rigs testing targets outside of the current resource area. Mapping, outcrop sampling and the acquisition of detail ground magnetics was also completed by Auteco on the regional tenure outside of the current resource area.

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Recent Pickle Crow Drill Highlights

The Phase 1 and Phase 2 Programs successfully intersected extensions to known mineralized structures, in addition to the discovery of previously undefined mineralization. Drill highlights from the Auteco Program in 2021 include:

•	New, shallow high-grade gold discovery (“Cary Discovery”) with drill results including:

o	5.8 m @ 16.2 g/t gold from 112.8 m in AUDD0158 - New Structural Zone including 2.2 m @ 39.4 g/t

o	14.9 m @ 2.2 g/t gold from 28.7 m in AUDD0137 – New Structure

o	16.5 m @ 2.3 g/t gold from 160.6 m in AUDD0141 – New Structure

o	6.5 m @ 4.6 g/t gold from 86.5 m in AUDD0138 – New Structure

o	3.3 m @ 4.7 g/t gold from 54.3 m in AUDD0134 – New Structure

•	Extension of known, high-grade gold mineralization in the Shaft 3 and Shaft 1 areas with drill results including:

o	4.9 m @ 7.5 g/t gold from 483.2 m in hole AUDD0152 – New Structure – Shaft 3

o	3.3 m @ 8.0 g/t gold from 836.4 m in hole AUDD0166 – 80 m Extension Structure – Shaft 3

o	6.5 m @ 6.6 g/t gold from 838.1 m in AUDD0166W1 – New Structure – Shaft 3 including 1.8 m @ 21.2 g/t

o	4.9 m @ 4.7 g/t gold from 514.1 m in AUDD0178 including 2.1 m @ 10.4 g/t – New Structure – Shaft 3

o	1.0 m @ 14.1 g/t gold from 432.0 m in AUDD0179 – New Structure – Shaft 3

o	1.3 m @ 21.4 g/t gold from 82.1 m in hole AUDD0128 – 80 m Extension Structure – Shaft 3

o	0.6 m @ 42.9 g/t gold from 320.0 m in hole AUDD0128 – 80 m Extension Structure - Shaft 3

o	4.6 m @ 7.5 g/t gold from 183.5 m in hold AUDD0064 – 80 m Extension Structure – Shaft 1

•	Regional mapping and reconnaissance sampling yielded significant results, with outcropping veins at the Springer target returning rock chip results including:

o	145.7 g/t gold, 6.2 g/t gold, 5.7 g/t gold and 4.3 g/t gold

Notes:

•	Assaying for the Auteco Program was completed by AGAT laboratories in Thunder Bay, Ontario.
•

Prepared 30 g samples were analyzed for gold by lead fusion fire assay with an atomic absorption spectrometry finish. Samples greater than 5 g/t Au were reassayed by 50 g fire assay with gravimetric finish.

•	Reported widths are drilled core lengths; true widths are unknown at this time.
•	Cut-off grade of 1 g/t Au allowing for 1 m internal dilution.

QA/QC Procedures

The QA/QC program for the Auteco Program consists of the submission of duplicate samples and the insertion of certified reference materials (CRM), including low, medium and high-grade standards and coarse blanks, at regular intervals in the sample stream. One set of the four QA/QC sample types are inserted every 25 samples, consisting of one course duplicate, one quarter-split field duplicate, one CRM (altering between low, medium and high standards) and one blank. AGAT Laboratories, Auteco’s laboratory service provider, also undertakes its own internal QA/QC program to ensure proper sample preparation and equipment calibration.

Hope Brook Gold Project, Newfoundland

Pursuant to the Hope Brook Earn-In Agreement, Big Ridge is the current operator of the Hope Brook Project and they have a right to earn-in to an 80% interest in the project over a five-year period.

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The Hope Brook Project covers an area of 26,650 ha in Newfoundland, including six mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone.  Substantial infrastructure at the property includes a ramp to 350 m below surface with vent raise, line-power to site, commercial barge and landing craft ramp, air strip, and a strong local labour force.  The project was a former operating gold mine that produced 752,163 oz. Au from 1987 to 1997.

The Hope Brook Project hosts: (i) an Indicated Mineral Resource of 5.5 Mt grading 4.77 g/t Au and containing 844,000 oz. Au, and (ii) an Inferred Mineral Resource of 0.8 Mt grading 4.11 g/t Au and containing 110,000 oz. Au.  The resource at the project covers 1.5 km of an 8 km mineralized structure.  The technical report in support of these resources, entitled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada (effective date January 12, 2015, report date November 20, 2015), was prepared for us by Mercator Geological Services in accordance with NI 43-101 under the supervision of Michael P Cullen, and is available under our SEDAR profile at www.sedar.com.

On June 8, 2021, Big Ridge filed an updated technical report for the Hope Brook Project under their SEDAR profile at www.sedar.com.

Duquesne Gold Project, Québec

We acquired a 100% interest in the Duquesne Gold project located in the Abitibi Region of Québec (the “Duquesne Project”) through our acquisition of Clifton Star in April 2016.  The Abitibi Region of Québec is one of the most prospective and productive mineral regions in Canada with more than 100 years of continuous mining history and hosts a number of major Canadian mines.

The property, which comprises 84 contiguous mining claims, covers an area of 2,364 ha and is situated along the Destor-Porcupine Break, which boasts historical production of 192 million oz. Au.  It is approximately 30 km northwest of the city of Rouyn-Noranda, and approximately 16 km east of the town of Duparquet, so it has excellent access to infrastructure and a skilled labour pool.

The Duquesne Project hosts: (i) an Indicated Mineral Resource of 1.9 Mt grading 3.33 g/t Au and containing 199,161 oz. Au, and (ii) an Inferred Mineral Resource of 1.6 Mt grading 5.58 g/t Au and containing 280,643 oz. Au.  A technical report in support of these Mineral Resources, entitled “43-101 Technical Report Resource Estimate of the Duquesne Gold Property”, was prepared by Genivar Limited Partnership in accordance with NI 43-101 and was dated July 26, 2011 and filed on SEDAR by Clifton Star on October 28, 2011 under its SEDAR profile.  On May 25, 2016, the technical report was re-issued in First Mining’s name by WSP Canada Inc.

Pitt Gold Project, Québec

We purchased a 100% interest in the Pitt Gold project located in the Abitibi Region of Québec (the “Pitt Project”) from Brionor in April 2016.  The property, which comprises 14 contiguous mineral claims, covers an area of 492 ha.

The Pitt Project is contiguous to our Duquesne Project, and close to the Duparquet Gold Project located in the Abitibi Region of Québec (in which we hold an indirect 10% interest).  It is approximately 35 km north of the city of Rouyn-Noranda, and approximately 7 km east of the town of Duparquet, so it has excellent access to infrastructure and a skilled labour pool.

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The Pitt Project hosts an NI 43-101 Inferred Mineral Resource of 1.1 Mt grading 7.42 g/t Au and containing 257,000 oz. Au.  The technical report in support of these resources, entitled “NI 43-101 Technical Report and Review of the Preliminary Mineral Resource Estimate for the Pitt Gold Project Duparquet Township Abitibi Region, Quebec, Canada”, was prepared in accordance with NI 43-101 by Micon International Ltd., with an effective date of December 6, 2016, and was filed by us on SEDAR on January 6, 2017 under our SEDAR profile at www.sedar.com.

Duparquet Gold Project, Québec

Through our acquisition of Clifton Star in 2016, we acquired a 10% equity interest in the shares of Beattie Gold Mines Ltd. (“Beattie”), 2699681 Canada Ltd., and 2588111 Manitoba Ltd., three private companies which directly or indirectly own various mining concessions and surface rights that comprise the Duparquet Gold Project which has a large open-pittable resource, as well as underground and tailings resource, and covers an area of 1,079 ha located in the Abitibi Region of Québec which is one of the world’s most prolific gold producing regions.

The Duparquet Gold Project hosts: (i) Measured Mineral Resources of 184,700 tonnes grading 1.52 g/t Au and containing 9,006 oz. Au, (ii) Indicated Mineral Resources of 60.7 Mt grading 1.59 g/t Au and containing 3.1 million oz. Au, and (iii) Inferred Mineral Resources of 29.7 Mt grading 1.51 g/t Au and containing 1.4 million oz. Au.  A technical report (the “2014 Duparquet PFS”) for the Duparquet Gold Project entitled “Technical Report and Prefeasibility Study for the Duparquet Project” and with an effective date of March 26, 2014, was completed by InnovExplo Inc. in accordance with NI 43-101 and was filed on SEDAR by Clifton Star on May 23, 2014.  The 2014 PFS for the Duparquet Gold Project includes pre-production capital costs of $394 million, a pay-back period of 4.3 years and pre-tax NPV5% of $222 million at US$1,300 per ounce of gold.  Infrastructure includes site roads, access to electrical power 15 km away, tailings storage facility and water management solutions and ancillary site buildings.  The Duparquet Gold Project is currently comprised of four mineral properties: Beattie, Donchester, Dumico and Central Duparquet.

On February 8, 2022, we announced that we had acquired, from two individuals, an aggregate of 286,904 additional common shares of Beattie, thereby increasing our ownership interest in Beattie from 10% to 25.3% and as a result, increasing our overall ownership interest in the Duparquet Gold Project.  The purchase price payable for these additional common shares was comprised of a $1,272,824 cash payment and the issuance of 7,636,944 First Mining Shares.

As well as our interest in the Duparquet Gold Project, we also hold a 100% interest in the adjoining Central Duparquet Property, which was purchased on January 20, 2017.  This additional ground comprises 16 claims covering 339 ha, and it is included in the 2014 Duparquet PFS.

United States

Turquoise Canyon, Nevada

The Turquoise Canyon property (formerly the Bald Mountain property) located in Nevada is wholly-owned by First Mining.  The property covers an area of 1,562 hectares and is located along the Battle Mountain-Eureka Trend, 16 km south of Barrick Gold Corp.’s Cortez Mine Complex (23 Moz. au), and 9 km west of its newly discovered Gold Rush deposit (7 Moz. Au) and 1.5 km east of the Toiyabe Mine, a Carlin type gold deposit that produced 89,000 oz. of gold in the 1990s.

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Results of an airborne ZTEM survey commissioned by the Company show an antiformal structure in the underlying Roberts Mountain Thrust which will be the focus of future exploration. A gravity high and anomalous conductive/polarizable anomalies at the southwest corner of the property are high priority drill targets. Six other potential drill targets were interpreted from two induced polarization/resistivity lines run over the property.

The Company entered into an option agreement (the “Turquoise Canyon Option Agreement”) dated August 20, 2019 with Momentum Minerals Ltd. (“Momentum”) granting Momentum the right to earn a 100% interest in the Turquoise Canyon property. Pursuant to the Turquoise Canyon Option Agreement, First Mining will receive up to $500,000 in aggregate proceeds from Momentum as follows:

•	10% of the current outstanding common shares of Momentum (value to be determined at the time of issuance);

•	$25,000 cash within 30 days of signing the agreement;

•	First anniversary: $50,000 in cash or Momentum common shares;

•	Second anniversary: $150,000 in cash or Momentum common shares;

•	Third anniversary: Half of the remaining amount owing in cash or Momentum common shares; and

•	Fourth anniversary: Remaining amount owing in cash or Momentum common shares.

The annual consideration payments of cash or Momentum common shares will be at Momentum’s election. Beginning in 2020, Momentum will also be responsible for paying all annual concession tax payments with respect to the Turquoise Canyon property to the Nevada State land management authorities.

In addition to the payment terms outlined above, Momentum will be required to incur exploration expenditures on the Turquoise Canyon property totaling $750,000 over the four-year option period, incurring at least $50,000 in year one and $100,000 in year two. Upon completion of all payment and expenditure obligations, Momentum will obtain 100% ownership of Turquoise Canyon property and First Mining will retain a 2% NSR royalty. Momentum will have the right to buy back 1% of the NSR royalty for $1,000,000 up until the first anniversary of the commencement of commercial production at the Turquoise Canyon property.

Royalty portfolio

Through recent transactions, we have created the following portfolio of twenty NSR gold royalties on certain of our mineral properties and property interests. We are currently evaluating potential strategic opportunities to enhance and optimize the value of our royalty portfolio.

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Property Subject to Royalty	NSR Percentage	Key Terms
Pickle Crow (Ontario, Canada)	2.0%	1.0% buy-back for US$2.5 million
Hope Brook (Newfoundland, Canada) (1)	1.5%	0.5% buy-back for $2.0 million
Goldlund (Ontario, Canada)	1.5%	0.5% buy-back for $5.0 million
11 Mexican Projects (2)	1.0%	1.0% buy-back for US$1.0 million on each project
Turquoise Canyon (Nevada, USA)	2.0%	1.0% buy-back for US$1.0 million
Joutel, Québec	1.0%	No buy-back option
Morris, Québec	1.0%	No buy-back option
Ronguen (Burkina Faso)	1.0%	1.0% buy-back for US$1.0 million
Pompoi (Burkina Faso)	1.5%	1.5% buy-back for $1.5 million
Lac Virot Iron Ore (Labrador, Canada)	2.0%	1.0% buy-back for $1.0 million

Note:

(1)

This NSR in respect of Hope Brook is not yet in existence as of the date of this AIF, and will only be granted to us upon Big Ridge successfully completing its Stage 1 Earn-in pursuant to the terms of the Hope Brook Earn-In Agreement.

(2)

We have a 1.0% NSR on the following 11 gold projects in Mexico: Miranda, Apache, Socorro, San Ricardo, Los Tamales, Puertecitos and Batacosa (all located in Sonora, Mexico); Las Margaritas (located in Durango, Mexico); Geranio, Lachatao and El Roble (all located in Oaxaca, Mexico).

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Risks that can affect our business

There are risks in every business.

The nature of our business means we face many kinds of risks and hazards – some that relate to the mineral exploration industry in general, and others that apply to specific properties, operations or planned operations. These risks could have a significant impact on our business, earnings, cash flows, financial condition, results of operations or prospects.

The following section describes the risks that are most material to our business. This is not, however, a complete list of the potential risks we face – there may be others we are not aware of, or risks we believe are not material today that could become material in the future. We have in place systems and procedures appropriate for a company at our stage of development to manage these risks, to the extent possible, but there is no assurance that we will be successful in preventing the harm that any of these risks could cause.

Types of risk

•	Exploration, development, production and operational risks	p. 72

•	Financial risks	p. 77

•	Political risks	p. 81

•	Regulatory risks	p. 82

•	Environmental risks	p. 83

•	Industry risks	p. 85

•	Other risks	p. 86

Exploration, development, production and operational risks

Exploration and development risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. These risks include:

•	few properties that are explored are ultimately developed into producing mines;

•	there can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable;

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•	with all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions; and

•	mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Exploration and development of mineral properties is capital intensive and unsuccessful exploration or development programs could have a material adverse impact on our operations and financial condition.

Operational hazards and risks

Our operations will be subject to all of the hazards and risks normally encountered in the exploration and development of minerals. To the extent that we take a property to production, we will be subject to all of the hazards and risks associated with the production of minerals. These risks include:

•	unusual and unexpected geological formations;

•	rock falls;

•	seismic activity;

•

flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability;

•	environmental pollution, and consequent liability that could have a material adverse impact on our business, operations and financial performance;

•	mechanical equipment, facility performance problems and industrial accidents; and

•	periodic disruptions due to inclement or hazardous weather conditions.

Substantial expenditures

Substantial expenditures are required to establish Mineral Resources and Mineral Reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in certain cases, to develop infrastructure at any site chosen for exploration. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing mineral properties is affected by many factors including:

•	the cost of operations, which may fluctuate due to a variety of factors, including inflation;

•	variations in the grade of mineralized material mined;

•	fluctuations in metal markets; and

•	such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

The remoteness and restrictions on access of properties in which we have an interest will have an adverse effect on expenditures as a result of higher infrastructure costs. There are also physical risks to the exploration personnel working in the terrain in which our properties are located, occasionally in poor climate conditions.

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No history of mineral production

First Mining has no history of commercially producing metals from its mineral exploration properties. There can be no assurance that we will successfully establish mining operations or profitably produce gold or other precious metals on any of our properties. The development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond our control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render Mineral Reserves and deposits containing relatively lower grades of mineralization uneconomic.

While our Springpole Project is currently in development, none of our other mineral properties are currently under development or production. The future development of any properties found to be economically feasible will require applicable licenses and permits and will require the construction and operation of mines, processing plants and related infrastructure. As a result, the development of any property will be subject to all of the risks associated with establishing new mining operations and business enterprises, including, but not limited to:

•	the timing and cost of the construction of mining and processing facilities;

•	the availability and costs of skilled labour and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of those approvals and permits; and

•	the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that our activities will result in profitable mining operations or that mining operations will be established at any of our properties.

Title risks

Title to mineral properties, as well as the location of boundaries on the ground may be disputed. Moreover, additional amounts may be required to be paid to surface right owners in connection with any mineral exploration or development activities. At all properties where we have current or planned exploration activities, we believe that we have either contractual, statutory, or common law rights to make such use of the surface as is reasonably necessary in connection with those activities.

We do not have title insurance for any of our mining claims and our ability to ensure that we have obtained secure claims to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all our claims; therefore, the precise area and location of such claims may be in doubt. In addition, many of our mineral properties have had previous owners, and third parties may have valid claims (known or unknown) underlying our interests therein. Accordingly, our properties may be subject to prior unregistered liens, agreements, royalties, transfers or claims, including First Nations land claims, and title may be affected by, among other things, undetected defects. In January 2022 we became aware that the Cat Lake First Nation and certain other parties have filed a Statement of Claim against the Crown seeking an order from the Ontario Superior Court of Justice that all mineral tenure over which the Cat Lake First Nation claim exclusive aboriginal title (which includes the land where the Springpole Project is situated) be returned to them and all mining permits, leases, licenses and patents in respect of such lands be cancelled. We are continuing to monitor this claim but there is no assurance it will be resolved in the favour of the Crown. If the claim is resolved in favour of the Cat Lake First Nation this would have a material and adverse effect on our ability to operate and develop the Springpole Project. Please see the "Political Risks – Indigenous Peoples" in this AIF below for further information. In addition, we may be unable to explore our properties as permitted or to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operation.

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Mineral Reserves/Mineral Resources

The properties in which we hold an interest are currently considered to be in the early exploration stage only and do not contain a known body of commercial minerals beyond the PFS level. Mineral Resources and Mineral Reserves are, in large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the particular level of recovery will be realized.

Mineral Resources on our properties have been determined based upon assumed cut-off grades, metal prices and operating costs at the time of calculation, as set out in the applicable technical reports. Future production, if any, could differ dramatically from Mineral Resource and Mineral Reserve estimates because, among other reasons:

•	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

•	calculation errors could be made in estimating Mineral Resources and Mineral Reserves;

•	increases in operating mining costs and processing costs could adversely affect Mineral Resources and Mineral Reserves;

•	the grade of the Mineral Resources and Mineral Reserves may vary significantly from time to time and there is no assurance that any particular level of metals may be recovered from the ore; and

•	declines in the market price of the metals may render the mining of some or all of the Mineral Reserves uneconomic.

Estimated Mineral Resources may require downward revisions based on changes in metal prices, further exploration or development activity, increased production costs or actual production experience. This could materially and adversely affect estimates of the tonnage or grade of mineralization, estimated recovery rates or other important factors that influence Mineral Resource and Mineral Reserve estimates.

Any reduction in estimated Mineral Resources as a result could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges, which could have a material and adverse effect on future cash flows for the property and on our earnings, results of operations and financial condition.

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Because we do not currently have any producing properties, mineralization estimates for our properties may require adjustments or downward revisions based upon further exploration or development work or actual future production experience. In addition, the grade of mineralized material ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on- site conditions or in production scale.

Extended declines in market prices for gold or other metals may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reductions in mineralization estimates, or of the ability to extract mineralized material from our properties, could (directly or indirectly) have a material adverse effect on our results of operations or financial condition.

Capital costs, operating costs, production and economic returns

Actual capital costs, operating costs, production and economic returns with respect to our properties may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations. The capital costs required to develop or take our projects into production may be significantly higher than anticipated. To the extent that such risks impact upon any such properties, there may be a material adverse effect on results of operations on such properties which may in turn have a material adverse effect on our financial condition.

None of our mineral properties have sufficient operating history upon which we can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the mineralized material to be mined and processed;

•	anticipated recovery rates metals from the mineralized material;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for us, may differ significantly from those anticipated by our current studies and estimates due to a variety of factors, including increased inflation, the impact of the COVID-19 crisis and ongoing hostilities in the Ukraine, and there can be no assurance that our actual operating costs will not be higher than currently anticipated.

Property interests

The agreements pursuant to which we hold rights to certain of our properties provide that we must make a series of cash payments over certain time periods or make minimum exploration expenditures. If we fail to make such payments or expenditures in a timely manner, we may lose some or all of our interest in those projects.

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Availability of supplies

As with other mineral exploration companies, certain raw materials, supplies and other critical resources used in connection with our operations are obtained from a sole or limited group of suppliers. Due to an increase in activity in the global mining sector, there has been an increase in global demand for such resources. In addition, the COVID-19 outbreak has caused disruption in global supply chains and ongoing hostilities in the Ukraine may cause disruptions in global supply chains which may reduce or eliminate the availability of certain supplies, particularly those sourced from outside of Canada. Any decrease in the supplier’s inventory could cause unanticipated cost increases, an inability to obtain adequate supplies and delays in delivery times, thereby impacting operating costs, and timing of exploration and development programs.

Lack of infrastructure

The completion of the development of our development projects is subject to various requirements, including the availability and timing of acceptable arrangements for electricity or other sources of power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay the development of our exploration projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that: the development of our projects will be completed on a timely basis, if at all; any resulting operations will achieve the anticipated production volume; or the ongoing operating costs associated with the development of our projects will not be higher than anticipated.

Personnel recruitment and retention

The success of our operations and development projects depend in part on our ability to attract and retain geologists, engineers, metallurgists and other personnel with specialized skill and knowledge about the mining industry in the geographic areas in which we operate. The number of persons skilled in exploration and development of mining properties is limited and competition for such persons is intense. As our business grows, we may require additional key financial, administrative, and mining personnel as well as additional operations staff. There can be no assurance that we will be successful in attracting, training, and retaining qualified personnel as competition for persons with these skill sets increases. Due to travel restrictions as a result of the COVID-19 crisis we may be unable to source additional personnel from outside the local area, which may greatly reduce the number of potential qualified candidates for key positions. If we are unable to attract and retain sufficiently trained, skilled or experienced personnel, our business may suffer and we may experience significantly higher staff or contractor costs, which could have a material adverse effect on our operations and financial condition.

Financial risks

Substantial capital requirements

Our management team anticipates that we may make substantial capital expenditures for the exploration and development of our properties, in the future. As we are in the exploration stage with no revenue being generated from the exploration activities on our mineral properties, we have limited ability to raise the capital necessary to undertake or complete future exploration work, including drilling programs. As of the date of this AIF, financial markets have suffered significant disruption due to the COVID-19 crisis and the ongoing hostilities in the Ukraine and sanctions imposed by many nations on Russia and Belarus could cause additional disruptions, particularly if hostilities spread to other nations. There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to us and any such financing may result in substantial dilution to existing shareholders. Moreover, future activities may require us to alter our capitalization significantly. Our inability to access sufficient capital for our operations could have a material adverse effect on our financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause us to forfeit our interest in certain properties, miss certain acquisition opportunities and reduce or terminate our operations.

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History of net losses

We have received no revenue to date from activities on our properties, and there is no assurance that any of our properties will generate earnings, operate profitably or provide a return on investment in the future. We have not determined that production activity is warranted as of yet on any of our mineral properties. Even if we (alone or in conjunction with a third party) undertake development and production activities on any of our mineral properties, there is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future.

We are subject to all of the risks associated with new mining operations and business enterprises including, but not limited to:

•	the timing and cost, which can be considerable, for the further construction of mining and processing facilities;

•	the availability and costs of skilled labour, consultants, mining equipment and supplies;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of those approvals, licenses and permits; and

•	the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in mineral production often occur. Accordingly, there are no assurances that our activities will result in sustainable profitable mining operations or that we will successfully establish mining operations or profitably produce metals at any of our other properties.

Potential volatility of share price

The securities markets in Canada have in the past experienced a high level of price and volume volatility, and the market price of securities of many junior companies have experienced wide fluctuations in price. The market price of our shares may be volatile and could be subject to wide fluctuations due to a number of factors, including but not limited to: actual or anticipated fluctuations in the results of our operations; changes in estimates of our future results of operations by management or securities analysts; and general economic or industry changes. In addition, the financial markets are currently experiencing significant price and value fluctuations as a result of the COVID-19 crisis and the ongoing hostilities in the Ukraine and sanctions imposed by many nations on Russia and Belarus. Such fluctuations may have a disproportionate impact on equity securities of venture issuers which is unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally and in the mining industry specifically, may also adversely affect the market price of our shares.

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Non-Canadian investors

We are a public Canadian corporation, with our principal place of business in Canada. A majority of our directors and officers are residents of Canada and a significant portion of our assets and the assets of a majority of our directors and officers are located outside the United States. Consequently, it may be difficult for US or foreign investors to effect service of process within their local jurisdiction upon First Mining or its directors or officers or such experts who are residents of Canada, or to realize in their local jurisdiction upon judgments of local courts (including, but not limited to, judgments predicated upon civil liabilities under the United States Securities Act of 1933, as amended). Investors should not assume that Canadian courts: (i) would enforce judgments of foreign courts obtained in actions against First Mining or such directors, officers or experts (including, but not limited to, judgments predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States); or (ii) would enforce, in original actions, liabilities against First Mining or such directors, officers or experts predicated upon foreign securities laws (including, but not limited to, the US federal securities laws or any state securities or “blue sky” laws). In addition, the protections afforded by Canadian securities laws may not be available to foreign investors.

Volatility of mineral prices

Metal prices are affected by numerous factors beyond our control, such as industrial demand, inflation and expectations with respect to the rate of inflation, the strength of the US dollar and of other currencies, interest rates, forward sales by producers, production and cost levels, changes in investment trends, global and regional levels of supply and demand, metal stock levels maintained by producers, inventory carrying costs, availability, demand and costs of metal substitutes, international economic and political conditions, armed hostilities, economic sanctions, reduced demand resulting from obsolescence of technologies and processes utilizing metals and increased production due to new mine developments and improved mining and production levels. Gold prices are sometimes subject to rapid short-term changes because of speculative activities, and the market price of gold and other metals may not remain at current levels. If these prices were to decline significantly or for an extended period of time, we might be unable to continue our operations, develop our properties or fulfill our obligations under agreements with our partners or under our permits and licenses. As a result, we might lose our interest in, or be forced to sell, some of our properties. In the event of a sustained, significant drop in gold prices, we may be required to re-evaluate our assets, resulting in reduced estimates of Mineral Resources and Mineral Reserves and in material write-downs of our investment in mining properties. Furthermore, since gold prices are established in US dollars, a significant decrease in the value of the Canadian dollar relative to the US dollar coupled with stable or declining gold prices could adversely affect our results with respect to development of and eventual sale of gold.

Global financial conditions

Global financial conditions have, at various times in the past and may, in the future, experience extreme volatility. Many industries, including the mining industry, are impacted by volatile market conditions. Global financial conditions may be subject to sudden and rapid destabilizations in response to economic shocks or other events, such as developments concerning COVID-19, armed hostilities (such as those ongoing in the Ukraine) and economic sanctions. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and financial condition. Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, changes in laws or governments, war, terrorism, the volatility of currency exchanges, inflation or deflation, the devaluation and volatility of global stock markets, pandemics and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on terms favourable to us or at all. In such an event, our operations and financial condition could be adversely impacted.

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Public Health Crises

Our business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks. As at the date of this AIF, the global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel, quarantines, temporary business closures and a general reduction in consumer activity. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact on the Company and the economy in general continues to be uncertain. Such public health crises can result in disruptions and extreme volatility in financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk, availability of financing and inflation. The risks to the Company of such public health crises also include risks to employee health and safety and may result in a slowdown or temporary suspension of operations at some or all of our mineral properties as well as our head office. Although we have the capacity to continue certain administrative functions remotely, many other functions, including the conduct of exploration and development programs, cannot be conducted remotely and may be impacted or delayed if we experience additional limitations on employee mobility.

As of the date of this AIF, the province of Ontario, where most of our properties are located, has announced the repeal of many COVID-19 related restrictions, however there is no guarantee that any such restrictions will not be reimposed and therefore the extent to which COVID-19 may impact the Company remains uncertain and it is possible that COVID-19 could have a material adverse effect on the Company’s business, results of operations and financial condition. There can be no assurances that the Company will not be required to demobilize, or further demobilize, its personnel and contractors at any of its mineral projects due to a public health crisis, including without limitation, the ongoing COVID-19 pandemic. Any such demobilization may have an adverse impact on the Company’s ability to conduct exploration and further advance its work programs on the affect properties and on the Company’s business, financial condition or results of operations.

Dividends

To date, we have not paid any dividends on our outstanding common shares and we have no plans to declare or pay dividends in the near future. Any decision to pay dividends on our shares will be made by our Board on the basis of our earnings, financial requirements and other conditions.

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Dilution

The number of common shares we are authorized to issue is unlimited. We may, in our sole discretion, issue additional common shares from time to time, and the interests of the shareholders may be diluted thereby.

Political risks

Indigenous peoples

Various international and national laws, codes, court decisions, resolutions, conventions, guidelines, and other materials (collectively, the “Instruments”) relate to the rights of Indigenous peoples, including the First Nations and Metis of Canada. We operate in some areas presently or previously inhabited or used by Indigenous peoples including areas in Canada over which Indigenous peoples have established or asserted Aboriginal treaty rights, Aboriginal title, or Aboriginal rights. Many of these rights or titles impose obligations on governments and private parties as they relate to the rights of Indigenous people concerning resource development. Some mandate that government consult with, and if required, accommodate Indigenous people for government actions which may affect Indigenous people, including actions to approve or grant mining rights or exploration, development or production permits. The obligations of government and private parties under the various international and national Instruments pertaining to Indigenous people continue to evolve and be defined.

Government policy and its implementation regarding Indigenous consultation (including the requirements that are imposed on the mining industry) and accommodation continue to change. In certain circumstances, Indigenous communities are entitled to be consulted prior to, and during, resource development. The consultation and accommodation process and expectations of parties (government, Indigenous communities and industry proponents) involved can vary considerably from project to project, within stages of the project life and among Indigenous communities. There can be overlapping or inconsistent Indigenous or treaty claims respecting a project. These can contribute to process uncertainty, increased costs, delay in receiving required approvals, and potentially, an inability to secure the required approvals for a project, each of which could have a material adverse effect on the Company’s business, operations, results of operations, financial condition and future prospects. In addition, the federal government has committed to introducing legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”). Some provinces and territories are also considering, or have introduced, similar legislation. It is uncertain how the federal and other governments intend to implement UNDRIP. Implementation may add additional uncertainty as to the nature and extent of Aboriginal rights or title and may also include new processes and additional consultation requirements for project development and operations, which may increase costs, increase approval timelines and impose development and operational additional obligations or restrictions.

Our current operations and current and future exploration program may be subject to a risk that one or more groups of Indigenous people may oppose the operations or development of any of our properties or on properties in which we hold a direct or indirect interest, even where we have entered into agreements with applicable Indigenous and non-Indigenous authorities. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities. Opposition by Indigenous people to our operations may require modification of or preclude development of our projects or may require us to enter into agreements with Indigenous people with respect to projects on such properties. Such agreements or restrictions on operations may have a material adverse effect on our business, financial condition and results of operations. Even where such agreements have been entered into, there can be no certainty that there will not be disagreements between the Company and groups or sub-groups of Indigenous persons which may result in project delays or have other material adverse effects on the Company. In January 2022 we became aware that the Cat Lake First Nation and certain other parties filed a Statement of Claim against the Crown seeking an order from the Ontario Superior Court of Justice that all mineral tenure over which the Cat Lake First Nation claim exclusive aboriginal title (which includes the land where the Springpole Project is situated) be returned to them and all mining permits, leases, licenses and patents in respect of such lands be cancelled. We are continuing to monitor this claim but there is no assurance it will be resolved in the favour of the Crown. If the claim is resolved in favour of the Cat Lake First Nation this would have a material and adverse effect on our ability to operate and develop the Springpole Project. In addition, even if the Cat Lake First Nation’s claim is not wholly successful, it could result in process uncertainty, increased costs, delay in receiving required approvals, and potentially, an inability to secure the required approvals for the Springpole Project.

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Regulatory risks

Government approvals

Our activities are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local First Nations populations. The costs associated with compliance with these laws and regulations can be substantial. Although we believe our activities are carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development, or cause additional expense, capital expenditures, restrictions or delays in the development of our properties. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on our business, operations and financial performance. Further, the mining licenses and permits issued in respect of our projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of our investments in such projects may decline.

Mineral claims, licenses and permitting

Our mineral claims, licenses and permits are subject to periodic renewal and may only be renewed a limited number of times for a limited period of time. While we anticipate that renewals will be given as and when sought, there is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith. Our business objectives may also be impeded by the costs of holding and/or renewing the mineral claims, licenses and permits. In addition, the duration and success of efforts to obtain and renew mineral claims, licenses and permits are contingent upon many variables not within our control.

Our current and anticipated future operations, including further exploration, development activities and commencement of production on our properties, require licenses and permits from various governmental authorities. Our business requires many environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew. In connection with our current and future operations, we must obtain and maintain a number of permits that impose strict conditions, requirements and obligations on the Company, including those relating to various environmental and health and safety matters. To obtain, maintain and renew certain permits, we are required to conduct environmental assessments pertaining to the potential impact of our operations on the environment and to take steps to avoid or mitigate those impacts. We cannot be certain that all licenses and permits that we may require for our operations will be obtainable on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that we have obtained, could have a material adverse impact on First Mining.

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On August 28, 2019, the Impact Assessment Act came into force and replaced the Canadian Environmental Assessment Act, thereby establishing a new environmental assessment process. It is uncertain how the new assessment process adopted by the federal government will result in a more efficient approval process. The Impact Assessment Act broadens the assessment factors to include health, economy, social, gender, and sustainability considerations. The lack of regulatory certainty is likely to have an influence on investment decisions for major projects. Even when projects are approved on a federal level, such projects often face further delays due to interference by provincial and municipal governments, as well as court challenges related to issues such as Indigenous rights, the government’s duty to consult and accommodate Indigenous peoples and the sufficiency of the relevant environmental review processes. Such political and legal opposition creates further uncertainty.

Anti-bribery legislation

Our activities are subject to a number of laws that prohibit various forms of corruption, including domestic laws, that prohibit both commercial and official bribery and anti-bribery laws that have a global reach such as the Corruption of Foreign Public Officials Act. The increasing number and severity of enforcement actions in recent years present particular risks with respect to our business activities, to the degree that any employee or other person acting on our behalf might offer, authorize, or make an improper payment to a government official, party official, candidate for political office, or political party, an employee of a state-owned or state-controlled enterprise, or an employee of a public international organization.

Transparency in the extractive industry

The Extractive Sector Transparency Measures Act (Canada) (“ESTMA”) requires that, as a Canadian publicly listed corporation, we report annually on payments of $100,000 or more made to any level of government in Canada or abroad related to a single project. The reporting applies to taxes, licences, fees, royalties, production entitlements, bonuses, dividends, fines and infrastructure payments. The Company is currently up to date on its filings under ESTMA. If the Company becomes subject to an enforcement action or is otherwise in violation of ESTMA, this may result in significant penalties, fines and/or sanctions which may have a material adverse effect on the Company’s financial position and reputation. Our reports under ESTMA are publicly available on the Department of Natural Resources website (www.nrcan.gc.ca).

Environmental risks

Environmental laws and regulations

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions, conditions and prohibitions on, amongst other things, spills, releases or emissions of various substances produced in association with mining operations and development. The legislation also requires that mines and exploration sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities and may require the deposit of adequate reclamation and remediation security. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. Companies engaged in exploration and development of mineral properties may from time to time experience increased costs and delays in exploration and production as a result of the need to comply with applicable laws, regulations and permits. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

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We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities. We cannot give any assurance that, notwithstanding our precautions and limited history of activities, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not result in additional costs or curtailment of planned activities and investments, which could have a material and adverse effect on our future cash flows, earnings, results of operations and financial condition. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Companies engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws even where there has been no intentional wrong-doing.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or any future production costs or require abandonment or delays in the development of new mining properties.

Compliance with emerging climate change regulations

Climate change is an international concern and poses risks to issuers of both direct and indirect effects of physical climate changes and government policy including climate change legislation and treaties. Both types of risks could result in increased costs, and therefore decreased profitability of our operations. Governments at all levels may be moving towards enacting legislation to address climate change concerns, such as requirements to reduce emission levels and increase energy efficiency, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. Where legislation has already been enacted, such regulations may become more stringent, which may result in increased costs of compliance. There is no assurance that compliance with such regulations will not have an adverse effect on our results of operations and financial condition. Furthermore, given the evolving nature of the debate related to climate change and resulting requirements, it is not possible to predict the impact on our results of operations and financial condition.

Climate change may result in a number of physical impacts on our business, including an increasing frequency of extreme weather events (such as increased periods of snow and increased frequency and intensity of storms), water shortages and extreme temperatures, which have the potential to disrupt our exploration and development plans and may have other impacts on our business, including transportation difficulties and supply disruptions. Our emergency plans for managing extreme weather conditions may not be sufficient and extended disruptions could have adverse effects on our results of operations and financial condition.

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Industry risks

Speculative nature of mineral development activities

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, may, for a variety of factors not be economic to produce.

The marketability of minerals acquired or discovered by us may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as:

•	market fluctuations;

•	the proximity and capacity of milling facilities;

•	mineral markets;

•	processing equipment; and

•	government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Estimates of Mineral Resources, Mineral Reserves, mineral deposits and production costs can also be affected by such factors as:

•	environmental permitting regulations and requirements;

•	weather;

•	environmental factors;

•	unforeseen technical difficulties;

•	unusual or unexpected geological formations; and

•	work interruptions.

In addition, the grade of mineralized material ultimately mined may differ from that indicated by drilling results.

Short term factors relating to mineral properties, such as the need for orderly development of mineralized bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in Mineral Reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Our mineral properties are all in the exploration stage only and are without known bodies of commercial mineralized material. Few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish Mineral Reserves, develop metallurgical processes and construct mining and processing facilities at a particular site. There is no assurance that our mineral exploration activities will result in any discoveries of new commercial bodies of mineralized material. There are no reassurances that commercial production activities will commence on any of our properties.

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Competition

The mining industry is highly competitive. We compete with companies for the acquisition, exploration and development of gold and other precious and base metals, and for capital to finance such activities, and such companies may have similar or greater financial, technical and personnel resources available to them.

Other risks

Reliance on key employees

We manage our business with a number of key personnel, including key contractors, the temporary or permanent loss or unavailability (including as a result of exposure to or quarantine as a result of COVID-19) of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors. In assessing the risk of an investment in our shares, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of our management team and board of directors. We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on us. We do not maintain “key person” insurance policies in respect of our key personnel.

Conflicts of interest

Certain directors and officers will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (including mineral companies) and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest from time to time. In addition, Keith Neumeyer, a director of the Company, is the Chief Executive Officer of First Majestic Silver Corp. and accordingly many be considered to have a conflict of interest with respect to First Majestic and the Springpole Stream Agreement. The BCBCA provides that if a director or senior officer has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director or senior officer must disclose their interest in such contract or agreement and must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA and in accordance with our Code of Business Conduct and Ethics. As a result of a conflict of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

Uninsured risks

Our business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to our properties, personal injury or death, delays in program development, monetary losses and possible legal liability.

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Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage our interests, even when those efforts are successful, people are fallible and human error and mistakes could result in significant uninsured losses to us. These could include, but are not limited to, loss or forfeiture of mineral claims or other assets for non‐payment of fees or taxes, erroneous or incomplete filings or non‐fulfillment of other obligations, significant tax liabilities in connection with any tax planning effort we might undertake or mistakes in interpretation and implementation of tax laws and practices, and legal claims for errors or mistakes by our personnel.

Although we maintain insurance to protect against certain risks in amounts that we consider reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against certain risks, such as environmental pollution or other hazards as a result of exploration and production, is not generally available to us or to other mineral exploration companies on acceptable terms. We may also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance, results of operations and business outlook.

Litigation and regulatory proceedings

We may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with our operations, or investigations relating thereto. While we are presently unable to quantify any potential liability under any of the above heads of damage, such liability may be material to us and may materially adversely affect our ability to continue operations. In addition, we may be subject to actions or related investigations by governmental or regulatory authorities in connection with our business activities, including, but not limited to, current and historic activities at our mineral properties. Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of our licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of our operations. Our current insurance coverage may not be adequate to cover any or all the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above.

Future Acquisitions and Dispositions

As part of our business strategy, we have sought and may continue to seek new mining and exploration opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into us. Ultimately, any acquisitions would be accompanied by risks, which could include:

•	a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio;

•	a material ore body could prove to be below expectations;

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•	difficulty in integrating and assimilating the operations and workforce of any acquired companies;

•	realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise;

•	the bankruptcy of parties with whom we have arrangements;

•	maintaining uniform standards, policies and controls across the organization;

•	disruption of our ongoing business and its relationships with employees, suppliers, contractors and other stakeholders as we integrate the acquired business or assets;

•	the acquired business or assets may have unknown liabilities which may be significant;

•	delays as a result of regulatory approvals; and

•	exposure to litigation (including actions commenced by shareholders) in connection with the transaction.

Any material issues that we encounter in connection with an acquisition could have a material adverse effect on our business, results of operations and financial position.

Joint ventures

Our business plan anticipates that we may retain interest in properties which we have transferred in whole or in part to other parties who may choose to establish mining operations, and that interest may be in the form of a joint venture or earn-in arrangement, such as the Pickle Crow Earn-In Agreement entered into in relation to the Pickle Crow Project. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on our profitability or the viability of our interests that may be held through joint venture arrangements, including the Pickle Crow Project, which could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition:

•	disagreements with joint venture partners on how to develop and operate mines efficiently;

•	inability to exert influence over certain strategic decisions made in respect of joint venture properties;

•	inability of joint venture partners to meet their obligations to the joint venture or third parties; and

•	litigation between joint venture partners regarding joint venture matters.

We are not to be the operator of the Pickle Crow Project and therefore the success of any operations will be dependent on our joint venture partner (who will act as operator). We are subject to the decisions made by the operator in the operation of the Pickle Crow Project and we will have to rely on the operator for accurate information about the project. Failure by the operator to prudently manage the operations of the Pickle Crow Project could have a material adverse effect on our business, results of operations and financial position. In addition, in the future, we may become responsible for funding our pro rata share of expenditures at the Pickle Crow Project, in the event we do not fund these expenditures, our interest in the Pickle Crow Project will be diluted which could have a material adverse effect on our business, results of operations and financial position.

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Future Sales of Shares

Sales of a substantial number of our shares in the public market could occur at any time following, or in connection with, the completion of any offering. These sales, or the market perception that the holders of a large number of our shareholders intend to sell our shares, could reduce the market price of our shares. A decline in the market price of the shares could impair our ability to raise additional capital through the sale of securities should we desire to do so.

The issuance of shares to shareholders whose investment profile may not be consistent with our business may lead to significant sales of our shares or a perception that such sales may occur, either of which could have a material adverse effect on the market for and market price of our shares. We are unable to predict the effect that sales may have on the then prevailing market price of our shares.

Reputation Loss

Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our financial performance, financial condition and growth prospects. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to our handling of environmental matters or our dealings with community groups), whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to us and our activities, whether true or not. We do not ultimately have direct control over how we are perceived by others and reputational loss could have a material adverse impact on our financial performance, financial condition and growth prospects.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities of several other mineral property related companies.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States, and the Company incurs expenses in Canadian dollars and US dollars. A significant change in the currency exchange rates between the Canadian and US currencies could have an effect on the Company’s results of operations, financial position or cash flows.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Accordingly, the Company’s interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions.

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Commodity Price Risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The changes in commodity prices could have a material adverse effect on the business, operations and financial condition of the Company.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company seeks to manage credit risk with respect to its cash and cash equivalents by holding its cash and cash equivalents through high credit quality major Canadian financial institutions as determined by rating agencies.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to endeavour to ensure that there is sufficient capital on hand to meet ongoing obligations.

Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates of ensure that there is sufficient capital on hand to meet ongoing obligations.

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Financing Risks

The Company has finite financial resources, has no current source of operating cash flow and has no assurance that additional funding will be available to it for its future activities, including exploration or development of mineral projects. Such further activities may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Global financial markets, and the economy in general, are continuing to experience extreme volatility which may impact our ability to obtain financing. Failure to obtain additional financing could result in delay or indefinite postponement of exploration and development of the Company’s existing mineral projects and could result in the loss of one or more of its properties.

Legal proceedings

There are no material legal proceedings which we are or were a party to or to which our properties are or were subject, either during the financial year ended December 31, 2021 or as of the date of this AIF, nor are we aware that any material proceedings are contemplated.

During the financial year ended December 31, 2021, and as of the date of this AIF, we have not had any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or by a court or regulatory body. We have also never been involved in a settlement agreement before a court relating to securities legislation or with a securities regulatory authority.

Information Security

We have become increasingly dependent upon the development and maintenance of information technology systems that support the general operation of our business. Exposure of our information technology infrastructure to external threats poses a risk to the security of these systems. Such cyber security threats include unauthorized access to information technology systems due to hacking, viruses and other deliberate or inadvertent causes that can result in service disruptions, system failures and the disclosure of confidential business information. Any such information security risks may be increased given the increased remote access to our information and technology systems caused by the COVID-19 pandemic, which may continue on a go forward basis.

The Company applies risk management controls in line with industry accepted standards to protect our information assets and systems; however, these controls may not adequately protect against cyber security breaches. There is no assurance that we will not suffer losses associated with cyber security breaches in the future, including with respect to negative effects on our operational performance, the incurrence of regulatory penalties, reputational damage and costs required to investigate, mitigate and remediate any potential vulnerabilities.

Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although we undertake a number of procedures in order to help ensure the reliability of our financial reports, including those imposed on us under Canadian and United States securities laws, we cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company's results of operations or cause it to fail to meet its reporting obligations. If the Company or its independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Company’s financial statements and reduce the trading price of the common shares.

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Investor information

Share capital

Our authorized share capital consists of:

•	an unlimited number of common shares; and

•	an unlimited number of preferred shares, issuable in series.

Common shares

We can issue an unlimited number of common shares with no nominal or par value. As of December 31, 2021 we had 700,200,059 common shares outstanding and as of the date of this AIF we had 711,318,758 common shares outstanding. All of our outstanding common shares are fully paid and non-assessable.

The following is a summary of the principal attributes of our common shares:

Voting rights

Holders of our common shares are entitled to vote on all matters that are to be voted on at any shareholder meeting, other than meetings that are only for holders of another class or series of shares. Each common share you own represents one vote. There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.

Dividends

Holders of our common shares are entitled to share pro rata in any profits of First Mining to the extent that such profits are distributed either through the declaration of dividends by our Board or otherwise distributed to shareholders. There are no indentures or agreements limiting the payment of dividends. The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future.

Rights on dissolution

In the event of the liquidation, dissolution or winding up of First Mining, the holders of our common shares will be entitled to receive, on a pro rata basis, all of our assets remaining after payment of all of our liabilities.

Pre-emptive, conversion and other rights

Holders of our common shares have no pre-emptive, redemption, purchase or conversion rights attaching to their shares, and our common shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of our common shares. There are no provisions discriminating against any existing or prospective holder of our common shares as a result of such shareholder owning a substantial number of common shares. In addition, non-residents of Canada who hold our common shares have the same rights as shareholders who are residents of Canada.

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Preferred shares

We can issue an unlimited number of preferred shares with no nominal or par value. As of the date of this AIF, we did not have any preferred shares outstanding.

The preferred shares are issuable in series. The preferred shares of each series rank in parity with the preferred shares of every other series with respect to dividends and return of capital and are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of First Mining.

Our Board of Directors is empowered to fix the number of shares and the rights to be attached to the preferred shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to our articles of incorporation and to applicable law, the preferred shares as a class are not entitled to receive notice of or attend or vote at meetings of the Company’s shareholders.

Security-based compensation and convertible securities

Security-based compensation

Our shareholders most recently approved the Company’s existing share-based compensation plan (the “Share-Based Compensation Plan”) on June 25, 2019. The maximum number of common shares issuable under the Share-Based Compensation Plan, together with the number of common shares issuable under any other security-based compensation arrangement of the Company, shall not in the aggregate exceed 10% of our issued and outstanding common shares.

The Share-Based Compensation Plan allows for the issuance of up to 10% of our issued and outstanding common shares as incentive share options (“Options”), bonus shares, restricted share units, performance share units and deferred share units to our directors, officers, employees and consultants.

For a full description of the Share-Based Compensation Plan, see the appendix entitled “Material Terms of Share-Based Compensation Plan” in our management information circular dated May 18, 2021, a copy of which can be found under our SEDAR profile at www.sedar.com.

As of December 31, 2021 there were 45,140,000 Options outstanding, with exercise prices ranging from $0.25 to $0.95 and expiry dates ranging from February 10, 2022 to November 19, 2026. As of the date of this AIF there were 59,575,000 Options outstanding, with exercise prices ranging from $0.25 to $0.60 and expiry dates ranging from January 15, 2023 to February 13, 2027.

As of December 31, 2021 and as of the date of this AIF, there were 1,550,000 restricted share units (“RSUs”) and 2,290,000 RSUs outstanding, respectively.

As of December 31, 2021 and as of the date of this AIF, there were 303,000 deferred share units (“DSUs”) and 659,000 DSUs outstanding, respectively.

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As of December 31, 2021 and as of the date of this AIF, there were 91,892,620 share purchase warrants outstanding to acquire common shares of First Mining at exercise prices ranging from $0.309 to $0.654, and with expiry dates ranging from May 16, 2022 to July 2, 2025.

Escrowed securities

No common shares of First Mining were held in escrow or subject to a contractual restriction on transfer as at December 31, 2021 or as of the date of this AIF.

Material contracts

With the exception of contracts made in the ordinary course of business, as of the date of this AIF, we have no material contracts other than the following:

Hope Brook Earn-In Agreement

On April 5, 2021, we entered into the Hope Brook Earn-In Agreement with Big Ridge pursuant to which Big Ridge may earn up to an 80% interest in the Hope Brook Project through a two-stage earn-in over five years. As upfront consideration, we received $500,000 cash and 11,500,000 common shares of Big Ridge (“Big Ridge Shares”) upon closing in June 2021.

The key terms of the Hope Brook Earn-In Agreement are as follows:

Stage 1 Earn-In (51% earn-in)

Up Until June 8, 2024 (the third anniversary of the closing date), Big Ridge can acquire a 51% interest in the Hope Brook Project and form a joint venture with First Mining by:

•	incurring $10 million in qualifying expenditures on the Hope Brook Project;

•	issuing an additional 15 million Big Ridge Shares to First Mining; and

•	granting to First Mining a 1.5% NSR royalty on the Hope Brook Project (Big Ridge can buy-back 0.5% of the NSR royalty for $2 million).

Stage 2 Earn-In (additional 29% to earn-in to 80%)

Following completion of the Stage 1 Earn-In and up until June 8, 2026 (the fifth anniversary of the closing date), Big Ridge can increase its ownership interest in Hope Brook to 80% by:

•	incurring an additional $10 million in qualifying expenditures on the Hope Brook Project; and

•

issuing to First Mining the lesser of: (i) 10 million Big Ridge Shares; and (ii) such number of Big Ridge Shares that would result in First Mining owning 19.9% of the issued and outstanding Big Ridge Shares (post-issuance).

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Additional Terms

•	For so long as we own at least 10% of the issued and outstanding Big Ridge Shares:

(i)	we are entitled to have one nominee elected or appointed to Big Ridge’s board of directors;

(ii)	we have the right to participate in any equity financings undertaken by Big Ridge so as to maintain our percentage ownership of Big Ridge; and

(iii)

we have agreed to certain resale restrictions on any Big Ridges Shares issued to us under the Hope Brook Agreement pursuant to which we are required to first notify Big Ridge of our intent to sell, after which Big Ridge shall have ten business days to arrange the sale of the Big Ridge Shares that we wish to sell as a block to one purchaser (if they cannot arrange this within that time period, we will have 60 days within which to sell in pre-arranged blocks of any size and at any price; for on-market sales, we have agreed to limit daily sales to 10% of the 10-day trailing average of Canadian consolidated trading volumes for Big Ridge Shares).

•

We are free carried until Big Rudge announces the results of a feasibility study for the Hope Brook Project, after which we will be responsible for our pro rata share of expenditures in accordance with the percentage of our joint venture interest at that time.

•	Upon the commencement of commercial production at the Hope Brook Project, Big Ridge will pay us $2 million cash.

•

The joint venture entity that is formed will be required to pay us a royalty of US$1 per tonne of aggregate material sold from the Hope Brook Project pursuant to the terms of a royalty agreement, the form of which was agreed to with Big Ridge at closing and that will be entered into between us and the joint venture entity prior to the sale of any aggregate material from the Hope Brook Project.

•

Big Ridge has a right of first refusal with respect to any retained project interest that First Mining wishes to sell, and a “tag-along” right for First Mining in the event Big Ridge wishes to sell its interest in the Hope Brook Project to a third party (this right does not apply in the context of a merger, takeover bid, amalgamation or any other change of control transaction of Big Ridge)

Pickle Crow Earn-In Agreement

On March 12, 2020, we entered into the Pickle Crow Earn-In Agreement with Auteco pursuant to which Auteco may earn up to an 80% interest in PC Gold, a wholly-owned subsidiary of First Mining that owns the Pickle Crow Project. As of December 31, 2021 and as of the date of this AIF, Auteco had satisfied the Stage 1 and Stage 2 earn-in conditions and has accordingly acquired a 70% interest in PC Gold. During the term of the Pickle Crow Earn-In Agreement, Auteco will be the operator of the Pickle Crow Project and will be responsible for all project expenditures.

As upfront consideration, we received $50,000 cash in January 2020 (as consideration for entering into a term sheet as a precursor to the definitive agreement), and we received $50,000 in cash concurrently with the execution of the Pickle Crow Earn-In Agreement. In addition, First Mining received 25,000,000 shares of Auteco (“Auteco Shares”) in connection with the execution of the Pickle Crow Earn-In Agreement.

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The key terms of the Pickle Crow Earn-In Agreement are as follows:

Stage 1 Earn-In (51% earn-in)

Three-year initial earn-in period for Auteco to acquire a 51% interest in PC Gold (and thereby a 51% interest in the Pickle Crow Project) by:

•	incurring $5 million of exploration and environmental expenditures on the Pickle Crow Project, of which $750,000 in exploration expenditures must be incurred within the first 12 months; and

•	issuing an additional 100,000,000 Auteco Shares to First Mining (the “Stage 1 Earn-In Shares”).

Auteco satisfied the Stage 1 earn-in conditions on June 4, 2021.

Stage 2 Earn-In (additional 19% to earn-in to 70%)

Upon completion of the Stage 1 Earn-In, Auteco had a two-year follow-on period to acquire an additional 19% interest in PC Gold (and thereby an additional 19% interest in the Pickle Crow Project), by:

•	incurring a further $5 million of exploration expenditures on the Pickle Crow Project;

•	paying First Mining $1 million in cash payment within 90 days of incurring the above-mentioned additional exploration expenditures; and

•	granting First Mining a 2% NSR royalty on the Pickle Crow Project (1% of which can be bought back by Auteco for US$2.5 million).

Auteco satisfied the Stage 2 earn-in conditions on August 26, 2021.

Buy-In (additional 10% to earn-in to 80%)

With the Stage 2 Earn-In having been completed, Auteco now has an option to acquire an additional 10% of PC Gold (and thereby an additional 10% interest in the Pickle Crow Project), exercisable at any time after completion of the Stage 2 Earn-In, by paying First Mining $3 million in cash (the “Buy-In”).  In the event Auteco provides notice that it does not wish to proceed with the Buy-in, the Pickle Crow Earn-In Agreement will terminate and Auteco will retain its 70% interest in the property.

Joint Venture Shareholders Agreement

The Pickle Crow Earn-In Agreement provides that upon completion of the Stage 1 Earn-in, First Mining and Auteco (through a wholly-owned subsidiary) will execute a joint venture shareholders’ agreement with respect to PC Gold (at which point PC Gold will become a joint venture company). First Mining and Auteco entered into a joint venture shareholders’ agreement (the “Joint Venture Shareholders Agreement”) with respect to PC Gold on June 4, 2021.

In accordance with the terms of the Pickle Crow Earn-In Agreement, the Joint Venture Shareholders Agreement provides that, until the Pickle Crow Earn-In Agreement is terminated or a decision to mine is made, Auteco will fund all exploration expenditures. Following this, each of First Mining and Auteco must fund expenditures pro rata in accordance with their respective interests or be diluted pursuant to a customary dilution formula. If a party’s interest is diluted below 5%, the other party will have the right to acquire such party’s interest at the fair market value (as determined in accordance with the Joint Venture Shareholders Agreement).

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Currently First Mining is entitled to nominate two directors to the five-person board of PC Gold. The Joint Venture Shareholders Agreement provides that certain decisions must be made by shareholders with different approval thresholds (80%, 85% and unanimous respectively) for different matters.

The Joint Venture Shareholders Agreement also contains customary provisions, such as restrictions on the transfer of the interest of a party, a right of first refusal in favour of each party and tag-along and drag-along provisions.

A copy of the Pickle Crow Earn-In Agreement (which includes the Joint Venture Shareholders Agreement as a schedule) is available under our SEDAR profile at www.sedar.com.

Silver Stream Agreement

On June 10, 2020, First Mining and its wholly-owned subsidiary, Gold Canyon, entered into the Silver Stream Agreement with First Majestic pursuant to which First Majestic agreed to purchase 50% of the payable silver produced from Springpole for the life of the project.

The key terms of the Silver Stream Agreement are as follows:

Consideration Details

•

In return for its share of payable silver produced from the Springpole Project once production has commenced, First Majestic will make ongoing cash payments to First Mining equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery, subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to annual inflation escalation of 2%, commencing at the start of the third year of commercial production at Springpole.

•

First Majestic agreed to pay US$10,000,000 to First Mining upon closing of transaction, with US$2,500,000 of this amount payable in cash, and the remaining US$7,500,000 payable in First Majestic Shares based on the volume-weighted average trading price (“VWAP”) of the First Majestic Shares on the TSX for the 20 trading days up to the day immediately prior to the closing date. These cash and share payments were made to First Mining when the Silver Stream transaction closed on June 10, 2020.

•

First Majestic agreed to pay First Mining an additional US$7,500,000 within five business days of a public announcement by First Mining of the completion of a positive PFS for Springpole, with US$3,750,000 of this amount payable in cash, and the remaining US$3,750,000 payable in First Majestic Shares (based on the 20-day VWAP of First Majestic Shares as of the date of First Mining’s public announcement). These cash and share payments were made to First Mining five business days after the Company’s news release in January 2021 announcing the positive results of a PFS for the Springpole Project.

•

First Majestic will pay a final amount of US$5,000,000 to First Mining upon the Company receiving approval of either a federal or provincial Environmental Assessment for Springpole, with US$2,500,000 million of this amount payable in cash, and the remaining US$2,500,000 million payable in First Majestic Shares (based on the 20-day VWAP of First Majestic Shares as of the date of such approval).

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Other Transaction Terms

•

First Mining agreed to issue 30 million Warrants to First Majestic on the closing date of the Silver Stream Transaction, with each Warrant entitling First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years. These warrants were issued to First Majestic when the Silver Stream transaction closed on June 10, 2020. The Treasury Metals Distribution resulted in the adjustment provisions for these Warrants being triggered, and as a result, the exercise price of these Warrants was reduced to $0.374 and an additional 2,050,228 Warrants with a $0.374 exercise price were issued to First Majestic. As a result, First Majestic now holds a total of 32,050,228 Warrants at an exercise price of $0.374 which expire on July 2, 2025.

•	We have the right to repurchase 50% of the Silver Stream by paying US$22,500,000 to First Majestic at any time prior to the commencement of commercial production at Springpole.

•	We have granted a right of first refusal to First Majestic with respect to any future silver stream financings for Springpole.

•

First Mining and First Majestic agreed to form a three-member technical committee (the “Technical Committee”) comprised of two members from First Mining and one member from First Majestic. The Technical Committee will advise First Mining on metallurgical testing, process flow sheet development and through the completion of the PFS and Feasibility studies for Springpole. This Technical Committee was established following the closing of the Silver Stream transaction on June 10, 2020.

Market for our securities

Our common shares are listed and traded on the TSX under the symbol “FF”, on the OTC-QX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

We have a registrar and transfer agent for our common shares:

Computershare Investor Services Inc.

510 Burrard Street, 2nd Floor

Vancouver, British Columbia V6C 3B9.

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Prior sales

During our most recently completed financial year we issued the following securities which are not listed or quoted on a marketplace:

Warrants

Date of Issuance	Number of Warrants Issued	Exercise Price ($)	Expiry Date
July 21, 2021	2,050,228 (1)	0.374	July 2, 2025
July 29, 2021	50,000 (2)	0.421	July 14, 2023
TOTAL	2,100,228

Notes:

(1)

The Treasury Metals Distribution resulted in the adjustment provisions for the 30 million Warrants that were issued to First Majestic under the Silver Stream Agreement being triggered, and as a result, the exercise price of these Warrants was reduced to $0.374 and an additional 2,050,228 Warrants with a $0.374 exercise price were issued to First Majestic, which are shown in the above table.

(2)	Issued to an individual warrant holder pursuant to the terms of an agreement between First Mining and the warrant holder.

Stock Options

Date of Issuance	Number of Stock Options Issued	Exercise Price ($)	Expiry Date
February 2, 2021	8,615,000 (1)	0.435	February 2, 2026
April 14, 2021	500,000 (2)	0.365	April 14, 2026
May 19, 2021	250,000 (2)	0.370	May 19, 2026
June 8, 2021	400,000 (2)	0.370	June 8, 2026
June 17, 2021	300,000 (3)	0.380	June 17, 2026
July 29, 2021	250,000 (2)	0.390	July 29, 2026
August 23, 2021	200,000 (4)	0.345	August 23, 2026
September 13, 2021	250,000 (3)	0.335	September 13, 2026
October 25, 2021	600,000 (2)	0.315	October 25, 2026
November 19, 2021	300,000 (5)	0.335	November 19, 2026
TOTAL	11,665,000

Notes:

(1)	Issued to directors, officers, employees and consultants of First Mining.
(2)	Issued to a new employee of First Mining.
(3)	Issued to an officer of First Mining.
(4)	Issued to a consultant of First Mining.
(5)	Issued to two employees of First Mining.

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Restricted Share Units

Date of Issuance	Number of Restricted Share Units Issued
February 2, 2021	1,550,000 (1)
TOTAL	1,550,000

Notes:

(1)	Issued to officers of First Mining.

Deferred Share Units

Date of Issuance	Number of Deferred Share Units Issued
February 2, 2021	40,000 (1)
June 17, 2021	263,000 (2)
TOTAL	303,000

Notes:

(1)	Issued to a director of First Mining.
(2)	Issued to two directors of First Mining.

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Trading activity

The table below shows the high and low closing prices and trading volumes of our common shares on the TSX for each month of our most recently completed financial year.

2021	High ($)	Low ($)	Volume
January	0.460	0.385	20,213,238
February	0.470	0.375	23,865,867
March	0.390	0.345	12,749,463
April	0.375	0.335	10,688,432
May	0.400	0.345	9,877,647
June	0.475	0.370	31,180,407
July	0.485	0.370	18,474,006
August	0.385	0.330	8,315,679
September	0.350	0.295	10,029,303
October	0.320	0.280	6,526,596
November	0.345	0.290	13,043,116
December	0.330	0.285	11,315,478
TOTAL			176,279,232

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Our team

Directors

All our directors are elected for a one-year term, and hold office until our next annual shareholder meeting, unless he or she resigns before that time or steps down, as required by corporate law. The information below as to principal occupation and shares beneficially owned has been furnished by the respective individuals. The directors of First Mining as of the date of this AIF are as follows:

Director	Board committees	Principal occupation or employment for past five years
Keith Neumeyer Zug, Switzerland Chairman since March 30, 2015	Audit Committee Compensation Committee (Chair) Corporate Governance & Nominating Committee

Director and Chairman of First Mining since March 30, 2015

November 2001 to present – Founder, President and Chief Executive Officer, First Majestic Silver Corp. (mining company)

December 1998 to present – Director, First Majestic Silver Corp. (mining company)

Ownership of Securities:	16,954,313 shares	3,162,500 options
	750,000 warrants	309,500 DSUs

Director	Board committees	Principal occupation or employment for past five years
Leanne Hall Ontario, Canada Director since October 30, 2020	Compensation Committee

Director of First Mining since October 30, 2020

December 2019 to present – Chief Executive Officer of Creative Fire (100% owned Indigenous strategy, engagement, research and data analytics firm)

August 2019 to present – Vice President of Des Nedhe Development Corporation (Indigenous economic development corporation)

February 2016 to August 2019 – Partner and National Leader of Indigenous practice group at Deloitte Canada (professional services firm)

Ownership of Securities:	NIL shares	1,000,000 options
	NIL warrants	40,000 DSUs

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Director	Board committees	Principal occupation or employment for past five years
Richard Lock Utah, U.S.A. Director since April 1, 2020	Audit Committee Corporate Governance & Nominating Committee (Chair)

Director of First Mining since April 1, 2020

January 2020 to present – Senior Vice President and Project Director (NorthMet Project) of Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (mining company)

March 2019 to October 2019 – Construction Director of the Peschanka open pit copper mine owned by KAZ Minerals Projects BV (mining company)

September 2018 to December 2019 – Senior Vice President of Arizona Mining Inc. (mining company)

February 2016 to September 2017 – Project Director of Yara International’s Dallol project

Ownership of Securities:	184,999 shares	1,075,000 options
	NIL warrants	NIL DSUs

Director	Board committees	Principal occupation or employment for past five years
Raymond L. Polman, CPA, CA British Columbia, Canada Director since March 30, 2015	Audit Committee (Chair) Compensation Committee Corporate Governance & Nominating Committee	Director of First Mining since March 30, 2015 February 2007 to December 2021 – Chief Financial Officer of First Majestic Silver Corp. (mining company)

Ownership of Securities:	500,333 shares	2,562,500 options
	NIL warrants	309,500 DSUs

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Director	Board committees	Principal occupation or employment for past five years
Daniel W. Wilton British Columbia, Canada Director since January 7, 2019	None

Chief Executive Officer and a Director of First Mining since January 7, 2019

August 2020 to present – Director of Treasury Metals Inc. (mining company)

December 2018 to present – Director of South Star Mining Corp. (mining company)

September 2021 to present – Director of Providence Living (non-profit residential care provider)

September 2010 to June 2021 – Director of Providence Health Care (non-profit health care provider)

February 2013 to April 2018 – Partner of Pacific Road Capital Management Pty Ltd. (global private equity investment firm)

Ownership of Securities:	5,350,000 shares	6,750,000 options
	2,000,000 warrants	950,000 RSUs

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Officers

Our officers are appointed by our board of directors. The information below as to principal occupation and shares beneficially owned has been furnished by the respective individuals. The officers of our Company as of the date of this AIF are as follows:

Officer	Principal occupation or employment for past five years
Daniel W. Wilton Chief Executive Officer British Columbia, Canada

Chief Executive Officer and a Director of First Mining since January 7, 2019

August 2020 to present – Director of Treasury Metals Inc. (mining company)

December 2018 to present – Director of South Star Mining Corp. (mining company)

September 2021 to present – Director of Providence Living (non-profit residential care provider)

September 2010 to June 2021 – Director of Providence Health Care (non-profit health care provider)

February 2013 to April 2018 – Partner of Pacific Road Capital Management Pty Ltd. (global private equity investment firm)

Ownership of Securities:	5,350,000 shares 6,750,000 options
2,000,000 warrants 950,000 RSUs

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Officer	Principal occupation or employment for past five years
Andrew Marshall, CA, CFA Chief Financial Officer British Columbia, Canada	Chief Financial Officer of First Mining since September 2016 December 2020 to present – Director of Goldplay Mining Inc. (mining company)
Ownership of Securities:	429,500 shares 4,025,000 options
29,600 warrants 670,000 RSUs

Officer	Principal occupation or employment for past five years
Samir Patel, LL.B. (Hons) General Counsel and Corporate Secretary British Columbia, Canada

General Counsel and Corporate Secretary of First Mining since January 2019

June 2020 to present – Director of Interra Copper Corp. (mining company)

June 2016 to December 2018 – Corporate Counsel and Corporate Secretary of First Mining

Ownership of Securities:	470,000 shares 3,625,000 options
29,250 warrants 670,000 RSUs

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To our knowledge, the total number of common shares that the directors and officers as a group either: (i) beneficially owned; or (ii) exercised direction or control over, directly or indirectly, as at the date of this AIF was 23,889,145 common shares. This represents approximately 3.36% of our outstanding common shares as at the date of this AIF (on an undiluted basis).

Interest of management and others in material transactions

To our knowledge, other than as disclosed herein, no director, executive officer or shareholder that either: (i) beneficially owns; or (ii) controls or directs, directly or indirectly, over 10% of any class of our outstanding securities, nor their associates or affiliates, have or have had within the three most recently completed financial years, any material interests, direct or indirect, in any transaction that has materially affected, or is reasonably expected to materially affect, our Company.

Conflicts of interest

Certain directors and officers will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (including mineral companies) and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest. The BCBCA provides that if a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director must disclose his interest in such contract or agreement and must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA and in accordance with our Code of Business Conduct and Ethics.

Other information about our directors and officers

None of our directors or officers, or a shareholder holding a sufficient number of securities of First Mining to affect materially the control of our Company, is or was a director or executive officer of another company (including our Company) in the past 10 years that:

•

was subject to a cease trade or similar order, or an order denying that company any exemption under securities legislation that was in effect for more than 30 consecutive days, while the director or executive officer held that role with the company;

•

was involved in an event while the director or executive officer was acting in that capacity that resulted in the company being subject to one of the above orders after the director or executive officer no longer held that role with the company; or

•

while acting in that capacity, or within a year of acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of them in the past 10 years:

•	became bankrupt;

•	made a proposal under any legislation relating to bankruptcy or insolvency;

•	has been subject to or launched any proceedings, arrangement or compromise with any creditors; or

•	had a receiver, receiver manager or trustee appointed to hold any of their assets.

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None of them has ever been subject to:

•	penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Audit Committee information

National Instrument 52-110 Audit Committees (“NI 52-110”) requires us to have an audit committee (the “Audit Committee”) comprised of not less than three directors all of whom are “independent” and “financially literate” (as such terms are defined in NI 52-110). NI 52-110 also requires us to disclose in this AIF certain information regarding the Audit Committee. That disclosure is set out below.

Overview

The Company’s Audit Committee is principally responsible for:

•	recommending to our Board the external auditor to be nominated for election by the shareholders at each annual general meeting and negotiating the compensation of such external auditor;

•	overseeing the work of the external auditor;

•	reviewing our annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by our Board and publicly disseminated; and

•

reviewing our financial reporting procedures and internal controls to ensure adequate procedures are in place for our public disclosure of financial information extracted or derived from our financial statements.

Committee charter

A copy of the Audit Committee’s charter is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

Our current Audit Committee consists of Raymond Polman (current chairman of the Audit Committee), Keith Neumeyer and Richard Lock.

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of our Board, reasonably interfere with the exercise of the member’s independent judgment. All of the members of our Audit Committee are “independent” within the meaning of NI 52-110.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of our Audit Committee are “financially literate” as that term is defined in NI 52-110.

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Relevant education and experience

The following is a description of the skills and experience of each member of the Audit Committee that is relevant to the performance of their responsibilities as a member of the Audit Committee:

Raymond Polman (Chairman of Audit Committee)

Mr. Polman has over 30 years of public accounting and corporate finance experience in the Canadian and US financial markets and was the Chief Financial Officer of First Majestic Silver Corp. from February 2007 to December 2021. Prior to First Majestic, Mr. Polman had been a Chief Financial Officer for six years with a number of publicly traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental, a large privately-owned company serving the global mining community. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Accountants of British Columbia. Mr. Polman also brings eight years of prior public accounting experience with Deloitte LLP.

Keith Neumeyer

Mr. Neumeyer has worked in the investment community for over 30 years. He began his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships responsible in areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. He also founded and is currently the Chief Executive Officer of First Majestic Silver Corp. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

Richard Lock

Mr. Lock is a veteran mining executive with more than 30 years of experience in project management, development and operations for major mining companies including Rio Tinto, Western Potash, DeBeers and Anglo American. Mr. Lock is currently the Senior Vice President and Project Director for the NorthMet mining project in Minnesota being developed by PolyMet Mining Corp. His most recent prior roles include Construction Director for KAZ Minerals’ Peschanka open pit copper mine in Russia and executive and project director roles at Arizona Mining’s Hermosa Zinc Project in the United States. Mr. Lock has been involved with numerous projects including Yara International’s Dallol potash project in Ethiopia, Western Potash’s Milestone potash project in Canada, and several of Rio Tinto’s projects including the Resolution and Keystone copper assets in the U.S. and the Diavik diamond mine in Canada’s Northwest Territories. Mr. Lock holds a Bachelor of Science in Mining Engineering from Cardiff University in the United Kingdom.

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Audit Committee oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on certain exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) or section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) (Controlled Companies), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Pre-approval policies and procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services; however, the Audit Committee approves all non-audit services in advance.

External auditor service fees (by category)

PricewaterhouseCoopers LLP served as the Company’s external auditor for the years ended December 31, 2021 and December 31, 2020.  The aggregate fees billed by our external auditor during the years ended December 31, 2021 and December 31, 2020 are set out in the table below:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Audit fees (1)	$220,318	$286,770
Audit-related fees (2)	$46,858	$72,760
Tax fees (3)	$127,109	$105,661
All other fees (4)	Nil	Nil
Total	$394,285	$465,191

(1)

Represents the aggregate fees billed and expected to be billed by our external auditor for audit services. In addition to the amounts billed during the calendar years 2021 and 2020, for the audit year ended December 31, 2021, an amount of $51,681 (2020 – $62,513) relating to audit fees expected to be billed in calendar year 2022 has been included above. In addition, for the audit year ended December 31, 2021, an amount of $nil (2020 - $58,850) has been included above, relating to audit fees billed to the Company and paid by Treasury Metals.

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(2)

Represents the aggregate fees billed for assurance and related services by our external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not included under “Audit Fees”. For the audit year ended December 31, 2021, an amount of $25,391 (2020 - $25,680) has been included above, in connection with audit-related fees billed to the Company and paid by Treasury Metals.

(3)	Represents the aggregate fees billed for professional services rendered by our external auditor for tax compliance, tax advice and tax planning.

(4)	Represents the aggregate fees billed for products and services provided by our external auditor other than those services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

Interests of experts

Auditor

Our auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared an independent registered public accounting firm’s report dated March 24, 2022 in respect of the Company’s consolidated financial statements as at December 31, 2021 and for the year then ended. PricewaterhouseCoopers LLP has confirmed that they are independent with respect to the Company in compliance with the rules of the Public Accounting Oversight Board, and the Chartered Professional Accountants of British Columbia Code of Professional Conduct. They are located at Suite 1400 – 250 Howe Street, Vancouver, British Columbia V6C 3S7.

Qualified persons

All technical and scientific information discussed in this AIF, including Mineral Resource and Mineral Reserve estimates for our material properties, has been reviewed and approved by Hazel Mullin, our Director, Data Management and Technical Services, P.Geo., who is a Qualified Person for the purposes of NI 43-101.

The following individuals prepared the Springpole Technical Report:

•	Dr. Gilles Arseneau, Ph.D., P.Geo., of SRK Consulting (Canada) Inc.;

•	Gordon Zurowski, P.Eng., of AGP Mining Consultants Inc.;

•	Roland Tosney, P.Eng., of AGP Mining Consultants Inc.;

•	Cameron McCarthy, P.Eng., P.Geo., P.Tech., of Swiftwater Consulting Ltd.;

•	Duke Reimer, P.Eng., Knight Pièsold Consulting Ltd.; and

•	Dr. Adrian Dance, Ph.D., P.Eng., of SRK Consulting (Canada) Inc.

Mark Drabble, B.App.Sci (Geology), MAIG, MAusIMM, and Kahan Cervoj, B.App.Sci (Geology), MAIG, MAusIMM, Principal Consultants of Optiro Pty Limited, prepared the Cameron Gold Technical Report.

Each of the abovementioned firms or persons named in this section, “Qualified persons”, hold, as either a registered or beneficial holder, less than one percent of the outstanding securities of First Mining or of any associate or affiliate of First Mining. None of the aforementioned firms or persons named in this section, “Qualified persons”, received any direct or indirect interest in any securities of First Mining or of any associate or affiliate of First Mining in connection with the preparation and review of any technical report or this AIF. None of the aforementioned firms or persons named in this section, “Qualified persons”, nor any directors, officers or employees of such firms or persons, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of First Mining.

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Additional information

You can find more information about First Mining under our SEDAR profile at www.sedar.com and on our website at www.firstmininggold.com.

Our most recent management information circular dated May 18, 2021 contains additional information on how our directors and officers are compensated, the principal holders of our securities, and the securities that are authorized for issuance under our equity compensation plans, and is available under our SEDAR profile at www.sedar.com.

For additional financial information about First Mining, see our audited consolidated annual financial statements and management’s discussion and analysis for the financial year ended December 31, 2021, which are also available under our SEDAR profile at www.sedar.com and on our website at www.firstmininggold.com.

Copies of the above documents may be obtained from First Mining by contacting us at Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2, telephone: 1.844.306.8827.

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Appendix A

FIRST MINING GOLD CORP.

AUDIT COMMITTEE CHARTER

1.	INTRODUCTION

(a)

The audit committee (the “Committee”) is appointed by the board of directors (the “Board”) of First Mining Gold Corp. (the “Company”) to be responsible for the oversight of the accounting and financial reporting process and financial statement audits of the Company.

(b)	This charter is prepared to assist the Committee, the Board and management in clarifying responsibilities and ensuring effective communication between the Committee, the Board and management.

2.	COMPOSITION

(a)	The Committee will be composed of three directors from the Board, a majority of whom will be independent (as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices).

(b)

All members of the Committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the Committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

3.	RESPONSIBILITIES

The Committee has the responsibility to:

(i)	review and report to the board of directors of the Company on the following before they are publicly disclosed:

(A)	the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of the Company;

(B)	the auditor’s report, if any, prepared in relation to those financial statements,

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(ii)	review the Company’s annual and interim earnings press releases before the Company publicly discloses this information;

(iii)

satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures;

(iv)	recommend to the Board:

(A)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(B)	the compensation of the external auditor,

(v)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(vi)

monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established;

(vii)	monitor the management of the principal risks that could impact the financial reporting of the Company;

(viii)	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(ix)	pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor;

(x)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(xi)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings; and

(xii)	review, and report to the Board on its concurrence with the disclosure required by Form 52-110F2 – Disclosure by Venture Issuers in any management information circular prepared by the Company.

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4.	AUTHORITY

(a)	The Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors.

(b)

The Committee has the authority to communicate directly with and to meet with the external auditor, without management involvement. This extends to requiring the external auditor to report directly to the Committee.

5.	REPORTING

(a)	The Committee will report to the Board on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Board meeting.

6.	EFFECTIVE DATE

(a)	This Charter was implemented by the Board on May 19, 2015.

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